GBLI

GLOBAL INDEMNITY



Cover and illustrations within generated by AI

MESSAGE FROM THE CHAIRMAN



Fellow Shareholders,

Global Indemnity delivered excellent growth and profitability in 2025. Our "fortress" balance sheet and digital transformation have us ready to accelerate.

2025 Performance

We maintained underwriting discipline while hitting key milestones:

- **Gross Written Premium:** $401.4 million (up 9.2%)*
- **Pre-Tax Adjusted Operating Contribution:** $95.4 million (up 17.5%)
- **Accident Year Combined Ratio:** 92.2%**
- **Adjusted ROE (Insurance):** 14.7%
- **Net Investment Income:** $62.7 million (up 127% since 2022)

*Excludes terminated products. **Excludes California wildfires.

Synergy in Action

A year ago, we separated distribution from capital to become more nimble. It is working.

Katalyx Holdings (Distribution & Underwriting)
- Placed 130,000 policies through 350 wholesale agents and 3,300 retail agents.
- **Penn-America** wrote $256 million in premium with an exceptional 49.6% loss ratio.
- Vacant Express & Collectibles expanded distribution and grew submissions double-digits.
- Founded **Valyn Re,** helping our Assumed E&S business grow by 76.7%.

Belmont Holdings (Capital)
- $700 million book value with **zero debt.**
- $284 million in discretionary capital—well above what is required for our 'A' AM Best rating.
- $1.4 billion high-grade, liquid investment portfolio.

Operational Alpha: The Kaleidoscope Platform

We are chasing **Operational Alpha**—superior returns driven by internal efficiency and our own technology.

The rollout of our **Kaleidoscope Platform** in 2026 will drive our expense ratio from the high 30s down to the low 30s. It allows us to integrate large wholesalers in **days** rather than months, providing the foundation for double-digit premium growth.

The Way Forward

Since our 2003 IPO, we have returned $650 million to shareholders, fully repaid $300 million of debt, and generated $284 million of discretionary capital, as well as grown book value from $114 million to $703 million. We remain focused on the niches where our data and speed give us a winning edge.

Our investments in people and technology will continue to drive value through 2026 and beyond.
Sincerely,

Saul A. Fox, Chairman
Global Indemnity Group, LLC



ABOUT GLOBAL INDEMNITY

Global Indemnity Group, LLC (NASDAQ: GBLI) ("Global Indemnity" or the "Company") is a publicly listed holding company for specialty property and casualty insurance-related businesses. We provide the structure, capital, strategic direction and talent through our portfolio companies, Katalyx Holdings and Belmont Holdings GX, to execute their growth plans and maximize their value.

Our portfolio companies are organized across two operating divisions:

Katalyx Holdings LLC

A specialty insurance intermediary that operates four managing general agencies focused on sourcing, underwriting, and servicing primary and reinsurance business and three insurance product and services entities:

- Penn America Insurance Services, LLC
- J.H. Ferguson & Associates, LLC
- Collectibles Insurance Services, LLC
- Valyn Re, LLC
- Kaleidoscope Insurance Technologies, Inc.
- Sayata
- Liberty Insurance Adjustment Agency, Inc.

Belmont Holdings GX

A trusted specialty property and casualty insurance and reinsurance holding company backed by disciplined underwriting and strong capital, dedicated to covering both admitted and non-admitted risks through five AM Best "A" rated statutory insurance companies.

- Penn-America Insurance Company
- United National Insurance Company
- Penn-Patriot Insurance Company
- Diamond State Insurance Company
- Penn-Star Insurance Company

KATALYX HOLDINGS

Penn America Insurance Services



J.H. Ferguson & Associates (Vacant Express)



Collectibles Insurance Services



Valyn Re



KATALYX HOLDINGS

Kaleidoscope Insurance Technologies



Sayata



Liberty Insurance Adjustment Agency



GUIDING OUR FUTURE

BOARD MEMBERS

EXECUTIVE OFFICERS

Jay W. Brown
Chief Executive Officer

Brian Riley
Chief Financial Officer

(1) Financial Expert
(2) Acquisition Committee
(3) Audit Committee
(4) Conflicts Committee
(5) Enterprise Risk Management
    Committee
(6) Executive Committee
(7) Investment Committee
(8) Nomination, Compensation
    & Governance Committee





Saul A. Fox
Chairman
(2) (6) (7)



Jay W. Brown
Chief Executive Officer



Seth J. Gersch
Owner,
Managing Director
Hindsight Vineyards
(1) (3) (4) (6) (7)



Fred Karlinsky, Esq.
Shareholder &
Chair, Global
Insurance Practice
(2) (3) (8)



Bruce Lederman
Entrepreneur & Retired
Senior Partner
Latham & Watkins, LLP
(3) (4) (5)



Thomas M. McGeehan
Former Chief
Financial Officer
Global Indemnity
Group, LLC
(5) (6) (7) (8)



Jason C. Murgio
Principal,
Chief Executive Officer
Merger & Acquisition
Services, Inc.
(2) (8)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from _____ to _____

001-34809
Commission File Number

GLOBAL INDEMNITY GROUP, LLC
(Exact name of registrant as specified in its charter)

Delaware	**85-2619578**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

112 S. French Street, Suite 105
Wilmington, DE
19801

(Address of principal executive office including zip code)

Registrant's telephone number, including area code: (302) 691-6276

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Shares	GBLI	Nasdaq Global Select Market

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐; Accelerated filer ☒; Non-accelerated filer ☐; Smaller reporting company ☐; Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   YES ☐ NO ☒

The aggregate market value of the common equity held by non-affiliates of the registrant, computed by reference to the price of the registrant's class A common shares as of the last business day of the registrant's most recently completed second fiscal quarter (based on the last reported sale price on the Nasdaq Global Select Market as of such date), was $225,807,147. There are no class B common shares held by non-affiliates of the registrant.

As of March 10, 2026, the registrant had outstanding 10,557,227 class A common shares (including 550,000 class A common shares designated as class A-2 common shares) and 3,793,612 class B common shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant’s Proxy Statement relating to the 2026 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025 are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

PART I

Item 1. BUSINESS

Some of the information contained in this Item 1 or set forth elsewhere in this report, including information with respect to Global Indemnity Group, LLC and its subsidiaries' plans and strategy, constitutes forward-looking statements that involve risks and uncertainties. Please see "Cautionary Note Regarding Forward-Looking Statements" at the end of Item 7 of Part II and "Risk Factors" in Item 1A of Part I for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained herein.

Overview

Global Indemnity Group, LLC ("Global Indemnity" or "the Company"), is a Delaware limited liability company whose predecessors have been publicly traded since 2003. Effective after close of trading on November 3, 2025, the Company transferred the listing of its class A common shares (excluding class A common shares designated as class A-2 common shares) from the New York Stock Exchange to the Nasdaq Global Select Market where the shares continue to trade under the existing ticker symbol "GBLI".

Global Indemnity Group, LLC is a publicly traded partnership for U.S. federal income tax purposes. The Company believes that it has met, and intends to continue to meet, the qualifying income exception to maintain partnership status. As a partnership, Global Indemnity Group, LLC is generally not subject to federal income tax and most state income taxes. Each holder of class A common shares is treated as a partner in a partnership for U.S. federal income tax purposes. Shareholders must include in their taxable income their allocable share of Global Indemnity Group, LLC's items of income, gains, losses, deductions, and other items of the partnership for Global Indemnity Group, LLC's taxable year ending within or with the shareholders' taxable year, regardless of whether any cash or other distributions are made. The Company will furnish to each shareholder a schedule K-1 as soon as practical after the close of each calendar year. Income earned by the subsidiaries of Global Indemnity Group, LLC is subject to corporate tax in the United States and, therefore, is not taxable to Global Indemnity Group, LLC's shareholders until the income is distributed by the subsidiaries to Global Indemnity Group, LLC.

Corporate Structure

Global Indemnity operates through two primary subsidiaries:

- **Katalyx Holdings LLC ("Katalyx")** (formerly Penn-America Underwriters, LLC) is a specialty insurance intermediary formed through an internal reorganization completed in December 2024. Katalyx comprises:(i) four agencies focused on sourcing, underwriting, and servicing primary and assumed reinsurance business; and (ii) three specialized insurance service businesses providing technology, AI-enabled marketplace and claims services.

- **Belmont Holdings GX, Inc. ("Belmont Holdings")** owns five statutory insurance carriers: Penn-Patriot Insurance Company, Diamond State Insurance Company, Penn-Star Insurance Company, Penn-America Insurance Company, and United National Insurance Company, each of which are rated "A" (Excellent) by AM Best. Collectively, the insurance carriers are licensed in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands.

The Company's management team is experienced in the insurance industry and the excess and surplus lines marketplace and has long-standing relationships in the industry. The Company's organizational structure allows it to be highly responsive and flexible in interactions with its agents.

December 2024 Reorganization

In December 2024, the Company completed an internal reorganization that established Katalyx Holdings LLC as a distinct intermediary platform. The reorganization was designed to:

- Establish separate, distinctly branded agency businesses for each business division (Wholesale Commercial, Vacant Express, Collectibles and Specialty Products) to strengthen branding, attract talent and deepen distribution relationships.

- Create stand-alone business for technology (Kaleidoscope Insurance Technologies, Inc.) and claims services (Liberty Insurance Adjustment Agency, Inc.) that support Belmont Holdings and are positioned to offer services to other insurance industry participants.

- De-stack the insurance companies within Belmont Holdings, resulting in an increased consolidated surplus and more efficient management of capital and liquidity.

Business Segments

In the first quarter of 2025, the Company realigned its reportable segments to reflect changes in how the Company now manages its operations, reviews operating results, and allocates resources. The Company now has three reportable segments:

- ***Agency and Insurance Services -*** Katalyx's four agencies and three specialized insurance service businesses.
- ***Belmont Insurance Companies - Core ("Belmont Core") -*** insurance company operations for ongoing direct insurance and assumed reinsurance products written in the E&S marketplace (formerly the Penn-America segment).
- ***Belmont Insurance Companies - Non-Core ("Belmont Non-Core") -*** **i**nsurance company operations for lines of business that have been de-emphasized or are no longer being written (formerly the Non-Core Operations segment).

Segment results for 2024 and 2023 have been recast to conform to these reportable segments. See Note 20 of the notes to the consolidated financial statements in Item 8 of Part II of this report for gross and net written premiums, income, and total assets of each operating segment for the years ended December 31, 2025, 2024 and 2023. For a discussion of the variances between years 2025 and 2024, see "Results of Operations" in Item 7 of Part II of this report.

Agency and Insurance Services Segment

The Agency and Insurance Services segment comprises the Katalyx platform focused on underwriting, growth and distribution of insurance products, and providing technology and claim services to policyholders and agents. Katalyx operates a portfolio of four agencies and three specialized service businesses, each described below.

Agencies. Katalyx's agencies distribute specialty property and casualty insurance products in the E&S marketplace targeting Main Street Specialty Excess & Surplus Lines focusing on small businesses such as Artisan Contractors, Habitational (Landlord), General Services, Vacant Properties, Mercantile & Restaurants, Bars & Taverns, Commercial Buildings, and Collectibles. The Company has served this market for over 40 years and its agencies collectively distribute and underwrite commercial coverages across more than 1,000 classes of business. Katalyx's agencies consist of the following:

- **Penn America Insurance Services, LLC** distributes property and general liability products for small commercial businesses through a select network of wholesale general agents with specific binding authority using company administered systems to rate, quote and issue policies.

- **J.H. Ferguson & Associates, LLC** distributes two products (i) Vacant Express which provides property and general liability products for owners of properties under construction, under renovation, vacant, or rented distributed through wholesale general agents and retail agents using Company administered systems to rate, quote and issue polices; and (ii) Specialty Products, a suite of of property and general liability niche products currently distributed through program administrators with specific binding authority. Effective 2026, distribution of Specialty Products to program administrators will be managed directly by Belmont Holdings personnel.
- **Collectibles Insurance Services, LLC** offers digital direct-to-consumer property coverage for owners of collectibles items using Company administered systems. Collectibles Insurance Services has provided specialty coverage for collectors for more than 50 years, covering a broad range of collection types including protection against theft, fire, accidental damage, and loss in transit.

- **Valyn Re, LLC** (formed October 2025; in the process of obtaining required licenses) will operate an agency distributing proportional assumed treaty reinsurance for Belmont Holdings and, when licensed, for other third-party carriers. Valyn Re is focused on supporting E&S specialty managing general agencies ("MGAs") and smaller traditional insurers seeking proportional treaty capacity in niche property and casualty lines. Treaties are contracted through reinsurance brokers/intermediaries and typically involve risk sharing by either the carrier or the producer. Assumed reinsurance is currently underwritten by Belmont Holdings through its own personnel pending Valyn Re's licensure.

Specialized Insurance Service Businesses. In addition to its four agencies, Katalyx operates three specialized service businesses that support both Katalyx's agencies and Belmont Holdings, and that are structured to offer services to other insurance industry participants over time.

- **Kaleidoscope Insurance Technologies, Inc.** develops proprietary underwriting and policy systems intended to enhance agility, speed to market, and underwriting performance. Kaleidoscope is focused on delivering technology solutions using advanced analytics, AI-enabled capabilities, and digital distribution tools. See "Technology Platforms" below for further detail.

- **Sayata (comprising Sayata US Insurance Services, Inc. and New Sabre Labs Ltd.)** operates an artificial intelligence-enabled digital marketplace and agency for small commercial insurance. Sayata's platform is designed to help insurance professionals streamline operations and place commercial risk more efficiently. Sayata also offers a proprietary Risk Engine developed to assist carriers and MGAs with risk selection and underwriting analytics. Sayata conducts agency operations for commercial insurance placement in addition to its platform services.

- **Liberty Insurance Adjustment Agency, Inc. ("Liberty")** provides claims evaluation, adjustment, and related services across diverse lines of business. Liberty's staff is licensed nationwide and includes in-house legal specialists who support coverage analysis and complex claims resolution. Liberty handles thousands of new claims annually. See "Claims Administration Services" below for further detail.

Marketing and Distribution. Katalyx distributes insurance products across a wide distribution network that includes wholesale general agents, retail agents, and direct-to-consumer. The Company's primary distribution strategy is to maintain longstanding strong relationships with high-quality wholesale general agents and retail agents. Its average tenure with its wholesale agents is 15 years.

New wholesale general agent appointments require financial and product expertise due diligence. Prospective agents are first granted "trial period access" to its proprietary systems and underwriting tools to "test quote" policies before granting full authority to underwrite and issue policies. The Company evaluates the ability of the agent to execute procedures properly before giving full authority to produce business. Contracts with each agent set forth key terms including direct commissions and profit commissions. Agents are eligible for profit commissions for superior underwriting results.

Katalyx's underwriting staff monitors agent performance on an ongoing basis through reviews of production, loss results, and policy audits. In-person and virtual visits are conducted by assigned underwriters and/or managers, supplemented by outreach at industry events.

As of December 31, 2025, Katalyx distributes through approximately 350 wholesale general agent offices, 3,300 retail agents, and 21,000 direct-to-consumer policies. None of these agents accounted for more than 10% of gross written premiums within the Belmont Core segment for the year ended December 31, 2025 and the three largest wholesale agency groups in the United States in aggregate accounted for less than 20% of gross written premiums within the Belmont Core segment for the year ended December 31, 2025. The Company has approximately 135,000 policies in force as of December 31, 2025.

Pricing. Katalyx's actuaries customize the pricing for each product utilizing their expertise in factors such as historical loss data, changes in rate levels over time, outputs from property catastrophe modeling, and individual risk and coverage attributes supplemented by industry data. The company generally references Insurance Services Office ("ISO") actuarial loss costs provided as a baseline for most products. For certain products, the Company may employ proprietary rating methods, including the use of machine learning, advanced statistical analyses, and competitor benchmarking, when appropriate. Belmont Core's underwriting objective is to achieve a satisfactory risk-adjusted rate of return.

Underwriting. The insurance products that Katalyx distributes are primarily underwritten through specific binding authority granted to its distribution partners. Katalyx's agencies underwrite submissions received from wholesale general agents and program administrators in accordance with carrier underwriting guidelines. Approximately 90% of the policies are fully automated and are processed by the agents utilizing Katalyx's technology platform to rate, quote and issue binders or policies. Underwriters have defined levels of authority that vary based on experience and performance. Agents have no authority to change forms or underwriting rules and have very limited discretionary pricing authority.

A comprehensive, regularly updated underwriting manual that specifically outlines risk eligibility which is developed based on the type of insured, nature of exposure and overall expected profitability is used for underwriting. This manual also outlines (a) rates, (b) underwriting guidelines, including but not limited to policy forms, terms and conditions, and (c) policy issuance instructions. Training on these underwriting guidelines is done via in-person agency visits, marketing calls, agency conferences, or webinars.

Risks outside the specific binding authority must be submitted to Katalyx's underwriting personnel directly for underwriting review for approval or denial. The Company and its agents perform additional loss control activities through property inspections. Premiums audits are performed on the Company's casualty business rated on revenue and payroll exposure.

Underwriting quality of its wholesale general agents is monitored through a comprehensive control system that includes: (i) automated system criteria edits and exception reports, (ii) targeted policy reviews to measure adherence to the Company's underwriting manual or letter of authority including: risk selection, underwriting compliance, policy issuance and pricing, (iii) periodic on-site and virtual comprehensive audits to evaluate processes, controls, profitability and adherence to the Company's underwriting manual or letter of authority including: risk selection, underwriting compliance, policy issuance and pricing, (iv) internal quarterly actuarial analysis of loss ratios produced by business underwritten by the Company's wholesale general agents and retail agents, and (v) internal quarterly analysis of financial results, including premium growth and overall profitability of business produced by the Company's wholesale general agents and retail agents.

Wholesale general agents and program administrators are eligible for profit commissions tied directly to producing profitable business.

Technology Platforms. Kaleidoscope Insurance Technologies, Inc, provides agents with rate, quote and policy issuance systems for Belmont Core business and maintains the ability to update rates, policy terms and conditions, and underwriting guidelines. The Company's agents can typically transact a piece of business in 20 minutes or less.

The technology platforms capture key underwriting and rating elements, enabling the Company to perform profitability analysis and predictive risk analytics. Proprietary automated reports, developed by the Company's underwriting teams, measure rate adequacy, retention, new business growth, and overall profitability across dimensions such as geography, agent, class of business, policy limits, and coverage. Proprietary automated reports are also developed to monitor key attributes of risk exposures.

While the Company's existing technology platforms enable it to conduct business, the Company is focused on further enhancing its technology infrastructure to drive increased efficiency and agility in the competitive insurance industry. The Company has made, and continues to make, a multi-year investment to develop proprietary cloud-hosted, multi-tenant platform designed for property and casualty insurance products, intended to enhance (i) rate, quote, and policy issuance systems connecting with wholesale general agents, (ii) maintenance of key underwriting elements, including but not limited to rates, forms, rules, underwriting guidelines, and underwriting authorities, (iii) underwriting workflow management and (iv) data analytics. The Wholesale Commercial Excess Liability product was launched on this new platform in 2024, followed by Special Events in 2025. An Underwriting Workbench was implemented in 2025 to streamline workflows and automate submission approval processes for these products to enhance service delivery.

Claims Administration Services. Liberty Insurance Adjustment Agency, Inc. ("Liberty"), provides claims evaluation, adjustment, and related services across diverse lines of business.

Liberty's approach to claims management is designed to investigate reported incidents at the earliest juncture, to select, manage, and supervise all legal and adjustment aspects of claims, including settlement, for the mutual benefit of the Company, its professional general agents, wholesale brokers, reinsurers and insureds. The wholesale general agents, program administrators and wholesale brokers, through which Katalyx distributes its products, have no authority to settle claims or otherwise exercise control over the claims process.

Liberty's staff is licensed nationwide and includes in-house legal specialists who support coverage analysis and complex claims resolution. Liberty handles thousands of new claims annually through an in-house claims department organized into four dedicated units: casualty, property, subrogation, and construction defect. These professionals handle coverage confirmation, investigation, customer service, claims adjustment, and disposition, supported by a network of Company-approved independent adjusters and attorneys.

The Company has a formal claims review process, and all claims greater than $250,000 are reviewed by senior claims management and certain senior executives. Large loss trends and analysis are reviewed by a Large Loss committee.

Belmont Core Segment

The Belmont Core comprises the insurance company operations conducted at Belmont's five statutory insurance carriers in the E&S marketplace. Belmont Core's insurance carriers are eligible to write on a surplus lines (non-admitted) basis and are licensed to write on an admitted basis in all 50 U.S. States, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. This dual capability provides flexibility in product design and rate-setting to address emerging risks and market opportunities.

In 2025, excluding assumed reinsurance, Belmont Core wrote 89% of its business on a non-admitted basis and 11% on an admitted basis.

Over the 22 years since the Company's IPO in 2003, Belmont Core's business lines have an average gross loss ratio of 54%.

Belmont Core provides specialty property and casualty insurance products on both an admitted and non-admitted basis targeting Main Street businesses in the E&S marketplace across more than 1,000 classes of business.

The segment's five business divisions are:

- **Wholesale Commercial** - property and general liability products for small commercial businesses distributed by Penn America Insurance Services, LLC.

- **Specialty Products** - property and general liability niche products, currently distributed through J.H. Ferguson & Associates, LLC. Effective 2026, distribution of Specialty Products will be managed directly by Belmont Core personnel.

- **Vacant Express** - property and general liability products for owners of properties under construction, under renovation, vacant, or rented distributed by J.H. Ferguson & Associates, LLC.

- **Collectibles** - property coverage for owners of collectible items, distributed by Collectibles Insurance Services, LLC on a direct-to-consumer basis. Collectibles Insurance Services has provided specialty coverage to collectors for more than 50 years.

- **Assumed Reinsurance** - individual treaties with small-to-medium sized financially sound insurers in niche product lines, contracted through reinsurance brokers/intermediaries focused on the US property and casualty market. In 2025, the assumed reinsurance treaties were placed through 5 brokers through Belmont Core; no single broker accounted for 10% or more of Belmont Core's gross written premium or 10% or more of the Company's consolidated revenues for the year ended December 31, 2025. Effective 2026, Valyn Re LLC will distribute assumed reinsurance for Belmont Core.

The following table sets forth Belmont Core's gross written premiums by business division:

	For the Years Ended December 31,					
	2025		2024		2023	
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Wholesale Commercial (1)	$ 256,001	63.7%	$ 248,600	62.2%	$ 234,941	63.6%
Specialty Products (1)	36,562	9.1	64,831	16.1	72,535	19.5
Vacant Express (1)	46,781	11.7	40,497	10.1	32,771	8.9
Collectibles (1)	17,172	4.3	15,844	4.0	15,538	4.2
Total direct written premiums	$ 356,516	88.8	$ 369,772	92.4	$ 355,785	96.2
Assumed Reinsurance	44,896	11.2	30,204	7.6	13,875	3.8
Total gross written premiums	$ 401,412	100.0%	$ 399,976	100.0%	$ 369,660	100.0%

(1) Direct written premiums produced by Katalyx's agencies on behalf of Belmont Core in 2025.

Underwriting and Pricing. Corporate underwriting at Belmont Holdings governs business distributed by Katalyx agencies and its program administrators for Specialty Products. It establishes underwriting strategy, risk appetite, standards, and operating controls for business underwritten on Belmont's insurance carriers. It aligns underwriting activity with portfolio objectives, financial targets and capital by defining policies and authorities, managing aggregate risk and concentrations, reviewing large or exception risks, and monitoring underwriting performance. Corporate underwriting operates under the Chief Underwriting Officer and works closely with actuarial, reinsurance, and enterprise risk management functions while preserving front‑line underwriting authority.

Geographic Concentration. The following table sets forth the geographic distribution of Belmont Core's gross written premiums for the periods indicated:

| | For the Years Ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
California	$ 54,476	13.6%	$ 57,308	14.3%	$ 56,361	15.2%
Florida	45,261	11.3	51,295	12.8	46,859	12.7
Texas	40,374	10.1	41,478	10.4	34,413	9.3
New York	34,616	8.6	36,846	9.2	38,812	10.5
Massachusetts	18,116	4.5	18,932	4.7	17,940	4.9
Louisiana	14,027	3.5	14,494	3.6	13,188	3.6
Pennsylvania	13,287	3.3	12,718	3.2	11,413	3.1
New Jersey	13,075	3.3	14,137	3.5	11,189	3.0
Illinois	12,128	3.0	11,388	2.9	11,386	3.1
Georgia	11,019	2.7	11,372	2.8	8,148	2.2
Subtotal	256,379	63.9	269,968	67.4	249,709	67.6
All other states	100,121	24.9	104,587	26.2	106,076	28.6
Assumed Reinsurance	44,912	11.2	25,421	6.4	13,875	3.8
Total	$ 401,412	100.0%	$ 399,976	100.0%	$ 369,660	100.0%

Belmont Non-Core Segment

The Belmont Non-Core segment comprises lines of business that have been de-emphasized or are no longer being written. Net earned premiums were $0.4 million in 2025 compared to $7.2 million in 2024.

The primary activities of Belmont Non-Core are servicing the exiting policies and treaties in run-off, adjusting claims, and estimating loss reserves on de-emphasized and terminated business.

Products within Belmont Non-Core segment (manufactured home, dwelling, motorcycle, watercraft, certain homeowners products, and farm, ranch & equine business) operated primarily in the standard or admitted markets and were distributed through retail agents, wholesale general agents, and brokers. These insurance products were either underwritten via limited binding authority, specific binding authority, or by internal personnel. The Property Brokerage operated predominantly in the E&S /non-admitted market and was distributed through wholesale brokers. Retrocessional reinsurance treaties were distributed through brokers and on a direct basis.

Information technology development initiatives related to business lines within Belmont Non-Core have been discontinued.

Additional capital has and will become available as a result of de-emphasizing and exiting non-core business. This additional capital is expected to support future growth in the Company's Belmont Core segment and provide capital for business initiatives.

Excess and Surplus Lines Marketplace

The Company operates in the Excess and Surplus Lines Marketplace ("E&S Market"). The E&S Market provides coverage for businesses that often do not fit the underwriting criteria of an insurance company operating in the standard markets due to their relatively unpredictable loss patterns and unique niches of exposure requiring rate and policy form flexibility. Without the excess and surplus lines market, certain businesses would have to self-insure their exposures, or seek coverage outside the U.S. market.

In the standard property and casualty insurance market, insurance rates and forms are highly regulated; products and coverage are largely uniform and have relatively predictable exposures. Standard market insurers tend to compete for customers primarily on the basis of price, coverage, value-added service, and financial strength. By contrast, E&S market competition tends to focus less on price and more on availability, service, and other considerations. While E&S risks may carry higher perceived uncertainty, E&S underwriters have historically generated underwriting profitability superior to standard-market underwriters.

The Company also offers select specialty products. These products, primarily Vacant Express, required by specific insureds are not otherwise available from standard market carriers. Admitted products are subject to greater state regulatory oversight than surplus lines products, particularly regarding rate and form filing requirements and the ability to enter or exit lines of business.

In 2025, excluding Assumed Reinsurance, Belmont Core wrote 89% of its business on a non-admitted basis and 11% on an admitted basis.

Reinsuring Underwriting Risk

<u>**Philosophy and Approach**</u>

The Company's philosophy is to purchase reinsurance from third parties to limit its liability on individual risks and to protect against property catastrophe and casualty clash losses. Reinsurance helps control exposure to severe losses and reserve capital. The type, cost, and limits of reinsurance purchased may vary annually based upon the Company's desired retention levels and the availability of quality reinsurance at an acceptable price. The Company purchases reinsurance based on guidelines established by management.

Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of limits on the policies it has written, it makes the assuming reinsurer liable to the insurer to the extent of the ceded insurance. The Company primarily utilizes treaty reinsurance (both proportional and excess of loss structures) and may purchase facultative reinsurance protection on single risks when warranted. The Company analyzes its reinsurance contracts to ensure that they meet the risk transfer requirements.

The Company endeavors to purchase reinsurance from financially strong reinsurers with which it has long-standing relationships, and in certain circumstances holds collateral (including letters of credit) under reinsurance agreements.

<u>**Reinsurance Structures**</u>

The Company selects reinsurance structures based on the characteristics of the risks being covered.

- Proportional (quota share) reinsurance is typically used for umbrella and excess products, certain specialty products, and new products in development, as it provides the most cost-effective way to control net exposure in those areas.

- Excess of loss reinsurance is used for property catastrophic events and for individual risk severity on property and casualty risks, enabling the Company to maximize underwriting profit over time by retaining its desired amount of risk while limiting exposure to unforeseen volatility.

The Company continually evaluates its retention levels across its entire portfolio to align reinsurance structures with its corporate risk tolerance levels associated with such products. Decisions to change retention levels may affect earnings volatility and reflect changes in risk tolerance.

Any decision to decrease the Company's reliance upon proportional reinsurance or to increase the Company's excess of loss retentions could increase the Company's earnings volatility. In cases where the Company decides to increase its excess of loss retentions, such decisions will be a result of a change or progression in the Company's risk tolerance level.

To the extent that there may be an increase or decrease in catastrophe or casualty clash exposure in the future, the Company may increase or decrease its reinsurance protection for these exposures commensurately.

<u>**Material Reinsurance Treaties**</u>

Property Catastrophe Excess of Loss. Effective June 1, 2025, the Company purchased two layers of occurrence coverage: (i) 100% of $25 million in excess of $25 million (with one paid reinstatement) and (ii) $25 million in excess of $50 million (with one paid reinstatement). These terms are unchanged from the prior treaty effective June 1, 2024.

Property Per Risk Excess of Loss. Effective January 1, 2026, the renewed treaty provides for non-cannabis property risks, 100% of $2.5 million per risk in excess of $2.5 million per risk and 100% of $5.0 million per risk in excess of $5.0 million, each with multiple free reinstatements. The prior treaty (expired December 31, 2025) provided 100% of $2.5 million per risk in excess of $2.5 million per risk and 95% of $5.0 million per risk in excess of $5.0 million per risk. For cannabis property risks, coverage of 85% of $2.5 million per risk in excess of $2.5 million per risk, and 85% of $5.0 million per risk in excess of $5.0 million per risk, with multiple free reinstatements. The prior treaty (expired December 31, 2025) provided 70% of $2.5 million per risk in excess of $2.5 million per risk and 65% of $5.0 million per risk in excess of $5.0 million per risk.

Casualty Excess of Loss. Effective January 1, 2026, the renewed treaty provides 100% of $3.5 million per occurrence in excess of $1.5 million per occurrence and 81.5% of $10 million per occurrence in excess of $5.0 million per occurrence, subject to an aggregate limit of $34 million. The prior treaty effective January 1, 2025 provided 80% of $10 million per occurrence in excess of $2.5 million per occurrence, subject to an aggregate limit of $20 million.

Umbrella and Excess Liability Quota Share. Effective July 1, 2025, the Company amended to extend its umbrella and excess liability quota share (50% coverage up to $5 million) through December 31, 2025. This treaty was not renewed effective January 1, 2026 as umbrella and excess business will be covered under the Casualty Excess of Loss Treaty.

Reinsurance Receivables by Reinsurer

The following table sets forth the ten reinsurers for which the Company had the largest reinsurance receivables as of December 31, 2025. Also shown are the amounts of premiums ceded by the Company to these reinsurers during the year ended December 31, 2025.

(Dollars in millions)	AM Best Rating	Gross Reinsurance Receivables		Percent of Total	Ceded Premiums Written		Percent of Total
Munich Re America Corp.	A+	$	30.9	48.2%	$	4.4	40.0%
General Reinsurance Corp.	A++		9.9	15.4		1.2	11.2
Swiss Reinsurance America Corp.	A+		4.8	7.5		1.0	8.9
Allianz Risk Transfer	A+		4.6	7.2		—	—
Westport Insurance Corporation	A+		2.7	4.2		—	—
Argo Re, Ltd	A-		2.1	3.3		—	—
XL Reinsurance America, Inc	A+		1.3	2.0		—	—
America Agricultural Insurance	A		1.3	2.0		0.2	1.8
Factory Mutual Insurance Company	A+		1.2	1.9		1.4	12.7
Scor Reinsurance Company	A		1.1	1.7		0.3	2.9
Subtotal		$	59.9	93.4%	$	8.5	77.5%
All other reinsurers			4.2	6.6		2.5	22.5
Total reinsurance receivables before allowance for expected credit losses		$	64.1	100.0%	$	11.0	100.0%
Allowance for expected credit losses			(1.5)				
Total receivables, net of allowance for expected credit losses			62.6				
Collateral held in trust from reinsurers			(8.6)				
Net receivables		$	54.0				

At December 31, 2025, the total receivables, net of collateral held in trust, were $54.0 million. This amount is net of an allowance for expected credit losses of $1.5 million at December 31, 2025. Historically, there have been insolvencies following a period of competitive pricing in the industry. The Company reviews its financial exposure to the reinsurance market on a quarterly basis and assesses the adequacy of its collateral and allowance for expected credit losses. The Company continues to take actions to mitigate its exposure to possible loss.

Claims Management and Administration

The Company's approach to claims management is designed to provide technical and regulatory oversight and supervision of all legal and adjustment aspects of claims, including settlement, for the benefit of the Company, its professional general agents, wholesale brokers, reinsurers and insureds. The Company's professional general agents and wholesale brokers have no authority to settle claims or control over the claims process. The claims management staff supervises or processes all claims.

Claims are managed by: (i) Belmont's in-house claims professionals, (ii) Liberty Insurance Adjustment Agency, Inc., and (iii) third-party assuming reinsurers to whom limited claims handling authority is delegated. Together these parties handle coverage confirmation, investigation, customer service, claims adjustment and disposition, supported by a network of Company-approved independent adjusters and attorneys. Approximately 95% of claims are handled by Belmont's in-house claims management professionals and Liberty; and approximately 5% are handled by assuming reinsurers. The Company reviews and supervises the claims handled by its reinsurers seeking to protect its reputation and minimize exposure. All claims exceeding $250,000 are reviewed by senior claims management and certain senior executives; large-loss trends are reviewed by the Large Loss Committee.

Reserves for Unpaid Losses and Loss Adjustment Expenses

Applicable insurance laws require the Company to maintain reserves to cover its estimated ultimate losses under insurance policies and reinsurance treaties that it writes and for loss adjustment expenses relating to the investigation and settlement of claims.

Establishing Reserves

The Company establishes losses and loss adjustment expense reserves for individual claims by evaluating reported claims on the basis of: (i) knowledge of the circumstances surrounding the claim, (ii) the severity of injury or damage, (iii) jurisdiction of the occurrence, (iv) the potential for ultimate exposure, (v) litigation related developments, (vi) the type of loss, and (vii) the Company's experience with the insured and the line of business and policy provisions relating to the particular type of claim.

The Company also establishes incurred but not reported losses ("IBNR") reserves, which include provisions for development on known cases as well as provisions for claims that have occurred but not been reported. IBNR reserves are based on the Company's historical statistical information, supplemented with industry data where appropriate, and incorporate estimates of future trends in claims severity and other judgment factors. Reserves are carried on an undiscounted basis (other than fair value adjustments recorded under purchase accounting).

The Company's reserves are reviewed quarterly by the in-house actuarial staff; management is responsible for the final reserve selections. Reserve reviews are summarized on both a gross and net of reinsurance basis.

In addition to the Company's internal reserve analysis, independent external actuaries perform a full, detailed review of the reserves annually. The Company does not rely upon the review by the independent actuaries to develop its reserves, but uses their review to corroborate the analysis performed by the in-house actuarial staff. Results of the internal and external reviews are discussed with the Company's senior management to determine Management's best estimate of reserves.

Claim Development Periods

For certain classes of risks, the period of time between the occurrence of an insured event and the final resolution of a claim may span many years, requiring upward or downward adjustments to reserves over time. Certain classes, such as of umbrella and excess liability, historically have longer intervals between the occurrence of an insured event and final resolution resulting in possibility of several adjustments to reserves over time. Other classes, such as most property insurance, historically have shorter intervals between the occurrence of an insured event and final resolution, and are inherently less likely to require significant reserve adjustments over time.

The losses and loss adjustment expense reserving process is intended to reflect the impact of inflation and other factors affecting loss payments by taking into account changes in historical payment patterns and perceived trends. However, there is no precise method for the subsequent evaluation of the adequacy of the consideration given to inflation, or to any other specific factor, or to the way one factor may affect another.

See the notes to the consolidated financial statements in Item 8 of Part II of this report for a reconciliation of the Company's liability for losses and loss adjustment expenses, net of reinsurance ceded, as well as further discussion surrounding changes to reserves for prior accident years.

Asbestos and Environmental ("A&E") Exposure

The Company's environmental exposure arises from the sale of general liability and commercial multi-peril insurance. Current policies continue to exclude classic environmental contamination claims. However, in some states, the Company is required, depending on the circumstances, to provide coverage for certain bodily injury claims, such as an individual's exposure to a release of chemicals. The Company has also issued policies that were intended to provide limited pollution and environmental coverage. These policies were specific to certain types of products underwritten by the Company. The Company has also received a number of asbestos-related claims, the majority of which are declined based on well-established exclusions. In establishing the liability for unpaid losses and loss adjustment expenses related to A&E exposures, management considers facts currently known and the current state of the law and coverage litigations. Estimates of these liabilities are reviewed and updated continually.

Uncertainty remains as to the Company's ultimate liability for asbestos-related claims due to such factors as the long latency period between asbestos exposure and disease manifestation and the resulting potential for involvement of multiple policy periods for individual claims. Other emerging mass torts with long latency periods also contribute to the uncertainty in the estimated ultimate environmental liability.

The liability for unpaid losses and loss adjustment expenses, inclusive of A&E reserves, reflects Management's best estimates for future amounts needed to pay losses and related loss adjustment expenses as of each of the balance sheet dates reflected in the financial statements herein in accordance with generally accepted accounting principles ("GAAP"). As of December 31, 2025, the Company had $10.2 million of net loss reserves for asbestos-related claims and $3.1 million for environmental claims. The Company attempts to estimate the full impact of the A&E exposures by establishing specific case reserves on all known losses. See Note 11 of the notes to the consolidated financial statements in Item 8 of Part II of this report for tables showing the Company's gross and net reserves for A&E losses.

In addition to the factors referenced above, establishing reserves for A&E and other mass tort claims involves considerably more judgment than other types of claims due to factors including, but not limited to, inconsistent court decisions, an increase in bankruptcy filings as a result of asbestos-related liabilities, and judicial interpretations that often expand theories of recovery and broaden the scope of coverage.

See Note 11 of the notes to the consolidated financial statements in Item 8 of Part II of this report for the survival ratios on a gross and net basis for the Company's A&E claims.

Investments

The Company's investment policy is determined by the Investment Committee of the Board of Directors. For Global Indemnity's insurance carriers, investments must comply with applicable statutory regulations that prescribe the type, quality, and concentration of investments. These regulations permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, and preferred and common equity securities. The Company engages third-party investment advisors to oversee and manage the majority of its investments and to make recommendations to the Investment Committee. The Company's investment policy permits investments in taxable and tax-exempt fixed income investments, publicly traded equities, and private equity and private debt. To provide diversification, the Company limits exposure to individual issuers.

The following table summarizes by type the estimated fair value of Global Indemnity's investments and cash and cash equivalents as of December 31, 2025, 2024, and 2023:

(Dollars in thousands)	December 31, 2025		December 31, 2024		December 31, 2023	
	Estimated Fair Value	Percent of Total	Estimated Fair Value	Percent of Total	Estimated Fair Value	Percent of Total
Cash and cash equivalents	$ 65,542	4.6%	$ 17,009	1.2%	$ 38,037	2.7%
U.S. treasuries	640,629	44.5	875,246	60.7	494,223	35.6
Obligations of states and political subdivisions	14,165	1.0	16,335	1.1	26,150	1.9
Mortgage-backed securities (1)	199,060	13.8	58,920	4.1	58,927	4.3
Asset-backed securities	137,268	9.5	135,427	9.4	202,952	14.6
Commercial mortgage-backed securities	56,828	3.9	65,568	4.6	79,080	5.7
Corporate bonds	199,193	13.8	156,096	10.8	291,713	21.0
Foreign corporate bonds	78,359	5.4	74,316	5.2	140,748	10.2
Total fixed maturities	1,325,502	91.9	1,381,908	95.9	1,293,793	93.3
Equity securities	33,673	2.3	12,284	0.9	16,508	1.2
Other invested assets	17,097	1.2	29,413	2.0	38,236	2.8
Total investments and cash and cash equivalents (2)	$ 1,441,814	100.0%	$ 1,440,614	100.0%	$ 1,386,574	100.0%

(1) Includes collateralized mortgage obligations of $195,206, $54,750, and $56,186 for 2025, 2024, and 2023, respectively.
(2) Does not include net receivable (payable) for securities of $(21,594), $52, and $3,858 for 2025, 2024, and 2023, respectively.

The Company has sought to structure its portfolio to reduce the risk of default on collateralized commercial real estate obligations and asset-backed securities.

- Mortgage-backed securities - comprised of $3.9 million of U.S. agency paper, and $195.2 million of collateralized mortgage obligations, of which 65.9% are rated AA- or better.

- Asset-backed securities - of the $137.3 million, 62.7% are rated A- or better; weighted average credit enhancement is 34.8%.

- Commercial mortgaged-backed securities - of the $56.8 million, 66.5% are rated AA- or better.

As of December 31, 2025, the Company had $17.1 million of other invested assets consisting of (i) a partnership that invests in distressed securities and assets through debt and equity in both public and private large-cap and middle-market companies was valued at $1.7 million, (ii) a partnership that invests in Real Estate Investment Trust ("REIT") qualifying assets was valued at $6.0 million, and (iii) a partnership comprised of performing, stressed or distressed securities and loans across the global fixed income markets as well as other securities that offer attractive investment opportunities was valued at $9.3 million. The carrying value of these investments approximates fair value. There is no readily available independent market price for these limited liability partnership investments and the Company does not have access to daily valuations. The Company receives annual audited financial statements from each of the partnership investments it owns.

The overall weighted average duration of the Company's fixed maturities portfolio was 1.0 years as of December 31, 2025 compared to 0.8 years at December 31, 2024. At December 31, 2025, the Company's embedded book yield on its fixed maturities, excluding cash, was 4.3% compared with 4.4% at December 31, 2024.

With respect to fixed income investments, the maximum exposure per issuer varies as a function of the credit quality of the security. Further, credit risk is managed through portfolio composition, with 91.6% of fixed income securities rated investment grade as of December 31, 2025, including 11.4% rated AAA. The 7.2% of fixed income securities not rated by Standard & Poor's consist of structured bonds, most of which are highly rated by other credit rating agencies. The following table summarizes, by Standard & Poor's rating classifications, the estimated fair value of Global Indemnity's investments in fixed maturities, as of December 31, 2025 and 2024:

(Dollars in thousands)	December 31, 2025		December 31, 2024	
	Estimated Fair Value	Percent of Total	Estimated Fair Value	Percent of Total
AAA	$ 151,437	11.4%	$ 103,130	7.5%
AA	695,827	52.5	942,524	68.1
A	152,981	11.5	131,287	9.5
BBB	213,402	16.1	152,893	11.1
BB	5,986	0.5	6,938	0.5
B	1,967	0.1	2,521	0.2
CCC	3,834	0.3	1,865	0.1
CC	1,797	0.1	3,502	0.3
C	2,041	0.2	1,387	0.1
D	1,057	0.1	2,419	0.2
Not rated	95,173	7.2	33,442	2.4
Total fixed maturities	$ 1,325,502	100.0%	$ 1,381,908	100.0%

The value of the Company's bond portfolio is inversely related to changes in market interest rates. Certain securities have call or prepayment options, which can expose the Company to reinvestment risk should interest rates fall. The Company seeks to mitigate its reinvestment risk by investing in securities with varied maturity dates, so that only a portion of the portfolio will mature, be called, or be prepaid at any point in time. The following table sets forth the expected maturity distribution of the Company's fixed maturities portfolio at their estimated market value as of December 31, 2025 and 2024:

(Dollars in thousands)	December 31, 2025 Estimated Market Value	Percent of Total	December 31, 2024 Estimated Market Value	Percent of Total
Due in one year or less	$ 695,071	52.4%	$ 923,861	66.8%
Due in one year through five years	224,965	17.0	180,523	13.1
Due in five years through ten years	3,785	0.3	8,600	0.6
Due after ten years	8,525	0.6	9,009	0.7
Securities with fixed maturities	932,346	70.3	1,121,993	81.2
Mortgaged-backed securities	199,060	15.0	58,920	4.3
Commercial mortgage-backed securities	56,828	4.3	65,568	4.7
Asset-backed securities	137,268	10.4	135,427	9.8
Total fixed maturities	$ 1,325,502	100.0%	$ 1,381,908	100.0%

See "Quantitative and Qualitative Disclosures about Market Risk" in Item 7A of Part II of this report for a more detailed discussion of the credit market and the Company's investment strategy.

The Company also faces liquidity risk, defined as when the fair value of an investment is not able to be realized due to lack of interest by outside parties in the marketplace. The Company projects its cash flows from investments and operations to maintain adequate liquidity. Further, the Company attempts to mitigate this risk through diversification and periodic liquidity analyses performed by its investment managers.

The Company does not acquire fixed maturities with the intention to sell these securities in a short period of time. The Company can hold fixed maturities to recovery and/or maturity; however, the Company regularly re-evaluates its positions and will sell a security if warranted by market conditions.

Competition

The Company competes with numerous domestic and international insurance companies, mutual companies, specialty insurance companies, underwriting agencies, diversified financial services companies, Lloyd's syndicates, risk retention groups, insurance buying groups, risk securitization products and alternative self-insurance mechanisms. In particular, the Company competes against insurance subsidiaries of groups in the specialty insurance market, including American International Group, Ategrity Specialty Insurance Company Holdings, Atlantic Casualty Insurance Company, Berkshire Hathaway, Bowhead Specialty Holdings Inc., Brookfield Wealth Solutions Ltd., Chubb Limited, Fidelis Partnership, IFG Companies, James River Group Holdings, Inc., Kinsale Capital Group, Inc., Markel Group Inc., Nationwide Insurance, Octave Specialty Group, RLI Corporation, RSUI Group, Selective Insurance Group, Inc., Skyward Specialty Insurance Group Inc., The Hartford Insurance Group, Inc., The Travelers Companies, Inc., and W.R. Berkley Corporation, as well as, insurance companies and others.

The Company also faces competition from standard-market carriers writing risks that were traditionally placed in the E&S market, Bermuda carriers establishing relationships with wholesale brokers and purchasing carriers, and other E&S market competitors.

Competition may take the form of lower prices, broader coverage, greater product flexibility, higher quality services, reputation and financial strength or higher ratings by independent rating agencies. The Company seeks to differentiate itself through products that are not readily available in the market, appropriate pricing, niche underwriting expertise, quality service, and technology-driven solutions that support agents and policyholders.

Human Capital

The Company had 286 employees on December 31, 2025 compared to 266 employees on December 31, 2024. This includes 226 insurance and technology services-based employees of Katalyx Holdings LLC and 60 operational and support-based employees of Belmont Holdings SGX, LLC. None of the Company's employees are covered by collective bargaining agreements.

The Company's human capital strategy is focused on attracting, developing, and retaining a team of highly skilled and motivated employees. The Company conducts regular assessments of its compensation and benefit practices and pay levels to help ensure that its employees are compensated fairly and competitively. The Company devotes resources to employee training and development. Individual objectives are set annually for each employee, and attainment of those objectives is an element of the employee's performance assessment. The Company recognizes that its success is based on the talents and dedication of those it employs and is highly invested in its employees' success.

Financial Strength Ratings

AM Best currently assigns the Company's insurance companies with a financial strength rating of "A" (Excellent).

AM Best has seven rating categories in the AM Best Financial Strength Rating Scale. The categories ranging from best to worst are Superior, Excellent, Good, Fair, Marginal, Weak, and Poor. Within each rating category, there are rating notches of plus or minus to show additional gradation of the ratings.

Publications of AM Best indicate that "A" (Excellent) ratings are assigned to those companies that, in AM Best's opinion, have an excellent ability to meet their ongoing obligations to policyholders. To determine a credit rating, AM Best performs quantitative and qualitative analysis which includes evaluating balance sheet strength, operating performance, enterprise risk management, and the business profile. These ratings are based on factors relevant to policyholders, general agencies, insurance brokers and intermediaries and are not directed to the protection of investors.

Regulation

General

The insurance industry is regulated in most countries, although the degree and type of regulation varies significantly by jurisdiction. All of Global Indemnity's companies are U.S. companies, or have elected to be taxed as U.S. companies.

U.S. Regulation

At December 31, 2025, the Company had five insurance company subsidiaries domiciled in the United States: United National Insurance Company, Penn-America Insurance Company, and Penn-Star Insurance Company (each domiciled in Pennsylvania); Diamond State Insurance Company (Indiana); and Penn-Patriot Insurance Company (Virginia).

As the parent of these insurance companies, Global Indemnity is subject to the insurance holding company laws of Pennsylvania, Indiana, and Virginia. These laws require each carrier to register with its domiciliary state insurance department and to provide annual financial and operational information about the holding company system. All material transactions among affiliated companies to which any insurance subsidiary is a party must be fair and, if material or of a specified category, require prior notice and approval (or absence of disapproval) from the applicable state insurance department. Material transactions include sales, loans, capital contributions, reinsurance agreements, certain dividends, and service agreements.

State Insurance Regulation

State insurance authorities have broad regulatory powers over insurance companies, including: licensing admitted business or determining eligibility to write surplus lines; accrediting reinsurers; admitting assets to statutory surplus; regulating unfair trade and claims practices; establishing reserve requirements and solvency standards; managing enterprise risk; regulating investments and dividends; and approving policy forms and premium rates in certain circumstances.

The Company's insurance subsidiaries file financial statements with insurance departments in every jurisdiction where they are licensed, eligible, or accredited, and their operations are subject to review at any time. Financial statements are prepared using statutory accounting principles. State insurance departments conduct periodic financial examinations (generally every three to five years) and may conduct targeted market conduct examinations at any time, generally in cooperation with other states under NAIC guidelines.

The insurance departments of Indiana, Virginia, and Pennsylvania completed their most recent financial examinations of the Company's insurance subsidiaries for the period from January 1, 2018 through December 31, 2022. No material adverse findings were reported. Final reports were issued in 2024.

Before a person can acquire control of a U.S. insurance company, prior written approval from the domestic state insurance commissioner is required. Control is generally presumed when any person, directly or indirectly, owns or holds voting power over 10% or more of the voting securities. Because a person acquiring 10% or more of Global Indemnity's common shares would indirectly control the same percentage of its insurance subsidiaries, the change-of-control laws of Pennsylvania,

Indiana, and Virginia would apply to such a transaction. These laws may discourage potential acquisition proposals or delay, deter, or prevent a change of control.

Insurance Regulatory Information System Ratios

The NAIC Insurance Regulatory Information System ("IRIS") was developed by a committee of the state insurance regulators and is intended primarily to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies thirteen industry ratios and specifies "usual values" for each ratio. Departure from the usual values of the ratios can lead to inquiries from individual state insurance commissioners that require the insurer to describe certain aspects of a business that are causing such departures. It is not uncommon for companies to have ratios that fall outside of these usual values. Although the Company's insurance subsidiaries have departures from usual values of certain IRIS ratios, the Company believes that its insurance subsidiaries have adequate capital and liquidity to meet their operational needs.

The Company's insurance subsidiaries' departures from usual values of certain IRIS ratios are as follows:

The Company's change-in-surplus ratio was outside the IRIS range for United National Insurance Company, Diamond State Insurance Company, Penn-America Insurance Company, and Penn-Patriot Insurance Company, resulting from a $100 million extraordinary distribution to Belmont Holdings GX, Inc. in June 2025. Despite this reduction in surplus, the Company's risk-based capital ratios remain strong and continue to exceed regulatory action levels.

Risk-Based Capital Regulations

The insurance departments of Pennsylvania, Indiana, and Virginia require each domestic insurer to report risk-based capital ("RBC") using a formula that applies factors to asset, premium, and reserve items, reflecting asset risk, insurance risk, interest rate risk, and business risk. The RBC formula serves as an early-warning regulatory tool and provides regulators with authority to take actions against insurers whose capital falls below certain thresholds.

Based on current standards, the Company's insurance subsidiaries reported in their 2025 statutory filings that capital and surplus exceeded required RBC levels. See Note 19 to the consolidated financial statements in Item 8 of Part II for additional information.

Statutory Accounting Principles

Statutory accounting principles ("SAP") are developed to assist insurance regulators in monitoring insurer solvency, with a primary focus on valuing assets and liabilities in accordance with applicable insurance laws and state-prescribed practices. SAP differs from GAAP in several respects, including the treatment of deferred acquisition costs, limitations on deferred income taxes, reserve calculation assumptions, and surplus note treatment. Statutory accounting practices established by the NAIC and adopted by Pennsylvania, Indiana, and Virginia determine the amount of statutory surplus and statutory net income, and thus the funds available for the insurance subsidiaries to pay dividends.

State Dividend Limitations

The insurance subsidiaries are restricted by statute from paying dividends without prior regulatory approval. Dividends may be paid without advance approval only out of unassigned surplus, subject to applicable limitations. See "Liquidity and Capital Resources" in Item 7 of Part II and Note 19 to the consolidated financial statements in Item 8 of Part II for the maximum dividends payable in 2026.

Guaranty Associations

Most jurisdictions in which the insurance subsidiaries are admitted require property and casualty insurers to participate in guaranty associations. These associations pay contractual benefits owed under policies of impaired, insolvent, or failed insurers and levy assessments on member insurers in proportion to their premium volume in affected lines. Certain states permit member insurers to recover assessments through premium tax offsets or, in limited circumstances, policyholder surcharges.

Federal Regulation

The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") grants the insured's home state exclusive authority to regulate surplus lines transactions and substantially softens the requirement that a surplus lines broker must first attempt admitted placement for large commercial policyholders. Dodd-Frank also generally provides that the ceding company's state of domicile regulates credit for ceded risk in financial statements, and grants the U.S. Federal Reserve supervisory authority over insurance companies deemed systemically important.

Privacy, Data Protection and Cybersecurity

The Company is subject to numerous U.S. federal and state laws governing the protection of personal and confidential information, and the number and complexity of these requirements continues to increase. Numerous states require the Company to certify compliance with applicable data protection requirements. Key regulatory frameworks include:

- New York State Department of Financial Services Cybersecurity Regulation: Mandates detailed cybersecurity standards for institutions including maintenance of a cybersecurity program with governance controls, risk-based data security standards, cyber breach response and reporting requirements, vendor oversight, training, recordkeeping, and certification obligations.

- California Consumer Privacy Act / California Privacy Rights Act: The California Consumer Privacy Act (effective January 2020), as amended by the California Privacy Rights Act (effective January 2023), imposes significant compliance requirements on companies doing business in California, including expanded consumer privacy rights and the establishment of a dedicated privacy regulatory agency.

Available Information

The Company maintains a website at www.gbli.com. The information on the Company's website is not incorporated herein by reference. The Company will make available, free of charge on its website, reports, proxy and information statements, and other information filed or furnished electronically by the Company with the United States Securities and Exchange Commission ("SEC"), including the most recent annual report on Form 10-K and subsequently filed quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after the Company files such material with, or furnishes it to, the SEC.

The SEC maintains, free of charge, a website (www.sec.gov) that contains reports, proxy and information statements, and other information filed or furnished electronically by the Company with the SEC.

Investors and others should note that the Company uses its website to communicate with investors and the public about the Company, and from time to time, the Company may announce material information through its website. Therefore, the Company encourages investors, the media, and others interested in the Company to monitor and review the information made available on its website.

Item 1A. RISK FACTORS

The risks and uncertainties described below are those the Company believes to be material. If any of the following actually occur, the Company's business, prospects, financial condition, results of operations and cash flows could be materially and adversely affected.

Risks Related to the Company's Business

While the Company's reorganized structure is intended to facilitate realization by each of its operating divisions of their respective growth prospects and strategic goals, promote investor recognition thereof, and enable the divisions to be mutually supportive and collectively benefit the Company, there is no guarantee that such realization, recognition and collective benefit will be achieved, which could adversely affect the Company's business, prospects, growth, financial condition or results of operations.

Following its reorganization, the Company is organized into two operating divisions, Belmont Holdings, which houses the Company's statutory insurance carriers, and Katalyx Holdings which houses the Company's agencies and specialized insurance service businesses. While the structure is intended to facilitate realization by each division of its respective growth prospects and strategic goals, promote investor recognition thereof, and to enable the divisions to be mutually supportive and collectively benefit the Company, there is no guarantee that such realization, recognition and collective benefit will be achieved.

For example, Belmont Holdings' ability to provide sufficient insurance capacity may not align with Katalyx Holdings' growth initiatives, which may require third‑party capacity, and evolving interdependencies and conflicts of interest—particularly in claims management and technology—could disrupt operations and adversely affect the Company.

Any failure of the Company's operating divisions to realize their respective growth prospects and strategic goals, a lack of investor recognition of such prospects or goals, or loss of mutual support among the divisions and their subsidiaries could materially adversely affect the Company's business, prospects, growth, financial condition or results of operations.

The Company is focused on building significant scale in its Agency and Insurance Services segment under Katalyx Holdings LLC, while also continuing to invest in technology and the Company's Belmont Core segment. The Company's strategy is intended to be accomplished in part through incubation and new products and services launches, including attracting third-party carrier capacity, and strategic acquisitions. Any future strategic investments or new platforms, products or services or strategic acquisitions could expose the Company to new or heightened risks or turn out to be unsuccessful.

The Company intends to pursue growth in part through strategic investments in businesses or new platforms, products and services, and opportunistically through strategic acquisition. The Company's ability to execute on its strategy depends in part on its success in identifying, structuring and executing on strategic investments and acquisitions, including integration efforts and addressing risks that may arise in connection with such efforts, such as, among other things, substantial diversions of management resources, the emergence of new or heightened concerns, such as potential losses from unanticipated litigation or regulatory issues, a higher level of claims than expected, challenges in technological integration and development, inability to attract and retain key personnel to support its initiatives, increased internal infrastructure and startup or acquisition costs, or an inability to generate sufficient revenue from these initiatives.

Any failure by the Company to implement its strategy effectively could have a material adverse effect on its business, prospects, growth, financial condition or results of operations.

If actual claims payments exceed the Company's reserves for losses and loss adjustment expenses, the Company's financial condition and results of operations could be adversely affected.

The Company's success depends upon its ability to accurately assess the risks associated with the insurance and reinsurance policies that it writes. The Company establishes reserves on an undiscounted basis to cover its estimated liability for the payment of all losses and loss adjustment expenses incurred with respect to premiums earned on the insurance policies that it writes. Reserves do not represent an exact calculation of liability. Rather, reserves are estimates of what the Company expects to be the ultimate cost of resolution and administration of claims under the insurance policies that it writes. These estimates are based upon actuarial and statistical projections, the Company's assessment of currently available data, as well as estimates and assumptions as to future trends in claims severity and frequency, judicial theories of liability and other factors. The Company continually refines its reserve estimates in an ongoing process as experience develops and claims are reported and settled.

Establishing an appropriate level of reserves is an inherently uncertain process. The following factors may have a substantial impact on the Company's future actual losses and loss adjustment experience: (i) claim and expense payments, (ii) frequency and severity of claims, (iii) legislative and judicial developments, (iv) changes in economic conditions, including the effect of inflation and social inflation, and (v) emerging economic and social trends, including rising litigation costs, third-party litigation funding, and expanded theories of legal liability.

For example, as industry practices and legal, judicial, social and other conditions change, unexpected and unintended exposures related to claims and coverage may emerge. These exposures may either extend coverage beyond the Company's underwriting intent or increase the frequency or severity of claims. As a result, such developments could cause the Company's level of reserves to be inadequate.

Actual losses and loss adjustment expenses the Company incurs under insurance policies that it writes may be different from the amount of reserves it establishes, and to the extent that actual losses and loss adjustment expenses exceed the Company's expectations and the reserves reflected on its financial statements, the Company will be required to immediately reflect those changes by increasing its reserves. In addition, regulators could require that the Company increase its reserves if they determine that the reserves were understated in the past. When the Company increases reserves, pre-tax income for the period in which it does so will decrease by a corresponding amount. In addition to having an effect on reserves and pre-tax income, increasing or "strengthening" reserves causes a reduction in the Company's insurance companies' surplus and could cause the rating of its insurance company subsidiaries to be downgraded or placed on credit watch. Such a downgrade could, in turn, adversely affect the Company's ability to sell insurance policies.

The failure of any of the loss limitations or exclusions employed by the Company, changes in other claims or coverage issues, or unexpectedly severe verdicts in claims cases could have a material adverse effect on the Company's financial condition or results of operations.

Although the Company seeks to mitigate its loss exposure through a variety of methods, the future is inherently unpredictable. It is difficult to predict the timing, frequency and severity of losses with statistical certainty. It is not possible to completely eliminate the Company's exposure to unforecasted or unpredictable events and, to the extent that losses from such risks occur, the Company's financial condition and results of operations could be materially adversely affected.

For instance, various provisions within policies issued by the Company, such as limitations or exclusions from coverage or choice of forum, which have been negotiated to limit the Company's risks, may not be enforceable in the manner intended by the Company.

In addition, policy terms are designed to manage the Company's exposure to expanding theories of legal liability like those which have given rise to claims for lead paint, asbestos, mold, construction defects and environmental matters. Many of the policies issued by the Company also include conditions requiring the prompt reporting of claims to the Company and entitle the Company to decline coverage in the event of a violation of those conditions. Also, many of the Company's policies limit the period during which a policyholder may bring a claim under the policy, which in many cases is shorter than the statutory period under which such claims can be brought by the Company's policyholders.

While these exclusions and limitations help the Company to assess and reduce its loss exposure and help eliminate known exposures to certain risks, it is possible that a court or regulatory authority could nullify or void an exclusion or legislation could be enacted modifying or barring the use of such endorsements and limitations. These types of governmental actions could result in higher than anticipated losses and loss adjustment expenses, which could have a material adverse effect on the Company's financial condition or results of operations.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. An example is court decisions that read policy exclusions narrowly so as to expand coverage, thereby requiring insurers to create and write new exclusions. Another example is unexpectedly severe verdicts in court cases where juries may award extraordinarily large damages, typically far exceeding historical norms and in excess of the amount that would be expected based on evidence in a particular case. The number of such verdicts, as well as their size, has been increasing in recent years and such verdicts appear in virtually all jurisdictions. Such verdicts have significantly increased litigation expense in potentially large exposure cases and the perceived risk of such verdicts generally increases pressure on insurers to settle claims, even on an inflated basis.

These issues may adversely affect the Company's business by, as applicable, either broadening coverage beyond its underwriting intent, by increasing the number or size of claims, or affecting awards or settlements in litigation. In some instances, these changes may not become apparent until sometime after the Company has issued insurance contracts that are affected by the changes. As a result, the full extent of liability under the Company's insurance contracts may not be known for many years after a contract is issued.

The occurrence of natural or man-made disasters has in the past and could in the future adversely affect the Company's business, financial condition and results of operations.

The Company is exposed to various risks arising out of natural disasters, including earthquakes, hurricanes, fires, floods, landslides, tornadoes, typhoons, tsunamis, hailstorms, explosions, climate events or weather patterns, public health crises such as illness, epidemics or pandemic health events, as well as man-made disasters, including acts of terrorism, military actions, cyber-terrorism, explosions and biological, chemical or radiological events. The continued threat of terrorism and ongoing military actions may cause significant volatility in global financial markets, and a natural or man-made disaster could trigger an economic downturn in the areas directly or indirectly affected by the disaster. These events could, among other things, result in a decline in business and increased claims or losses from those areas, such as losses to the Company that resulted from the January 2025 wildfire events. They could also result in reduced underwriting capacity making it more difficult for the Company's agents to place business. In addition, there could be unanticipated problems with the Company's disaster recovery processes, or a support failure from external providers, that could have an adverse effect on the Company's ability to conduct business, such as if a significant number of employees were unable to work in the event of a disaster. Disasters also could disrupt public and private infrastructure, including communications and financial services, which could disrupt the Company's ordinary business operations.

A natural or man-made disaster could also disrupt the operations of the Company's counterparties or result in increased prices for the products and services they provide to the Company. A natural or man-made disaster could increase the incidence or severity of errors and omissions claims against the Company.

The Company may also experience disruptions to its business as a result of a pandemic and any associated protective or preventative measures including but not limited to:

- clients choosing to limit purchases of insurance due to declining business conditions, which would inhibit the Company's ability to generate earned premium;
- travel restrictions and quarantines leading to a lack of in-person meetings, which would hinder the Company's ability to establish relationships or originate new business;
- cancellation, delays, or non-payment of premium could negatively impact the Company's liquidity;
- risk that legislation could be passed or there could be a court ruling which would require the Company to cover business interruption claims regardless of terms, exclusions or other conditions included in policies that would otherwise preclude coverage;
- significant volatility in financial markets affecting the market value and liquidity of the Company's investment portfolio.

As a result, it is possible that any, or a combination of all, of these factors related to natural or man-made disasters could have a material adverse effect on the Company's business, financial condition, and results of operations.

Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in the frequency of claims and premium defaults, or a combination of these effects, which, in turn, could affect the Company's growth and profitability.

Factors, such as business revenue, economic conditions, the volatility and strength of the capital markets, trade disputes, including the imposition of new or increased tariffs and inflation can affect the business and economic environment. These same factors affect the Company's ability to generate revenue and profits. In an economic downturn that is characterized by higher unemployment, declining spending and reduced corporate revenue, the demand for insurance products is generally adversely affected, which directly affects the Company's premium levels and profitability. These outcomes would reduce the Company's underwriting profit to the extent these factors are not reflected in the rates charged.

A decline in rating for any of the Company's insurance subsidiaries could adversely affect its position in the insurance market making it more difficult to market its insurance products and cause premiums and earnings to decrease.

If the rating of any of the Company's insurance companies is reduced from its current level of "A" (Excellent) by AM Best, the Company's competitive position in the insurance industry could suffer, and it could be more difficult to market its insurance products. A downgrade could result in a significant reduction in the number of insurance contracts the Company writes and in a substantial loss of business, as such business could move to other competitors with higher ratings, thus causing premiums and earnings to decrease.

These ratings are not an evaluation of, nor are they directed to, investors in Global Indemnity Group, LLC's class A common shares and are not a recommendation to buy, sell or hold Global Indemnity Group, LLC's class A common shares. Publications of AM Best indicate that companies are assigned "A" (Excellent) ratings if, in AM Best's opinion, they have an excellent ability to meet their ongoing obligations to policyholders. These ratings are subject to periodic review by, and may be revised downward or revoked at the sole discretion of AM Best.

A failure in the Company's operational systems or infrastructure or those of third parties, including security breaches or cyber-attacks, could disrupt the Company's business, its reputation, and / or cause losses which could have an adverse effect on the Company's business operations and financial results.

The Company's business is dependent upon the secure processing, storage, and transmission of information over computer networks using applications, systems and other technologies. The business depends on effective information security and systems to perform accounting, policy administration, claims, underwriting, actuarial and all aspects of day-to-day operations necessary to service the Company's customers and agents, to value the Company's investments and to timely and accurately report the Company's financial results.

The information systems the Company relies upon must ensure confidentiality, integrity, and availability of the data, including systems maintained by the Company as well as data in and assets held through third-party service providers and systems. The Company employs various measures, systems, applications and software to address data security. The Company reviews its existing security measures and systems on a continuing basis through internal and independent evaluations. The Company has implemented administrative and technical controls and takes protective actions in an attempt to reduce the risk of cyber incidents.

The Company's internal and external controls, processes, and the vendors used to protect networks, systems and applications, individually or together, may be insufficient to prevent a security incident. Employee or third-party vendor errors, malicious acts, unauthorized access, computer viruses, malware, the introduction of malicious code, system failures and disruptions, and cyber-attacks can result in, among other things, business interruption, compromise of data and loss of assets. Complexity of the Company's technology increases regularly and has increased the risk of a security incident involving data, network, systems and applications.

Third parties, including third party administrators, third party vendors, and cloud-based systems, are also subject to cyber-attacks and breaches of confidential information, along with the other risks outlined above. Such incidents, whether at the Company or its third-party vendors, may result in the Company incurring substantial costs and other negative consequences, including a material adverse effect on the Company's business, reputation, financial condition, results of operations or liquidity. The Company's use of cloud technology, software as a service, and open source software can make it more difficult to identify and remedy such situations due to the disparate location of code utilized in its operations.

Security incidents have the potential to interrupt business, cause delays in processes and procedures directly affecting the Company, and jeopardize the Company's, insureds', claimants', agents' and others' confidential data resulting in data loss, loss of assets, and reputational damages. If this occurs, it could have a material adverse effect on the Company's business operations and financial results.

Security incidents could require significant resources, both internal and external, to resolve or remediate and could result in financial losses that may not be covered by insurance or not fully recoverable under any insurance. The Company may be subject to litigation and damages or regulatory action under data protection and privacy laws and regulations enacted by federal, state and foreign governments, or other regulatory bodies. As a result, the Company's ability to conduct its business and its results of operations might be materially and adversely affected.

The Company's business success and profitability depend, in part, on effective information technology systems and on continuing to develop and implement improvements in technology, particularly as the Company's business processes become more digital.

The Company depends in large part on its technology systems for conducting business and processing claims, as well as for providing the data and analytics the Company utilizes to manage its business. In addition, part of the Company's business strategy is to continue to develop or acquire and realize the benefit of proprietary technology. As a result, the Company's business success is dependent on maintaining the effectiveness of existing technology systems and on continuing to develop and enhance technology systems that support the Company's business processes and strategic initiatives in an efficient manner, particularly as business processes become more digital and certain of the Company's products are more technology-based. Some system development projects are long-term in nature and may take longer to complete than originally expected, negatively impact the Company's expense ratios and/or cost more than expected to complete and implement. In addition, system development projects may not deliver the benefits or perform as expected, or may be replaced or become obsolete more quickly than expected, which could result in operational difficulties, additional costs or accelerated recognition of expenses. The Company's ability to provide competitive services to, and conduct business with, new and existing customers in a cost effective manner as well as its ability to implement the Company's strategic initiatives could be adversely impacted if the Company does not effectively and efficiently manage and upgrade its technology portfolio or if the costs of doing so are higher than expected.

Artificial intelligence is an evolving and rapidly growing technology.

The rapid evolution of artificial intelligence could exacerbate the information technology related risks described above, as well as alter the competitive landscape. While the Company has implemented and expects to continue to research and implement AI-enabled or AI-based technology solutions in an effort to both mitigate risk and increase automation in its environment, it is possible that bad actors and/or competitors will leverage AI solutions more quickly or more effectively than the Company, and exploit vulnerabilities or take market share, which could impair the Company's ability to compete effectively and adversely affect, among other things, its results of operations. AI is still in its early stages, and the introduction and incorporation of AI technologies, including through third-party vendors, may result in unintended consequences or other new or expanded risks and liabilities, such as unintended or inadvertent transmission of proprietary or sensitive information or security risks with respect to third-party vendors and their products. Additionally, if the content, analyses or recommendations that AI applications assist in producing are, or are alleged to be, deficient, inaccurate or biased, such as due to limitations in AI algorithms, insufficient or biased base data or flawed training methodologies, the Company's business, financial condition, results of operations and reputation may be adversely affected. Further, AI technology is continuously evolving, and the Company may incur costs to adopt and deploy AI technologies that could become obsolete earlier than expected, and there can be no assurance that the Company will realize the desired or anticipated benefits from AI.

In addition, technological advancements in the industry, including with respect to AI and machine learning technologies, could result in increased demand and competition for qualified professionals with such skills and technological knowledge. There can be no assurance that the Company will be successful in finding, attracting and retaining such qualified individuals or in effectively training its personnel to utilize AI technologies.

Also, there is uncertainty in the legal and regulatory landscape for AI, which is not fully developed, and any laws, regulations or industry standards adopted in response to the emergence of AI may be burdensome, could result, given the diverse legal and regulatory landscape for AI, in legal and regulatory compliance challenges, could entail significant costs, and may restrict or impede the Company's ability to successfully develop, adopt and deploy AI technologies efficiently and effectively.

Any of these factors could adversely impact the Company, including its business, financial condition and results of operations.

Investment Related Risks

The Company's investment performance may suffer as a result of adverse capital market developments or other factors, which would in turn adversely affect its financial condition and results of operations.

The Company derives a significant portion of its income from its invested assets. As a result, the Company's operating results depend in part on the performance of its investment portfolio. The Company's operating results are subject to a variety of investment risks, including risks relating to general economic conditions, market volatility, interest rate fluctuations, liquidity risk and credit and default risk. The fair value of fixed income investments can fluctuate depending on changes in interest rates and the credit quality of underlying issuers. Generally, the fair market value of these investments has an inverse relationship with changes in interest rates, while net investment income earned by the Company from future investments in fixed maturities will generally increase or decrease with changes in interest rates. Additionally, with respect to certain of its investments, the Company is subject to pre-payment or reinvestment risk.

Credit tightening could negatively impact the Company's future investment returns and limit the ability to invest in certain classes of investments. Credit tightening may cause opportunities that are marginally attractive to not be financed, which could cause a decrease in the number of bond issuances. If marginally attractive opportunities are financed, they may be at higher interest rates, which would cause credit risk of such opportunities to increase. If new debt supply is curtailed, it could cause interest rates on securities that are deemed to be credit-worthy to decline. Funds generated by operations, sales, and maturities will need to be invested. If the Company invests during a tight credit market, investment returns could be lower than the returns the Company is currently realizing and/or it may have to invest in higher risk securities.

With respect to its longer-term liabilities, the Company strives to structure its investments in a manner that recognizes liquidity needs for its future liabilities. However, if the Company's liquidity needs or general and specific liability profile unexpectedly changes, it may not be successful in continuing to structure its investment portfolio in that manner. To the extent that the Company is unsuccessful in correlating its investment portfolio with its expected liabilities, the Company may be forced to liquidate its investments at times and prices that are not optimal, which could have a material adverse effect on the performance of its investment portfolio. The Company refers to this risk as liquidity risk, which is when the fair value of an investment is not able to be realized due to low demand by outside parties in the marketplace.

The Company is also subject to credit risk due to non-payment of principal or interest. Several classes of securities that the Company holds have default risk. As interest rates rise for companies that are deemed to be less creditworthy, there is a greater risk that they will be unable to pay contractual interest or principal on their debt obligations.

Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the Company's control. Although the Company attempts to take measures to manage the risks of investing in a changing interest rate environment, the Company may not be able to mitigate interest rate sensitivity effectively. A significant increase in interest rates could have a material adverse effect on the market value of the Company's fixed maturities securities.

The Company has investments in limited partnerships which are not liquid. For several limited partnership investments, the Company does not have the contractual option to redeem its interests but receives distributions based on the liquidation of the underlying assets. The Company does not have the ability to sell or transfer its limited partnership interests without consent from the general partner. The Company's returns could be negatively affected if the market values of the limited partnerships decline. If the Company needs liquidity, it might be forced to liquidate other investments at a time when prices are not optimal.

The Company also maintains an investment allocation to equity securities (approximately 2% of the investment portfolio) and may increase the proportion of its allocation to equity securities in the future. Equity securities are generally subject to greater price volatility than fixed-income investments and downturns in the public equity markets or investment-specific factors could adversely affect the price and value of the Company's equity security investments and decreases in the price and fair value adjustments in respect of equity securities can have related adverse effects on the Company's earnings, such as was the case in the third quarter 2025.

See Note 5 of the notes to the consolidated financial statements in Item 8 of Part II of this report for further information regarding the Company's investments as of December 31, 2025 and 2024.

Risks Related to the Company's Business Partners

The Company cannot guarantee that its reinsurers will pay in a timely fashion, if at all, and as a result, the Company could experience losses.

The Company cedes a portion of gross written premiums to third-party reinsurers under reinsurance contracts. Although reinsurance makes the reinsurer liable to the Company to the extent the risk is transferred, it does not relieve the Company of its liability to its policyholders. Upon payment of claims, the Company will bill its reinsurers for their share of such claims. The reinsurers may not pay the reinsurance receivables that they owe to the Company or they may not pay such receivables on a timely basis. If the reinsurers fail to pay it or fail to pay on a timely basis, the Company's financial results would be adversely affected. Lack of reinsurer liquidity, perceived improper underwriting or claim handling by the Company, and other factors could cause a reinsurer not to pay. See "Business – Reinsurance of Underwriting Risk" in Item 1 of Part I of this report.

See Note 9 of the notes to the consolidated financial statements in Item 8 of Part II of this report for further information surrounding the Company's reinsurance receivable balances as of December 31, 2025 and 2024.

Since the Company depends on wholesale general agents and retail agents as well as other insurance companies and reinsurance companies for a significant portion of its revenue, a loss of one or more could adversely affect the Company.

The Company's products are distributed through approximately 350 wholesale general agent offices that have specific quoting and binding authority and that in turn sell the Company's insurance products to insureds through retail insurance brokers. The Company also distributes its products through approximately 3,300 retail agents. The Company markets and distributes its reinsurance products through third-party brokers, insurance companies and reinsurance companies. A loss of all or substantially all of the business produced by one or more of these wholesale general agents or larger retail agents as well as other insurance companies or reinsurance companies could have an adverse effect on the Company's results of operations.

Because the Company relies on these distributors as its sales channel and for some additional services that it receives from these distributors, any deterioration in the relationships with the Company's distributors or failure to provide competitive compensation could lead its distributors to place more premium with other carriers and less premium with the Company. In addition, the Company could be adversely affected if the distributors with which it does business exceed their granted authority, fail to transfer collected premium to the Company, breach the obligations that they owe to the Company or fail to perform such additional services. Although the Company routinely monitors its distribution relationships, such actions could expose the Company to liability. As the speed of digitization accelerates, the Company is subject to risks associated with both its distributors and their ability to keep pace. In an increasingly digital world, distributors who cannot provide a digital or technology-driven experience risk losing customers who demand such an experience, and such customers may choose to do business with more technology-driven distributors.

If market conditions cause reinsurance to be more costly or unavailable, the Company may be required to bear increased risks or reduce the level of its underwriting commitments.

As part of the Company's overall strategy of risk and capacity management, it purchases reinsurance for a portion of the risk underwritten by its insurance subsidiaries. Market conditions beyond the Company's control determine the availability and cost of the reinsurance it purchases, which may affect the level of its business and profitability. The Company's third-party reinsurance facilities are generally subject to annual renewal. The Company may be unable to maintain its current reinsurance facilities or obtain other reinsurance facilities in adequate amounts and at favorable rates. If the Company is unable to renew expiring facilities or obtain new reinsurance facilities, either the net exposure to risk would increase or, if the Company is unwilling to bear an increase in net risk exposures, it would have to reduce the amount of risk it underwrites.

The Company's financial and business results may fluctuate as a result of many factors, including cyclical changes in the insurance industry.

Historically, the results of companies in the property and casualty insurance industry have been subject to significant fluctuations and uncertainties. The industry's profitability can be affected significantly by: (i) competition, (ii) capital capacity, (iii) rising levels of actual costs that are not foreseen by companies at the time they price their products, (iv) volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks, (v) changes in loss reserves resulting from the general claims and legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers' liability develop, and (vi) fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested assets and may affect the ultimate payout of losses.

The demand for property and casualty insurance and reinsurance can also vary significantly, rising as the overall level of economic activity increases and falling as that activity decreases. The property and casualty insurance industry historically is cyclical in nature. These fluctuations in demand and competition could produce underwriting results that would have a negative impact on the Company's consolidated results of operations and financial condition.

The Company faces significant competitive pressures in its business that could cause demand for its products to fall and adversely affect the Company's profitability.

The Company competes with a large number of other companies in its selected lines of business. The Company competes, and will continue to compete, with major U.S. and non-U.S. insurers and other regional companies, as well as mutual companies, specialty insurance companies, reinsurance companies, underwriting agencies and diversified financial services companies. Some of the Company's competitors have greater financial and marketing resources than the Company does.

The Company's profitability could be adversely affected if it loses business to competitors offering similar products at or below the Company's prices.

The Company's general agencies collect insurance premiums on the Company's behalf. As a result, the Company is exposed to credit risk.

Insurance premiums generally flow from the insured to their retail broker, then into a trust account controlled by the Company's professional general agencies. Several of the Company's professional general agencies are required to forward funds, net of commissions, to the Company following the end of each month. Consequently, the Company assumes a degree of credit risk on the aggregate amount of these balances that have been paid by the insured but have yet to reach the Company.

Brokers, insurance companies and reinsurance companies typically pay premiums on reinsurance treaties written with the Company on a quarterly basis. This accumulation of balances due to the Company exposes it to credit risk.

Assumed premiums on reinsurance treaties generally flow from the ceding companies to the Company on a quarterly basis. In some instances, the reinsurance treaties allow for funds to be withheld for longer periods as specified in the treaties. Consequently, the Company assumes a degree of credit risk on the aggregate amount of these balances that have been collected by the reinsured but have yet to reach the Company.

Because the Company provides its general agencies with specific quoting and binding authority, if any of them fail to comply with pre-established guidelines, the Company's results of operations could be adversely affected.

The Company markets and distributes its insurance products through professional general agencies that have limited quoting and binding authority and that in turn sell the Company's insurance products to insureds through retail insurance brokers. These professional general agencies can bind certain risks without the Company's initial approval. If any of these professional general agencies fail to comply with the Company's underwriting guidelines and the terms of their appointment, the Company could be bound on a particular risk or number of risks that were not anticipated when it developed the insurance products or estimated losses and loss adjustment expenses. Such actions could adversely affect the Company's results of operations.

Risks Related to Regulation of the Company

Global Indemnity Group, LLC's regulatory constraints limit its ability to receive dividends from insurance company subsidiaries in order to meet its cash requirements.

Global Indemnity Group, LLC and its wholly owned subsidiary, Belmont Holdings GX, Inc., are holding companies and, as such, have no substantial operations of their own. The assets of Global Indemnity Group, LLC and Belmont Holdings GX, Inc. primarily consist of cash, an investment portfolio, and ownership of the shares of its direct and indirect subsidiaries.

Global Indemnity Group LLC's primary source of funds to meet ongoing liquidity needs is investment income generated by its investment portfolio, interest and principal payments on intercompany debt with Belmont Holdings GX, Inc. and reimbursement for equity awards granted to employees of Belmont Holdings GX, Inc. and Katalyx Holdings LLC.

Belmont Holdings GX, Inc.'s source of funds to meet ongoing liquidity needs is investment income generated by its investment portfolio and dividends from its insurance company subsidiaries.

The future liquidity of Global Indemnity Group, LLC and Belmont Holdings GX, Inc. is dependent on the ability of its subsidiaries to generate income to pay dividends. In addition, the Company's insurance subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay dividends. The inability of the Company's insurance subsidiaries to pay dividends in an amount sufficient to enable the Company to meet its cash requirements at the holding company level could have a material adverse effect on its operations.

See "Regulation – U.S. Regulation" in Item 1 of Part I of this report and "Liquidity and Capital Resources" section in Item 7 of Part II of this report for more information on state dividend limitations. Also, see Note 19 of the notes to the consolidated financial statements in Item 8 of Part II of this report for the maximum amount of dividends that could be paid by the Company's U.S. insurance subsidiaries in 2026.

The Company's insurance company subsidiary businesses are heavily regulated and changes in regulation may limit the way it operates.

The Company's insurance company subsidiaries are subject to extensive supervision and regulation in the U.S. states in which it operates. This is particularly true in those states in which the Company's insurance subsidiaries are licensed, as opposed to those states where its insurance subsidiaries write business on a surplus lines basis. The supervision and regulation relate to numerous aspects of the Company's business and financial condition. The primary purpose of the supervision and regulation is the protection of the Company's insurance policyholders and not its investors. The extent of regulation varies, but generally is governed by state statutes. These statutes delegate regulatory, supervisory, and administrative authority to state insurance departments. This system of regulation covers, among other things:

- standards of solvency, including risk-based capital measurements;

- restrictions on the nature, quality and concentration of investments;

- restrictions on the types of terms that the Company can include or exclude in the insurance policies it offers;

- restrictions on the way rates are developed and the premiums the Company may charge;

- standards for the manner in which general agencies may be appointed or terminated;

- credit for reinsurance;

- certain required methods of accounting;

- reserves for unearned premiums, losses and other purposes; and

- potential assessments for the provision of funds necessary for the settlement of covered claims under certain insurance policies provided by impaired, insolvent or failed insurance companies.

The statutes or the state insurance department regulations may affect the cost or demand for the Company's products and may impede the Company from obtaining rate increases or taking other actions it might wish to take to increase profitability. Further, the Company may be unable to maintain all required licenses and approvals and its business may not fully comply with the wide variety of applicable laws and regulations or the relevant authority's interpretation of the laws and regulations. Also, regulatory authorities have discretion to grant, renew or revoke licenses and approvals subject to the applicable state statutes and appeal process. If the Company does not have the requisite licenses and approvals (including in some states the requisite secretary of state registration) or do not comply with applicable regulatory requirements, the insurance regulatory authorities could stop or temporarily suspend the Company from carrying on some or all of its activities or monetarily penalize the Company.

The U.S. insurance regulatory framework has come under increased federal scrutiny and some state legislators have considered or enacted laws that may alter or increase state regulation of insurance and reinsurance companies and holding companies. Moreover, the NAIC, which is an association of the insurance commissioners of all 50 U.S. States and the District of Columbia, and state insurance regulators regularly re-examine existing laws and regulations. Changes in these laws and regulations, including as a result of executive orders, or in the interpretation of these laws and regulations could have a material adverse effect on the Company's business.

Although the U.S. federal government has not historically regulated the insurance business, there have been proposals from time to time to impose federal regulation on the insurance industry. The Dodd-Frank Act establishes a Federal Insurance Office within the U.S. Department of the Treasury. The Federal Insurance Office initially has limited regulatory authority and is empowered to gather data and information regarding the insurance industry and insurers, including conducting a study for submission to the U.S. Congress on how to modernize and improve insurance regulation in the U.S. Further, the Dodd-Frank Act gives the Federal Reserve supervisory authority over a number of financial services companies, including insurance companies, if they are designated by a two-thirds vote of a Financial Stability Oversight Council as "systemically important." While the Company does not believe that it is "systemically important," as defined in the Dodd-Frank Act, it is possible that the Financial Stability Oversight Council may conclude that it is. If the Company were designated as "systemically important," the Federal Reserve's supervisory authority could include the ability to impose heightened financial regulation and could impact requirements regarding the Company's capital, liquidity, leverage, business and investment conduct. As a result of the foregoing, the Dodd-Frank Act, or other additional federal regulation that is adopted in the future, could impose significant burdens on the Company, including impacting the ways in which it conducts business, increasing compliance costs and duplicating state regulation, and could result in a competitive disadvantage, particularly relative to smaller insurers who may not be subject to the same level of regulation.

The Company's business practices with respect to data could give rise to liabilities or reputational harm as a result of governmental regulation, legal requirements or industry standards relating to consumer privacy and data protection.

If the Company fails to protect the privacy of third-party data or implement practices and procedures deemed necessary by regulators or consumers, the Company may be subject to fines, penalties, litigation, and reputational harm and its business may be seriously harmed. In addition, various government and consumer agencies and public advocacy groups have called for new regulation and changes in industry practices. It is possible that new laws, regulations, standards, recommendations, best practices or requirements will be adopted that would affect the Company's business. To the extent that the Company is subject to new laws or recommendations or chooses to adopt new standards, recommendations, or other requirements, the Company may have greater compliance burdens. If the Company is perceived as not operating in accordance with industry best practices or any such guidelines or codes with regard to privacy, the Company's reputation may suffer, and the Company could lose relationships with customers or partners.

Risks Related to Ownership of Global Indemnity Group, LLC's Shares and Certain Limited Liability Company Agreement ("LLCA") Provisions

The interests of holders of class A common shares may conflict with the interests of Global Indemnity Group, LLC's controlling shareholder.

Fox Paine Capital Fund II International L.P. (the "Fox Paine Fund"), an investment fund managed by Fox Paine & Company, LLC, together with Fox Mercury Investments, L.P. and certain of its affiliates (the "FM Entities"), and Fox Paine & Company LLC (collectively, the "Fox Paine Entities") beneficially own shares representing approximately 83.9% of Global Indemnity Group, LLC's total voting power. The percentage of Global Indemnity Group, LLC's total voting power that the Fox Paine Entities may exercise is greater than the percentage of Global Indemnity Group, LLC's total shares that the Fox Paine Entities beneficially own because the Fox Paine Entities beneficially own all of Global Indemnity Group, LLC's class B common shares, which are entitled to ten votes per share as opposed to class A common shares (including class A common shares designated as class A-2 common shares), which are entitled to one vote per share. The class A common shares (including class A common shares designated as class A-2 common shares) and the class B common shares generally vote together as a single class on matters presented to Global Indemnity Group, LLC's shareholders. As a result, the Fox Paine Entities have and will continue to have control over the outcome of certain matters requiring shareholder approval, including the power to, among other things:

- elect any of Global Indemnity Group, LLC's directors not otherwise appointed by the Fox Paine Entities pursuant to the provisions of the LLCA (as defined below) (which entitles the Fox Paine Entities, in their collective capacity as the "Class B Majority Shareholder" (as defined in the LLCA), to certain Director appointment rights);

- approve changes to the LLCA that require shareholder approval; and

- ratify the appointment of Global Indemnity Group, LLC's auditors.

Subject to certain exceptions, the Fox Paine Entities may also be able to prevent or cause (either by way of a sale of their own stake or by approving the merger or sale of Global Indemnity Group, LLC as a whole) a change of control of Global Indemnity Group, LLC. The Fox Paine Entities' control over Global Indemnity Group, LLC, and the Fox Paine Entities' ability in certain circumstances to prevent or cause a change of control of Global Indemnity Group, LLC, may delay or prevent a change of control, or cause a change of control to occur at a time when it is not favored by other shareholders. As a result, the trading price of Global Indemnity Group, LLC's class A common shares could be adversely affected.

In addition, Global Indemnity Group, LLC has agreed to pay Fox Paine & Company, LLC an annual management fee which is adjusted annually to reflect change in the consumer price index published by the US Department of Labor Bureau of Labor Statistics "CPI-U", in exchange for management services. The current fee charged for the twelve month period beginning September 5, 2025 was $3.3 million. Global Indemnity Group, LLC has also agreed to pay a termination fee of cash in an amount to be agreed upon, plus reimbursement of expenses, upon the termination of Fox Paine & Company, LLC's management services in connection with the consummation of a change of control transaction that does not involve Fox Paine & Company, LLC and its affiliates. Global Indemnity Group, LLC has also agreed to pay Fox Paine & Company, LLC a transaction advisory fee of cash in an amount to be agreed upon, plus reimbursement of expenses upon the consummation of a change of control transaction that does not involve Fox Paine & Company, LLC and its affiliates in exchange for advisory services to be provided by Fox Paine & Company, LLC in connection therewith. These management services arrangements may make a change of control transaction for Global Indemnity Group, LLC less attractive to a potential acquiror and may affect any economic allocation of proceeds that a potential acquiror may pay in any such transaction as between the Fox Paine Entities and the holders of class A common shares (including class A common shares designated as class A-2 common shares). The Fox Paine Entities may in the future make significant investments in other insurance or reinsurance companies. Some of these companies may compete with Global Indemnity Group, LLC or its subsidiaries. The Fox Paine Entities are not obligated to advise Global Indemnity Group, LLC of any investment or business opportunities of which they are aware, and they are not prohibited or restricted from competing with Global Indemnity Group, LLC or its subsidiaries.

Global Indemnity Group, LLC's controlling shareholder has the right to appoint a certain number of the members of the Board of Directors proportionate to such shareholder's ownership in Global Indemnity Group, LLC and also otherwise controls the election of Directors due to its share ownership.

While the Fox Paine Entities have the right under the terms of the LLCA to appoint a certain number of directors of the Board of Directors, equal in aggregate to the pro rata percentage of the voting power in Global Indemnity Group, LLC beneficially held by the Fox Paine Entities for so long as the Fox Paine Entities beneficially own (i) a majority of the outstanding class B common shares and (ii) shares representing, in the aggregate, at least 25% or more of the voting power in Global Indemnity Group, LLC, it also controls the election of all directors to the Board of Directors due to its controlling share ownership. The Board of Directors currently consists of seven directors, all of whom were either identified and proposed for consideration for the Board of Directors by the Fox Paine Entities or appointed by the Fox Paine Entities.

Because the Company relies on certain services provided by Fox Paine & Company, LLC, the loss of such services could adversely affect its business.

Fox Paine & Company, LLC provides certain management services to the Company. To the extent that Fox Paine & Company, LLC is unable or unwilling to provide similar services in the future, and the Company is unable to perform those services itself or is unable to secure replacement services, the Company's business could be adversely affected.

The Company's share repurchase program may affect or increase the volatility of the price of its class A common shares.

Global Indemnity Group, LLC repurchased and retired an aggregate of 1,357,082 shares of its class A common shares in the open market and in privately negotiated transactions at an aggregate price of $34.0 million or an average purchase price of $25.05 per share during October 2022 through April 2023. As March 10, 2026, Global Indemnity Group, LLC had a remaining authorization to purchase up to an additional $101.0 million of its class A common shares under its share repurchase program which expires on December 31, 2027. Although Global Indemnity Group, LLC's Board of Directors has determined that the repurchase program is in the best interests of its shareholders, the repurchases expose the Company to risks including:

- the use of a substantial portion of the Company's cash reserves, which may reduce its ability to engage in significant cash acquisitions or to pursue other business opportunities that could create significant value to its shareholders;

- the risk that the Company may not be able to replenish its cash reserves by raising debt or equity financing in the future on terms acceptable to the Company, or at all; and

- the risk that these repurchases have reduced the Company's "public float," which may reduce the volume of trading in Global Indemnity Group, LLC shares and may result in lower share prices and reduced liquidity in the trading of Global Indemnity Group, LLC shares.

The existence of a share repurchase program may cause the Company's class A common share price to be higher than it would be in the absence of the program. In addition, the program may be suspended or discontinued at any time, which could cause the market price of the Company's class A common shares to decline.

<u>Risks Related to Taxation</u>

Legislative and regulatory action by the U.S. Congress or other tax authorities in the jurisdictions in which we operate could materially and adversely affect the Company.

The Company's tax position could be adversely impacted by changes in tax laws or tax regulations or the interpretation or enforcement thereof. Legislative action may be taken by the U.S. Congress or other tax authorities in the jurisdictions in which we operate which, if ultimately enacted, could, among other things, adversely affect the Company's effective tax rate and cash tax position.

The Company may be subject to adverse foreign taxes related to its historical non-US subsidiaries.

Although the Company and its subsidiaries have eliminated most of their historical foreign subsidiaries, the statute of limitations remains open in certain foreign jurisdictions, and it is possible that the Company could be subject to materially adverse foreign taxes with respect to its historical operations. Such adverse foreign taxes could also potentially arise as a result of retroactive changes in law.

Holders of Global Indemnity Group, LLC's common shares may be subject to U.S. federal income tax and state and local income taxes on their share of Global Indemnity Group, LLC's taxable income, regardless of whether they receive any cash distributions from Global Indemnity Group, LLC.

Under current law, so long as Global Indemnity Group, LLC is not required to register as an investment company under the Investment Company Act and 90% of Global Indemnity Group, LLC's gross income for each taxable year constitutes "qualifying income" within the meaning of the Internal Revenue Code on a continuing basis, Global Indemnity Group, LLC currently expects that it has been and will continue to be treated, for U.S. federal income tax purposes, as a partnership and not as an association or publicly traded partnership taxable as a corporation. Holders of Global Indemnity Group, LLC's common shares may be subject to U.S. federal, state and local taxation on their allocable share of Global Indemnity Group, LLC's items of income, gain, loss, deduction and credit, for each of Global Indemnity Group, LLC's taxable years ending with or within their taxable year, regardless of whether they receive any cash distributions from Global Indemnity Group, LLC. Such holders may not receive cash distributions equal to their allocable share of Global Indemnity Group, LLC's net taxable income or even the tax liability that results from that income. Accordingly, such holders may be required to make tax payments in connection with their ownership of Global Indemnity Group, LLC's common shares that significantly exceed cash distributions received by them in any specific year. Income earned by the subsidiaries of Global Indemnity Group, LLC is subject to corporate tax in the United States and certain foreign jurisdictions and, therefore, is not taxable to Global Indemnity Group, LLC's shareholders until the income is distributed by the subsidiaries to Global Indemnity Group, LLC.

There can be no assurance that amounts paid as distributions on Global Indemnity Group, LLC's common shares will be sufficient to cover the tax liability arising from ownership of the common shares.

Any distributions paid on Global Indemnity Group, LLC's common shares will not take into account a holder's particular tax situation and, therefore, because of the foregoing as well as other possible reasons, may not be sufficient to pay their full amount of tax based upon such holder's share of Global Indemnity Group, LLC's net taxable income. In addition, the actual amount and timing of distributions will always be subject to the discretion of Global Indemnity Group, LLC's Board of Directors. Even if Global Indemnity Group, LLC does not distribute cash in an amount that is sufficient to fund a holder's tax liabilities, such holder will still be required to pay income taxes on their share of Global Indemnity Group, LLC's taxable income.

If Global Indemnity Group, LLC is treated as a corporation for U.S. federal income tax purposes, the value of the shares could be adversely affected.

The value of an investment in Global Indemnity Group, LLC's common shares may depend in part on Global Indemnity Group, LLC being treated as a partnership for U.S. federal income tax purposes. A publicly traded partnership will be treated as a partnership, and not as a corporation, for U.S. federal income tax purposes so long as 90% or more of its gross income for each taxable year constitutes "qualifying income" within the meaning of the Internal Revenue Code, and it is not required to register as an investment company under the Investment Company Act of 1940 and related rules. Qualifying income generally includes dividends, interest, capital gains from the sale or other disposition of stocks and securities and certain other forms of investment income.

Although Global Indemnity Group, LLC believes that it has met in previous taxable years, and intends to manage its affairs so that it will continue to meet in the current and subsequent taxable years, the 90% test described above in each taxable year, no assurance can be given as to the types of income that will be earned in any given year. Global Indemnity Group, LLC may not meet these requirements or Global Indemnity Group, LLC may determine it is prudent to change Global Indemnity Group, LLC's structure. In either case, Global Indemnity Group, LLC may be treated as a corporation for U.S. federal income tax purposes in the future. Global Indemnity Group, LLC has not requested, and does not plan to request, a ruling from the Internal Revenue Service (the "IRS") on its treatment as a partnership for U.S. federal income tax purposes, or on any other matter affecting the taxation of Global Indemnity Group, LLC and its subsidiaries.

Global Indemnity Group, LLC's interests in certain businesses are held through entities that are treated as corporations for U.S. federal income tax purposes; such corporations may be liable for significant taxes and may create other adverse tax consequences, which could potentially adversely affect the value of an investment in Global Indemnity Group, LLC.

In light of the publicly traded partnership rules under U.S. federal income tax law and other requirements, Global Indemnity Group, LLC currently holds interests in certain businesses through entities that are treated as corporations for U.S. federal income tax purposes, including, in particular, each of Global Indemnity Group, LLC's insurance company subsidiaries. Each such corporation could be liable for significant U.S. federal income taxes and applicable state, local and other taxes, which could adversely affect the value of an investment in Global Indemnity Group, LLC. Furthermore, it is possible that the IRS or other tax authority could challenge the manner in which such corporation's taxable income is computed by the Company.

Taxable gain or loss on a sale or other disposition of Global Indemnity Group, LLC's common shares could be more or less than expected.

If a sale or other disposition of Global Indemnity Group, LLC's common shares by a holder of such shares is taxable in the United States, the holder will recognize gain or loss equal to the difference between the amount realized by such holder on the sale or other disposition and such holder's adjusted tax basis in those shares. A holder's adjusted tax basis in the shares at the time of sale or other disposition will generally be lower than the holder's original tax basis in the shares to the extent that prior distributions to such holder exceed the total taxable income allocated to such holder. A holder of Global Indemnity Group, LLC's common shares may therefore recognize a gain on a sale or other disposition of Global Indemnity Group, LLC's common shares if the shares are sold or disposed of at a price that is less than their original cost. In addition, a portion of the amount realized, whether or not representing gain, may be treated as ordinary income to such holder to the extent attributable to the holder's allocable share of unrealized gain or loss in Global Indemnity Group, LLC's assets that consist of certain unrealized receivables or inventory (if any).

Global Indemnity Group, LLC cannot match transferors and transferees of Global Indemnity Group, LLC's common shares, and therefore, Global Indemnity Group, LLC has adopted certain income tax accounting conventions that may not conform with all aspects of applicable tax requirements.

The Internal Revenue Code provides that items of partnership income and deductions must be allocated between transferors and transferees of Global Indemnity Group, LLC's common shares. Because Global Indemnity Group, LLC cannot match transferors and transferees of Global Indemnity Group, LLC's common shares, Global Indemnity Group, LLC will apply certain assumptions and conventions in an attempt to comply with applicable tax rules and to report income, gain, loss, deduction and credit to holders in a manner that reflects such holders' beneficial shares of Global Indemnity Group, LLC's items. These conventions are designed to more closely align the receipt of cash and the allocation of income between holders of Global Indemnity Group, LLC's common shares, but these assumptions and conventions may not be in compliance with all aspects of applicable tax requirements. In addition, as a result of such allocation method, holders may be allocated income even if they do not receive any distributions.

If Global Indemnity Group, LLC's conventions are not allowed by the Treasury Regulations (or only apply to transfers of less than all of a holder's shares) or if the IRS otherwise does not accept Global Indemnity Group, LLC's conventions, the IRS may contend that Global Indemnity Group, LLC's income or losses must be reallocated among the holders of Global Indemnity Group, LLC's common shares. If such a contention were sustained, certain holders' respective tax liabilities would be adjusted to the possible detriment of certain other holders.

Tax-exempt shareholders may face certain adverse U.S. tax consequences from owning Global Indemnity Group, LLC's common shares.

Global Indemnity Group, LLC is not required to manage its operations in a manner that would minimize the likelihood of generating income that would constitute "unrelated business taxable income" ("UBTI") to the extent allocated to a tax-exempt shareholder. Although Global Indemnity Group, LLC's insurance operations are conducted by subsidiaries that are treated as corporations for U.S. federal income tax purposes and the operations of such corporation would generally not result in an allocation of UBTI to a shareholder on account of the activities of those subsidiaries, Global Indemnity Group, LLC may make certain investments other than through a corporate subsidiary.

Moreover, UBTI also includes income attributable to debt-financed property, and Global Indemnity Group, LLC is not prohibited from incurring debt to finance its investments, including investments in subsidiaries. Furthermore, Global Indemnity Group, LLC is not prohibited from being (or causing a subsidiary to be) a guarantor of loans made to a subsidiary. If Global Indemnity Group, LLC (or certain of Global Indemnity Group, LLC's subsidiaries) were treated as the borrower for U.S. tax purposes on account of such guarantees, some or all of Global Indemnity Group, LLC's investments could be considered debt-financed property. The potential for income to be characterized as UBTI could make Global Indemnity Group, LLC's common shares an unsuitable investment for a tax-exempt entity. Tax-exempt shareholders are urged to consult their own tax advisors regarding the tax consequences of an investment in Global Indemnity Group, LLC's common shares.

The IRS Schedules K-1 Global Indemnity Group, LLC provides to holders of Global Indemnity Group, LLC's common shares each year are more complicated than the IRS Forms 1099 provided by corporations to their stockholders. In addition, Global Indemnity Group, LLC may not be able to furnish to each holder of Global Indemnity Group, LLC's common shares specific tax information within 90 days after the close of each calendar year and such holders may be required to request an extension of time to file their tax returns.

Holders of Global Indemnity Group, LLC's common shares are required to take into account their allocable share of Global Indemnity Group, LLC's items of income, gain, loss, deduction and other items of the partnership for Global Indemnity Group, LLC's taxable year ending within or with their taxable year, regardless of whether they received cash distributions. As a publicly traded partnership, Global Indemnity Group, LLC's operating results, including distributions of income, dividends, gains, losses or deductions and adjustments to carrying basis, for each year will be reported on IRS Schedules K-1 (and, if applicable, Schedules K-2 and K-3). Income earned by the subsidiaries of Global Indemnity Group, LLC is subject to corporate tax in the United States and certain foreign jurisdictions and, therefore, is not taxable to Global Indemnity Group, LLC's shareholders until the income is distributed by the subsidiaries to Global Indemnity Group, LLC. Global Indemnity Group, LLC intends to furnish holders of the common shares, as soon as reasonably practicable after the close of each calendar year, with tax information (including IRS Schedules K-1), which describes their allocable share of gross ordinary income for Global Indemnity Group, LLC's preceding taxable year. However, it may require longer than 90 days after the end of Global Indemnity Group, LLC's calendar year to obtain the requisite information so that IRS Schedules K-1 (and, if applicable, Schedules K-2 and K-3) may be prepared by Global Indemnity Group, LLC. Consequently, holders of Global Indemnity Group, LLC's common shares who are U.S. taxpayers may need to file annually with the IRS (and certain states) a request for an extension past the April 15 or the otherwise applicable due date of their income tax return for the taxable year.

In addition, holders of Global Indemnity Group, LLC's common shares are required to report for all tax purposes consistently with the information provided by Global Indemnity Group, LLC for each taxable year. As a result, it is possible that a holder of Global Indemnity Group, LLC's common shares will be required to file amended income tax returns as a result of adjustments to items on the corresponding income tax returns of the partnership. Any obligation for a holder of Global Indemnity Group, LLC's common shares to file amended income tax returns for that or any other reason, including any costs incurred in the preparation or filing of such returns, are the responsibility of each such holder.

Finally, because holders are required to report their allocable share of gross ordinary income, tax reporting for holders of Global Indemnity Group, LLC's common shares is more complicated than for shareholders of a regular corporation.

Holders of Global Indemnity Group, LLC's common shares may be subject to an additional U.S. federal income tax on net investment income allocated to such holder by Global Indemnity Group, LLC and on gain on the sale of Global Indemnity Group, LLC's common shares.

Individuals, estates and trusts are currently subject to an additional 3.8% tax on "net investment income" (or undistributed "net investment income," in the case of estates and trusts) for each taxable year, with such tax applying to the lesser of such income or the excess of such person's adjusted gross income (with certain adjustments) over a specified amount. Net investment income includes net income from interest, dividends, annuities, royalties and rents and net gain attributable to the disposition of investment property. It is anticipated that net income and gain attributable to an investment in Global Indemnity Group, LLC will be included in a holder of Global Indemnity Group, LLC's common share's "net investment income" subject to this additional tax.

The ability of Global Indemnity Group, LLC's corporate subsidiaries to use their net operating losses to offset their future taxable income and use capital loss carryforwards to offset future capital gains may be subject to limitations.

The ability of Global Indemnity Group, LLC's corporate subsidiaries to utilize their federal and state net operating losses and built‑in losses ("NOLs") to offset future taxable income may be limited. The Internal Revenue Code imposes an annual limitation on the amount of taxable income that may be offset by federal NOL carryforwards if a corporation experiences an "ownership change" (generally, a cumulative change in ownership of more than 50% over a rolling three‑year period). Global Indemnity Group, LLC's corporate subsidiaries may experience an ownership change as a result of issuances or other changes in ownership of Global Indemnity Group, LLC's shares. In addition, certain anti‑avoidance rules could result in the application of similar limitations on Global Indemnity Group, LLC's subsidiaries' use of NOLs. Federal capital losses may be carried forward for up to five years and may be used only to offset capital gains. To the extent these limitations apply, the ability of Global Indemnity Group, LLC's corporate subsidiaries to utilize their NOLs and federal capital loss carryforwards could be significantly restricted.

Risks Related to Employees

The Company is dependent on its senior executives and the loss of any of these executives or the Company's inability to attract and retain other key personnel could adversely affect its business.

The Company's success depends upon its ability to attract and retain qualified employees and upon the ability of senior management and other key employees to implement the Company's business strategy. The Company believes there are a limited number of available, qualified executives in the business lines in which it competes. The success of the Company's initiatives and future performance depend, in significant part, upon the continued service of the senior management team and successful transitions of senior management when new members come on and/or existing members leave. If the Company cannot attract or retain top-performing executive officers, underwriters and other employees, the quality of their performance decreases or it fails to implement succession plans for its key employees, the Company may be unable to maintain its current competitive position in the markets in which it operates or expand its operations into new markets.

The future loss of any of the services of members of the Company's senior management team or the inability to attract and retain other talented personnel, particularly personnel important to the successful launch of new products and services, technology strategy or integration of acquired businesses, could impede the further implementation of the Company's business strategy, which could have a material adverse effect on its business. In addition, the Company does not currently maintain key man life insurance policies with respect to any of its employees.

General Risk Factors

If the Company is unable to maintain effective internal control over financial reporting, the Company's business may be adversely affected, investors may lose confidence in the accuracy and completeness of the Company's financial reports and the market price of Global Indemnity Group, LLC's common stock could be adversely affected.

The Company is required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. The Sarbanes-Oxley Act requires that the Company evaluate and determine the effectiveness of its internal control over financial reporting, provide a management report on internal control over financial reporting and requires that the Company's internal control over financial reporting be attested to by its independent registered public accounting firm.

The Company may discover material weaknesses in the future which may lead to its financial statements being materially misstated. As a result, the market price of Global Indemnity Group, LLC's common stock could be adversely affected, and Global Indemnity Group, LLC could become subject to investigations by the stock exchange on which its securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources. The cost of remediating a potential material weakness could materially adversely affect the Company's business and financial condition.

The Company's operating results and shareholders' equity may be adversely affected by currency fluctuations.

The Company's functional currency is the U.S. dollar. The Company conducts business with some customers in foreign currencies and several of the Company's U.S. and non-U.S. subsidiaries maintain cash accounts in foreign currencies. At period-end, the Company re-measures non-U.S. currency financial assets to their current U.S. dollar equivalent. The resulting gain or loss on foreign denominated cash accounts is reflected in income during the period. Financial liabilities, if any, are generally adjusted within the reserving process. However, for known losses on claims to be paid in foreign currencies, the Company re-measures the liabilities to their current U.S. dollar equivalent each period end with the resulting gain or loss reflected in income during the period. Foreign exchange risk is reviewed as part of the Company's risk management process. The Company may experience losses resulting from fluctuations in the values of non-U.S. currencies relative to the strength of the U.S. dollar, which could adversely impact the Company's results of operations and financial condition.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 1C. CYBERSECURITY

Risk Management and Strategy

The Company recognizes the importance of developing, implementing, and maintaining cybersecurity measures to safeguard its information systems and protect the confidentiality, integrity, and availability of its data. The Company maintains a cybersecurity program designed to assess, identify, and manage risks from cybersecurity threats. The Company uses information from multiple sources, including internal incident history, industry publications, government and industry information sharing organizations, and recognized information security frameworks, to inform its risk management program. The Company employs a combination of preventative and detective cybersecurity measures, including various security tools and qualified personnel, to identify, escalate, investigate, resolve, and recover from security incidents in a timely manner.

Managing Material Risks & Integrated Overall Risk Management

The Company has integrated cybersecurity risk management within its broader Enterprise Risk Management ("ERM") framework. Led by the President of Belmont Holdings GX, Inc., the Company's risk management team, comprised of senior management team members, evaluates cybersecurity risks in accordance with its business objectives, operational needs, and regulatory requirements. This integration ensures that cybersecurity considerations are embedded within the Company's overall risk assessment processes and strategic decision-making.

Acknowledging the complex and evolving landscape of cybersecurity threats, the Company collaborates with external experts, including cybersecurity assessors, consultants, and auditors, to evaluate and test its risk mitigation tools. The Company's engagement with these external entities encompasses routine reviews, threat assessments, and ongoing consultations designed to strengthen the Company's security measures and ensure alignment with industry best practices.

Prior to engagement, the Company undertakes security assessments of third-party service providers that process or store confidential Company information. The Company monitors the cybersecurity practices of these third-party providers for alignment with the Company's cybersecurity standards. This ongoing monitoring involves evaluations performed by the Company's team of security analysts, as well as annual review by the Company's Chief Information Security Officer ("CISO").

Risks from Cybersecurity Threats

As of the date of this report, the Company believes that risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and are not reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition. Refer to the risk factor captioned "A failure in the Company's operational systems or infrastructure or those of third parties, including security breaches or cyber-attacks, could disrupt the Company's business, its reputation, and/or cause losses which could have an adverse effect on the Company's business operations and financial results" in Part I, Item 1A. "Risk Factors" for additional information on cybersecurity risks that could adversely impact the Company's business, results of operations, or financial condition.

Governance

Board of Directors Oversight

The Enterprise Risk Management Committee (the "ERM Committee") of the Board of Directors is central to the Board's oversight of cybersecurity risks. The Board has established these oversight mechanisms because it recognizes the significance of cybersecurity threats to the Company's operational integrity and stakeholder confidence.

The CISO provides the ERM Committee with quarterly reports addressing the following topics:

- the Company's threat profile and emerging threats;
- the status of cybersecurity initiatives and strategies;
- incident reports and learnings from any cybersecurity events; and
- compliance with regulatory requirements and industry standards.

The Company conducts an annual review of its cybersecurity posture and the effectiveness of its risk mitigation strategies. This review assists in identifying areas for improvement and aligning the Company's cybersecurity efforts with the overall risk management framework.

Management's Role in Managing Risk

Primary responsibility for assessing, monitoring, and managing the Company's cybersecurity risks rests with the CISO, who has obtained relevant cybersecurity credentials and possesses expertise in the technical domain. The CISO receives assistance from industry experts in decision-making and oversees the Company's information security policies and data protection programs, the implementation of protective and detective tools, compliance testing against applicable standards, and remediation of known risks. These initiatives include phishing simulations, semi-annual cybersecurity education for employees, and competency assessments. Additionally, the Company conducts tabletop incident response exercises and other measures to enhance overall cybersecurity preparedness.

The CISO remains informed about developments in cybersecurity, including emerging threats and evolving risk management techniques. This ongoing knowledge acquisition is essential for the prevention, detection, mitigation, and remediation of cybersecurity incidents.

Monitoring Cybersecurity Incidents

In the event of a cybersecurity incident, the CISO is equipped with a Cyber Incident Response Plan ("CIRP"), supported by a cross-functional Cyber Incident Response Team ("CIRT"). The CIRT oversees and responds to cybersecurity incidents, with core objectives encompassing detection and response, incident analysis and investigation, containment and eradication measures, and recovery processes. The CIRT also coordinates communication with the Company's management, regulators, affected parties, and external security experts. The CIRT is responsible for determining the materiality of incidents, maintaining documentation and reporting practices, and fostering a culture of continuous improvement.

Reporting to the Board of Directors

The CISO, in his capacity, informs the Chief Executive Officer, the Chief Financial Officer, the Chief Audit Executive, the Chief Information Officer, and the Legal Department of matters related to cybersecurity risks and incidents. The CISO escalates significant cybersecurity matters to the ERM Committee, ensuring the Board maintains appropriate visibility into the Company's cybersecurity risk profile and the effectiveness of its security posture.

Item 2. PROPERTIES

At December 31, 2025, office space leased in Bala Cynwyd, Pennsylvania, holds the Company's principal executive offices and headquarters. The Company believes the Bala Cynwyd, Pennsylvania location is suitable and adequate to meet its needs including that of its three reportable segments.

The Company exercised the early lease termination clauses for its Omaha, Nebraska, Arizona, and Cavan, Ireland leases. Employees at these offices work remotely. In connection with its acquisition of Sayata, the Company has leased office space in Tel Aviv, Israel for use of personnel located in Israel.

Item 3. LEGAL PROCEEDINGS

The Company is, from time to time, involved in various legal proceedings in the ordinary course of business. The Company purchased insurance and reinsurance coverage for risks in amounts that it considers adequate. However, there can be no assurance that the insurance and reinsurance coverage that the Company maintains is sufficient or will be available in adequate amounts or at a reasonable cost. The Company does not believe that the resolution of any currently pending legal proceedings, either individually or taken as a whole, will have a material adverse effect on its business, results of operations, cash flows, or financial condition.

There is a greater potential for disputes with reinsurers who are in runoff. Some of the Company's reinsurers have operations that are in runoff, and therefore, the Company closely monitors those relationships. The Company anticipates that, similar to the rest of the insurance and reinsurance industry, it will continue to be subject to litigation and arbitration proceedings in the ordinary course of business.

Item 4. MINE SAFETY DISCLOSURES

None.

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Global Indemnity Group, LLC's Class A Common Shares

Effective after close of trading on November 3, 2025, the Company transferred the listing of its class A common shares (excluding class A common shares designated as class A-2 common shares) from the New York Stock Exchange to the Nasdaq Global Select Market where the shares continue to trade under the existing ticker symbol "GBLI". Global Indemnity Group, LLC's predecessors have been publicly traded since 2003.

There is no established public trading market for Global Indemnity Group, LLC's class B common shares or class A common shares designated as class A-2 common shares. References to Global Indemnity Group, LLC's class A common shares herein exclude class A common shares designated as class A-2 common shares unless otherwise noted.

As of December 31, 2025, Global Indemnity Group, LLC's class A common shares were held by approximately 140 shareholders of record. Because most of Global Indemnity Group, LLC's class A common shares are held by brokers and other institutions on behalf of its shareholders, this number is not representative of Global Indemnity Group, LLC's total shareholders. The Fox Paine Entities comprise the two holders of record of Global Indemnity Group, LLC's class B common shares as of December 31, 2025.

See Note 16 to the consolidated financial statements in Item 8 of Part II of this report for information regarding securities authorized under Global Indemnity Group, LLC's equity compensation plans.

Performance of Global Indemnity Group, LLC's Class A Common Shares

The following graph represents a five-year comparison of the cumulative total return to shareholders for the Company's class A common shares and stock of companies included in the Nasdaq Insurance Index and Nasdaq Composite Index.



	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
Global Indemnity	$ 100.0	$ 87.9	$ 81.5	$ 112.8	$ 125.9	$ 99.3
Nasdaq Insurance Index	100.0	113.2	115.4	124.9	155.1	154.2
Nasdaq Composite Index	100.0	121.4	81.2	116.5	149.8	180.3

Recent Sales of Unregistered Securities

There were no sales of unregistered equity securities during the year ended December 31, 2025 other than the class A common shares designated as class A-2 common shares and described herein. See Note 13 for additional information regarding the 550,000 class A common shares designated as class A-2 common shares.

Global Indemnity Group, LLC's Purchases of Class A Common Shares

Global Indemnity Group, LLC's Share Incentive Plan allows employees to surrender class A common shares as payment for the tax liability incurred upon the vesting of restricted stock and restricted stock units that were issued under the Share Incentive Plan. There were no shares surrendered by the Company's employees during 2025.

On October 21, 2022, Global Indemnity Group, LLC announced it commenced a share repurchase program beginning in the fourth quarter of 2022. Global Indemnity Group, LLC's Board of Directors has authorized share repurchases of up to $135 million in aggregate under this program that expires on December 31, 2027. The timing and actual number of shares repurchased, if any, will depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities.

Under the repurchase program, repurchases may be made from time to time using a variety of methods, including open market purchases or privately negotiated transactions, all in compliance with Global Indemnity Group, LLC's Insider Trading Policy, the requirements of the United States Securities and Exchange Commission, and other applicable legal requirements. The repurchase program does not obligate Global Indemnity Group, LLC to acquire any particular amount of class A common shares, and the repurchase program may be suspended or discontinued at any time at Global Indemnity Group, LLC's discretion.

Under the repurchase program, the Company repurchased 1,357,082 shares from third parties for an aggregate amount of $34.0 million, or an average purchase price of $25.05 per share during the year ended December 31, 2023. As a result of these transactions, book value per share increased by $1.69 per share. Global Indemnity Group, LLC did not repurchase any shares from third parties under its repurchase program during 2024 or 2025.

All shares repurchased from third parties and employees are held as treasury stock and recorded at cost until formally retired.

See Note 13 to the consolidated financial statements in Item 8 of Part II of this report for a tabular disclosure of Global Indemnity Group, LLC's share repurchases by month.

Distributions

Future dividends remain subject to the discretion of Global Indemnity Group, LLC's Board of Directors, including the Board of Directors' evaluation of the Company's financial performance, capital and reserve positions, liquidity, balance sheet, and other factors. See Note 13 of the consolidated financial statements in Item 8 of Part II of this report for distributions declared during the years ended December 31, 2025, 2024, and 2023.

Global Indemnity Group, LLC is a holding company and has no direct operations. The ability of Global Indemnity to pay distributions is subject to the LLCA, and depends, in part, on the ability of its subsidiaries to pay dividends. The Company's insurance subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay dividends. See "Management's Discussion and Analysis of Financial Condition – Liquidity and Capital Resources – Sources and Uses of Funds" in Item 7 of Part II of this report for dividend limitation and Note 19 of the notes to the consolidated financial statement in Item 8 of Part II of this report for the dividends declared and paid by the Company's insurance subsidiaries in 2025. For a discussion of factors affecting the Company's ability to make distributions, see "Business – Regulation" in Item 1 of Part I, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Sources and Uses of Funds" in Item 7 of Part II, and Note 19 of the notes to the consolidated financial statements in Item 8 of Part II of this report.

Item 6. [Reserved]

Not applicable

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company's financial condition and results of operations for the years ended December 31, 2025 and 2024, including year-to-year comparisons between 2025 and 2024, should be read in conjunction with the consolidated financial statements and accompanying notes of Global Indemnity included elsewhere in this report. Year-to-year comparisons between 2024 and 2023 have been omitted from this Form 10-K but may be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 11, 2025. For comparison purposes, Belmont Core was previously known as Penn‑America and Belmont Non-Core was previously known as Non-Core Operations. Segment results for 2024 and 2023 were not impacted by the segment recast in 2025. Rather, the segments were renamed to align with the Company's current strategy and to reflect the addition of a new segment, Agency and Insurance Services, in 2025. Agency and Insurance Services did not have any financial results in 2024 or 2023.

Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to the Company's plans and strategy, constitutes forward-looking statements that involve risks and uncertainties. Please see "Cautionary Note Regarding Forward-Looking Statements" at the end of this Item 7 and "Risk Factors" in Item 1A above for more information. You should review "Risk Factors" in Item 1A above for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained herein.

Financial Highlights

2025 Consolidated Results of Operations

- Gross written premiums increased 2.3% to $398.9 million in 2025 as compared to the same period in 2024.

- Current accident year underwriting income of $16.9 million for 2025 includes net losses and loss adjustment expenses related to California Wildfire events in January 2025 ("California Wildfires") totaling $15.7 million. Excluding California Wildfires, the current accident year underwriting income would have been $32.7 million in 2025 compared to $18.8 million of underwriting income for the same period in 2024.

    - Current accident year combined ratio was 96.2% in 2025 compared to 95.4% for the same period in 2024. Excluding California Wildfires, the current accident year combined ratio would have been 92.2% in 2025.

- Calendar year underwriting income of $7.3 million for 2025 includes net losses and loss adjustment expenses related to California Wildfires totaling $15.7 million. Excluding California Wildfires, the calendar year underwriting income would have been $23.1 million in 2025 compared to $17.8 million of underwriting income for the same period in 2024.

    - Calendar year combined ratio was 98.6% in 2025 compared to 95.6% for the same period in 2024. Excluding California Wildfires, the calendar year combined ratio would have been 94.6% in 2025.

- Net investment income increased 0.5% to $62.7 million in 2025 as compared to the same period in 2024 reflecting higher dividend income associated with the Company's $25 million investment in common equities during the third quarter of 2025 partially offset by a reduction in income from investments in limited partnerships.

- Net income of $25.3 million, or $1.75 per share diluted, in 2025 compared to $43.2 million, or $3.12 per share diluted, for the same period in 2024. Excluding California Wildfires, net income was $37.3 million or $2.59 per share in 2025.

- On August 8, 2025, AM Best affirmed the Financial Strength Rating of A (Excellent) for the U.S. operating subsidiaries of Global Indemnity Group, LLC.

2025 Consolidated Financial Condition

- Total cash and investments of $1.4 billion at December 31, 2025 and December 31, 2024; fixed maturities and cash comprise 98% of total investments.

- Total assets of $1.7 billion at December 31, 2025 and 2024.

- No debt at December 31, 2025 and 2024.

- Since the Company's initial public offering in 2003, the total capital returned to shareholders was $649.5 million, comprising $522.2 million of share repurchases and $127.3 million of distributions / dividends. This includes $20.4 million of distributions during 2025.

- Shareholders' equity increased $17.5 million to $706.6 million at December 31, 2025 from $689.1 million at December 31, 2024.

- Book value per common share was $48.96 at December 31, 2025 compared to $49.98 at December 31, 2024.

Overview

Global Indemnity is a publicly traded holding company that operates through two primary subsidiaries: Katalyx Holdings LLC and Belmont Holdings GX, Inc. See "Overview" section in Item 1 of Part I of this report for additional information related to Katalyx Holdings LLC and Belmont Holdings GX, Inc.

The Company operates in the Excess and Surplus Lines Marketplace ("E&S Marketplace") and derives its revenues primarily from premiums paid on insurance policies that it writes and from income generated by its investment portfolio, net of fees paid for investment management services. The amount of insurance premiums that the Company receives is a function of the amount and type of policies it writes, as well as prevailing market prices.

The Company's expenses include losses and loss adjustment expenses, net commission expenses, and other operating expenses, corporate expenses, investment expenses, and income taxes. Losses and loss adjustment expenses are estimated by management and reflect the Company's best estimate of ultimate losses and costs arising during the reporting period and revisions of prior period estimates. The Company records its best estimate of losses and loss adjustment expenses considering both internal and external actuarial analyses of the estimated losses the Company expects to incur on the insurance policies it writes. The ultimate losses and loss adjustment expenses will depend on the actual costs to resolve claims. Net commission expenses are typically a percentage of the premiums on the insurance policies the Company writes, net of ceding commissions earned from reinsurers. Other operating expenses consist primarily of personnel expenses and general operating expenses related to underwriting and distribution activities. Corporate expenses are comprised primarily of outside legal fees, other professional fees, directors' fees, management fees & advisory fees, salaries and benefits for holding company personnel, development costs for new products, impairment losses, and taxes incurred which are not directly related to operations.

In 2025, the Company continued executing its post-reorganization strategy through the acquisition of Sayata and initiating the launch of Valyn Re LLC, a reinsurance agency. The Company is focused on building significant scale in its Agency and Insurance Services segment under Katalyx Holdings LLC and across wholesale, retail and direct-to-consumer channels. This is intended to be accomplished through continued organic business growth, increasing operational efficiency, incubation and new products and services launches, including attracting third-party carrier capacity, and strategic acquisitions. In addition, the Company expects to make continued investments in technology and the Company's Belmont Core segment.

Critical Accounting Estimates and Policies

The Company's consolidated financial statements are prepared in conformity with GAAP, which require it to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. See Note 4 of the notes to the consolidated financial statements contained in Item 8 of Part II of this report. Actual results could differ from those estimates and assumptions.

The Company believes that of the Company's significant accounting policies, the following may involve a higher degree of judgment and estimation.

Liability for Unpaid Losses and Loss Adjustment Expenses

Although variability is inherent in estimates, the Company believes that the liability for unpaid losses and loss adjustment expenses reflects Management's best estimate for future amounts needed to pay losses and related loss adjustment expenses and the impact of its reinsurance coverage with respect to insured events.

In developing losses and loss adjustment expense ("loss" or "losses") reserve estimates, the Company's actuaries perform detailed reserve analyses each quarter. To perform the analysis, the data is organized at a "reserve category" level. A reserve category can be a line of business such as commercial automobile physical damage, or it can be a particular type of claim such as asbestos or catastrophic events. The reserves within a reserve category level are characterized as long-tail or short-tail. For long-tail business, it will generally be several years between the time the business is written and the time when all claims are settled. The Company's long-tail exposures include general liability, professional liability, products liability, and excess and umbrella. Short-tail exposures include property and commercial automobile physical damage. The Company also reviews assumed reinsurance reserve categories each quarter by groups of similar treaties and treaty year which has historically comprised primarily of long-tailed business. Recent active business has included more short-tail exposures than in the past. To manage its insurance operations, the Company's insurance products target specific, defined groups of insureds with customized coverage to meet their needs. For further discussion about the Company's business divisions, see "Business Segments" in Item 1 of Part I of this report. Each of the Company's business divisions contain both long-tail and short-tail exposures. Every reserve category is analyzed by the Company's actuaries each quarter. Management is responsible for the final determination of loss reserve selections.

In addition to the Company's internal reserve analysis, independent external actuaries perform a full, detailed review of the reserves annually. The Company reviews both the internal and external actuarial analyses in determining its reserve position.

A variety of actuarial methods are used to project ultimate losses for both long-tail and short-tail reserve categories since no single method is appropriate in all scenarios. The methods include, but are not limited to, the following:

- Paid Development method;

- Incurred Development method;

- Expected Loss Ratio method;

- Bornhuetter-Ferguson method using premiums and paid loss;

- Bornhuetter-Ferguson method using premiums and incurred loss; and

- Average Loss method.

The Paid Development method estimates ultimate losses by reviewing paid loss patterns and applying them to accident years with further expected changes in paid loss. Selection of the paid loss pattern requires analysis of several factors including the impact of inflation on claims costs, the rate at which claims professionals make claim payments and close claims, the impact of judicial decisions, the impact of underwriting changes, the impact of large claim payments, and other factors. Claim cost inflation requires evaluation of changes in the cost of repairing or replacing property, changes in the cost of medical care, changes in the cost of wage replacement, judicial decisions, legislative changes, and other factors. Because this method assumes that losses are paid at a consistent rate, changes in any of these factors can impact the results. Since the method does not rely on case reserves, it is not directly influenced by changes in the adequacy of case reserves.

For many reserve categories, paid loss data for recent periods may be too immature or erratic for reliable loss projections. This situation often exists for long-tail exposures. In addition, changes in the factors described above may result in inconsistent payment patterns. Finally, estimating the paid loss pattern subsequent to the most mature point available in the data analyzed often involves considerable uncertainty for long-tail reserve categories.

The Incurred Development method is similar to the Paid Development method, but it uses case incurred losses instead of paid losses. Since this method uses more data (case reserves in addition to paid losses) than the Paid Development method, the incurred development patterns may be less variable than paid development patterns. However, selection of the incurred loss pattern requires analysis of all of the factors listed in the description of the Paid Development method. In addition, the inclusion of case reserves can lead to distortions if changes in case reserving practices have taken place and the use of case incurred losses may not eliminate the issues associated with estimating the incurred loss pattern subsequent to the most mature point available.

The Expected Loss Ratio method multiplies premiums by an expected loss ratio to produce ultimate loss estimates for each accident year. This method may be useful if loss development patterns are inconsistent, losses emerge very slowly, or there is relatively little loss history from which to estimate future losses. The selection of the expected loss ratio requires analysis of loss ratios from earlier accident years or pricing studies and analysis of inflationary trends, frequency trends, rate changes, underwriting changes, and other applicable factors.

The Bornhuetter-Ferguson method using premiums and paid losses is a combination of the Paid Development method and the Expected Loss Ratio method. This method normally determines expected loss ratios similar to the method used for the Expected Loss Ratio method and requires analysis of the same factors described above. The method assumes that only future losses will develop at the expected loss ratio level. The percent of paid loss to ultimate loss implied from the Paid Development method is used to determine what percentage of ultimate loss is yet to be paid. The use of the pattern from the Paid Development method requires consideration of all factors listed in the description of the Paid Development method. The estimate of losses yet to be paid is added to current paid losses to estimate the ultimate loss for each accident year. This method will react very slowly if actual ultimate loss ratios are different from expectations due to changes not accounted for by the Expected Loss Ratio calculation.

The Bornhuetter-Ferguson method using premiums and incurred losses is similar to the Bornhuetter-Ferguson method using premiums and paid losses except that it uses case incurred losses. The use of case incurred losses instead of paid losses can result in development patterns that are less variable than paid development patterns. However, the inclusion of case reserves can lead to distortions if changes in case reserving practices have taken place. The method requires analysis of all the factors that need to be reviewed for the Expected Loss Ratio and Incurred Development methods.

The Average Loss method multiplies a projected number of ultimate incurred claims by an estimated ultimate average loss for each accident year to produce ultimate loss estimates. Since projections of the ultimate number of claims are often less variable than projections of ultimate loss, this method can provide more reliable results for reserve categories where loss development patterns are inconsistent or too variable to be relied on exclusively. In addition, this method can more directly account for changes in coverage that impact the number and size of claims. However, this method can be difficult to apply to situations where very large claims or a substantial number of unusual claims result in volatile average claim sizes. Projecting the ultimate number of claims requires analysis of several factors including the rate at which policyholders report claims to the Company, the impact of judicial decisions, the impact of underwriting changes, and other factors. Estimating the ultimate average loss requires analysis of the impact of large losses and claim cost trends based on changes in the cost of repairing or replacing property, changes in the cost of medical care, changes in the cost of wage replacement, judicial decisions, legislative changes, and other factors.

For many reserve categories, especially those that can be considered long-tail, a particular accident year may not have a sufficient volume of paid losses to produce a statistically reliable estimate of ultimate losses. In such a case, the Company's actuaries typically assign more weight to the Incurred Development method than to the Paid Development method. As claims continue to settle and the volume of paid losses increases, the Company's actuaries may assign additional weight to the Paid Development method, especially if case reserve adequacy has changed over time. For most of the Company's reserve categories, even the case incurred losses for accident years that are early in the claim settlement process will not be of sufficient volume to produce a reliable estimate of ultimate losses. In these cases, the Company's actuaries will not assign any weight to the Paid and Incurred Development methods and will use the Bornhuetter-Ferguson and Expected Loss Ratio methods. For short-tail exposures, the Paid and Incurred Development methods can often be relied on sooner primarily because the Company's history includes a sufficient number of accident years to cover the entire period over which paid and incurred losses are expected to change. However, the Company's actuaries may also assign weights to the Expected Loss Ratio, Bornhuetter-Ferguson, and Average Loss methods for short-tail exposures when developing estimates of ultimate losses.

Generally, reserves for long-tail lines give more weight to the Expected Loss Ratio method in the more recent immature years. As the accident years mature, weight shifts to the Bornhuetter-Ferguson methods and eventually to the Incurred and/or Paid Development method. Claims related to umbrella business are usually reported later than claims for other long-tail lines. For umbrella business, the shift from the Expected Loss Ratio method to the Bornhuetter-Ferguson methods to the Loss Development method may be more protracted than for most other long-tailed lines. Reserves for short-tail lines tend to make the shift across methods more quickly than the long-tail lines.

For other more complex reserve categories where the above methods may not produce reliable indications, the Company's actuaries use additional methods tailored to the characteristics of the specific situation. Such reserve categories include losses from A&E claims.

Establishing reserves for A&E and other mass tort claims involves considerably more judgment than other types of claims due to factors including, but not limited to, inconsistent court decisions, bankruptcy filings as a result of asbestos-related liabilities, and judicial interpretations that often expand theories of recovery and broaden the scope of coverage. The insurance industry continues to receive a substantial number of asbestos-related bodily injury claims, with an increasing focus being directed toward other parties, including installers of products containing asbestos rather than against asbestos manufacturers. This shift has resulted in significant insurance coverage litigation implicating applicable coverage defenses or determinations, if any, including but not limited to, determinations as to whether or not an asbestos-related bodily injury claim is subject to aggregate limits of liability found in most comprehensive general liability policies. The Company continues to closely monitor its asbestos exposure and make adjustments where they are warranted.

Reserve analyses performed by the Company's internal and external actuaries result in actuarial point estimates. The results of the detailed reserve reviews were summarized and discussed with the Company's senior management to determine Management's best estimate of reserves. Management considered many factors in making this decision. The factors included, but were not limited to, the historical pattern and volatility of the actuarial indications, the sensitivity of the actuarial indications to changes in paid and incurred loss patterns, the consistency of claims handling processes, the consistency of case reserving practices, changes in the Company's pricing and underwriting, and overall pricing and underwriting trends in the insurance market.

Management's best estimate at December 31, 2025 was recorded as the loss reserve. Management's best estimate is as of a particular point in time and is based upon known facts, the Company's actuarial analyses, current law, and the Company's judgment. This resulted in carried gross reserves of $750.2 million and $800.4 million as of December 31, 2025 and 2024, respectively, and net reserves of $689.3 million and $739.6 million as of December 31, 2025 and 2024, respectively. A breakout of the Company's gross and net reserves are as follows:

| (Dollars in thousands) | December 31, 2025 | | | | | | |
| | Gross Reserves | | | Net Reserves (2) | | | |
	Case	IBNR (1)	Total	Case	IBNR (1)	Total
Belmont Core	$ 153,062	$ 308,084	$ 461,146	$ 152,468	$ 300,278	$ 452,746
Belmont Non-Core	102,432	186,613	289,045	71,673	164,874	236,547
Total	$ 255,494	$ 494,697	$ 750,191	$ 224,141	$ 465,152	$ 689,293

| (Dollars in thousands) | December 31, 2024 | | | | | | |
| | Gross Reserves | | | Net Reserves (2) | | | |
	Case	IBNR (1)	Total	Case	IBNR (1)	Total
Belmont Core	$ 146,261	$ 298,925	$ 445,186	$ 146,197	$ 289,955	$ 436,152
Belmont Non-Core	104,145	251,060	355,205	67,055	236,430	303,485
Total	$ 250,406	$ 549,985	$ 800,391	$ 213,252	$ 526,385	$ 739,637

(1)   Losses incurred but not reported, including the expected future emergence of case reserves.
(2)   Does not include reinsurance receivables on paid losses.

Gross and net reserves related to Belmont Non-Core are declining as it services the run-off of policies/treaties on de-emphasized and terminated business.

The Company regularly reviews these estimates and, based on new developments and information, includes adjustments of the estimated ultimate liability in the operating results for the periods in which the adjustments are made. The establishment of losses and loss adjustment expense reserves makes no provision for the possible broadening of coverage by legislative action or judicial interpretation, or the emergence of new types of losses not sufficiently represented in the Company's historical experience or that cannot yet be quantified or estimated. The Company regularly analyzes its reserves and reviews reserving methodologies so that future adjustments to prior accident year reserves can be minimized. However, given the complexity of this process, reserves require continual updates and the ultimate liability may be higher or lower than previously indicated. Changes in estimates for losses and loss adjustment expense reserves are recorded in the period that the change in these estimates is made. See Note 11 to the consolidated financial statements in Item 8 of Part II of this report for details concerning the changes in the estimate for incurred losses and loss adjustment expenses related to prior accident years.

The detailed reserve analyses that the Company's internal and external actuaries complete use a variety of generally accepted actuarial methods and techniques to produce a number of estimates of ultimate loss. The Company determines its best estimate of ultimate loss by reviewing the various estimates provided by its actuaries and other relevant information. The reserve estimate is the difference between the estimated ultimate loss and the losses paid to date. The difference between the estimated ultimate loss and the case incurred loss (paid loss plus case reserve) is considered to be IBNR which includes a provision for development on known cases as well as a provision for claims that have occurred but have not yet been reported to the Company.

In light of the many uncertainties associated with establishing the estimates and making the assumptions necessary to establish reserve levels, the Company reviews its reserve estimates on a regular basis and makes adjustments in the period that the need for such adjustments is determined.

The key assumptions fundamental to the reserving process are often different for various reserve categories and accident years. Some of these assumptions are explicit assumptions that are required of a particular method, but most of the assumptions are implicit and cannot be precisely quantified. An example of an explicit assumption is the pattern employed in the Paid Development method. However, the assumed pattern is itself based on several implicit assumptions such as the impact of inflation on medical costs and the rate at which claim professionals close claims. Loss frequency is a measure of the number of claims per unit of insured exposure, and loss severity is a measure of the average size of claims. Each reserve category has an implicit frequency and severity for each accident year as a result of the various assumptions made.

Previous reserve analyses have resulted in the Company's identification of information and trends that have caused it to increase or decrease frequency and severity assumptions in prior periods and could lead to the identification of a need for additional material changes in losses and loss adjustment expense reserves, which could materially affect results of operations, equity, business and insurer financial strength and debt ratings. Factors affecting loss frequency include, but are not limited to, the effectiveness of loss controls and safety programs and changes in economic activity or weather patterns. Factors affecting loss severity include, but are not limited to, changes in policy limits and deductibles, rate of inflation, judicial interpretations, and unexpectedly large damage awards. Another factor affecting estimates of loss frequency and severity is the loss reporting lag, which is the period of time between the occurrence of a loss and the date the loss is reported to the Company. The length of the loss reporting lag affects the Company's ability to accurately predict loss frequency (loss frequencies are more predictable for short-tail lines) as well as the amount of reserves needed for IBNR.

If the actual levels of loss frequency and severity are higher or lower than expected, the ultimate losses will be different than Management's best estimate. For most of its reserve categories, the Company believes that frequency can be predicted with greater accuracy than severity. Therefore, the Company believes Management's best estimate is more likely influenced by changes in severity than frequency. The following table, which the Company believes reflects a reasonable range of variability around its best estimate based on historical loss experience and Management's judgment, reflects the impact of changes (which could be favorable or unfavorable) in frequency and severity on the Company's current accident year net loss estimate of $219.2 million for claims occurring during the year ended December 31, 2025:

		Severity Change				
(Dollars in thousands)		-10%	-5%	0%	5%	10%
Frequency Change	**-5%**	(31,787)	(21,374)	(10,961)	(548)	9,865
	-3%	(27,841)	(17,209)	(6,577)	4,056	14,688
	-2%	(25,868)	(15,126)	(4,384)	6,357	17,099
	-1%	(23,895)	(13,043)	(2,192)	8,659	19,510
	0%	(21,922)	(10,961)	—	10,961	21,922
	1%	(19,949)	(8,878)	2,192	13,263	24,333
	2%	(17,976)	(6,796)	4,384	15,564	26,745
	3%	(16,003)	(4,713)	6,577	17,866	29,156
	5%	(12,057)	(548)	10,961	22,470	33,979

The Company's net reserves for losses and loss adjustment expenses of $689.3 million as of December 31, 2025 relate to multiple accident years. Therefore, the impact of changes in frequency and severity for more than one accident year could be higher or lower than the amounts reflected above.

Recoverability of Reinsurance Receivables

The Company regularly reviews the collectability of its reinsurance receivables, and includes adjustments resulting from this review in earnings in the period in which the adjustment arises. An allowance for expected credit losses for reinsurance receivables is recognized based upon the Company's ongoing review of key aspects of amounts outstanding, including but not limited to, length of collection periods, disputes, applicable coverage defenses, insolvent reinsurers, financial strength of solvent reinsurers based on AM Best Ratings and other relevant factors. Changes in loss reserves can also affect the valuation of reinsurance receivables if the change is related to loss reserves that are ceded to reinsurers. Certain amounts may be uncollectible if the Company's reinsurers dispute a loss or if the reinsurer is unable to pay. If its reinsurers do not pay, the Company remains legally obligated to pay the loss.

See Note 9 of the notes to the consolidated financial statements in Item 8 of Part II of this report for further information surrounding the Company's reinsurance receivable balances and collectability as of December 31, 2025 and 2024. For a listing of the ten reinsurers for which the Company has the largest reinsurance asset amounts as of December 31, 2025, see "Reinsurance of Underwriting Risk" in Item 1 of Part I of this report.

Investments

The carrying amount of the Company's investments approximates their fair value. The Company regularly performs various analytical valuation procedures with respect to fixed maturity investments, including reviewing each fixed maturity security in an unrealized loss position to determine whether the decline in fair value below amortized cost basis has resulted from a credit loss or other factors, such as changes in interest rates. In assessing whether a credit loss exists, the Company compares the present value of the cash flows expected to be collected from the security to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost basis of the security, a credit loss exists and an allowance for expected credit losses is recorded. Subsequent changes in the allowances are recorded in the period of change as either credit loss expense or reversal of credit loss expense. Any impairments related to factors other than credit losses or the intent to sell are recorded through other comprehensive income, net of taxes. During its review, the Company considers credit rating, market price, and issuer specific financial information, among other factors, to assess the likelihood of collection of all principal and interest as contractually due. See Note 5 of the notes to the consolidated financial statements in Item 8 of Part II of this report for the specific methodologies and significant assumptions used by asset class as well as an analysis of the Company's securities with gross unrealized losses as of December 31, 2025 and 2024.

Fair Value Measurements

The Company categorizes its invested assets that are accounted for at fair value in the consolidated statements into a fair value hierarchy. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets. The reported value of financial instruments not carried at fair value, principally cash and cash equivalents, approximate fair value. See Note 6 of the notes to the consolidated financial statements in Item 8 of Part II of this report for further information about the fair value hierarchy and the Company's assets that are accounted for at fair value.

Goodwill and Intangible Assets

The Company tests for impairment of goodwill at least annually and more frequently as circumstances warrant in accordance with applicable accounting guidance. Accounting guidance allows for the testing of goodwill for impairment using both qualitative and quantitative factors. Impairment of goodwill is recognized only if the carrying amount of the reporting unit, including goodwill, exceeds the fair value of the reporting unit. The amount of the impairment loss would be equal to the excess carrying value of the goodwill over the implied fair value of the reporting unit goodwill.

Impairment of intangible assets with indefinite useful lives is tested at least annually and more frequently as circumstances warrant in accordance with applicable accounting guidance. Accounting guidance allows for the testing of intangible assets for impairment using both qualitative and quantitative factors. Impairment of indefinite lived intangible assets is recognized only if the carrying amount of the intangible assets exceeds the fair value of said assets. The amount of the impairment loss would be equal to the excess carrying value of the assets over the fair value of said assets.

Intangible assets that are not deemed to have an indefinite useful life are amortized over their estimated useful lives. The carrying amounts of definite lived intangible assets are regularly reviewed for indicators of impairment in accordance with applicable accounting guidance. Impairment is recognized only if the carrying amount of the intangible asset is in excess of its undiscounted projected cash flows. The impairment is measured as the difference between the carrying amount and the estimated fair value of the asset.

See Note 7 of the notes to the consolidated financial statements in Item 8 of Part II of this report for more details concerning the Company's goodwill and intangible assets as well as the result of its impairment testing.

Deferred Acquisition Costs

The costs of acquiring new and renewal insurance and reinsurance contracts primarily include commissions, premium taxes and certain other costs that are directly related to the successful acquisition of new and renewal insurance and reinsurance contracts. The excess of the Company's costs of acquiring new and renewal insurance and reinsurance contracts over the related ceding commissions earned from reinsurers is capitalized as deferred acquisition costs and amortized over the period in which the related premiums are earned.

In accordance with accounting guidance for insurance enterprises, the method followed in computing such amounts limits them to amounts recoverable from premium to be earned, related investment income, losses and loss adjustment expenses, and certain other costs expected to be incurred as the premium is earned. A premium deficiency is recognized if the sum of expected losses and loss adjustment expenses and unamortized acquisition costs exceeds related unearned premium. This evaluation is done at a distribution and product line/treaty level. Any future expected loss on the related unearned premium is recorded first by impairing the unamortized acquisition costs on the related unearned premium followed by an increase to losses and loss adjustment expense reserves on additional expected loss in excess of unamortized acquisition costs. The Company calculates deferred acquisition costs for Belmont Core and Belmont Non-Core separately by distribution lines. For reinsurance treaties, the Company calculates deferred acquisition costs separately for each treaty.

Taxation

The Company provides for income taxes in accordance with applicable accounting guidance. The Company's deferred tax assets and liabilities primarily result from temporary differences between the amounts recorded in the consolidated financial statements and the tax basis of the Company's assets and liabilities.

At each balance sheet date, management assesses the need to establish a valuation allowance that reduces deferred tax assets when it is more likely than not that all, or some portion, of the deferred tax assets will not be realized. A valuation allowance would be based on all available information including the Company's assessment of uncertain tax positions and projections of future taxable income from each tax-paying component in each jurisdiction, principally derived from business plans and available tax planning strategies.

There are no valuation allowances as of December 31, 2025 and 2024. The deferred tax asset balance is analyzed regularly by management. This assessment requires significant judgment and considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of carryforward periods, and tax planning strategies and/or actions. Based on these analyses, the Company has determined that its deferred tax asset is recoverable. Projections of future taxable income incorporate several assumptions of future business and operations that are apt to differ from actual experience. If, in the future, the Company's assumptions and estimates that resulted in the forecast of future taxable income for each tax-paying component prove to be incorrect, a valuation allowance may be required. This could have a material adverse effect on the Company's financial condition, results of operations, and liquidity.

The Company applies a more likely than not recognition threshold for all tax uncertainties, only allowing the recognition of those tax benefits that have a greater than 50% likelihood of being sustained upon examination by relevant taxing authorities. Please see Note 10 of the notes to the consolidated financial statements in Item 8 of Part II of this report for a discussion of the Company's tax uncertainties.


Business Segments


In the first quarter of 2025, the Company realigned its reportable segments to reflect changes in how the Company now manages its operations, reviews operating results, and allocates resources. The Company now has three reportable segments:

- *Agency and Insurance Services* includes (i) four agencies focused on sourcing, underwriting, and servicing primary and assumed reinsurance business; and (ii) three specialized insurance service businesses providing technology, AI-enabled marketplace and claims services.

- *Belmont Insurance Companies - Core ("Belmont Core")* **-** insurance company operations for ongoing direct insurance and assumed reinsurance products written in the E&S marketplace (formerly the Penn-America segment).

- *Belmont Insurance Companies - Non-Core ("Belmont Non-Core")* **-** insurance company operations for lines of business that have been de-emphasized or are no longer being written (formerly the Non-Core Operations segment).

Segment results for 2024 and 2023 have been recast to conform to these reportable segments.

The Company evaluates the performance of these segments based on gross and net written premiums, revenues in the form of net earned premiums, commission and service fee income, and policy and installment fee income, and expenses in the form of (1) net losses and loss adjustment expenses, (2) net commission expenses, and (3) other operating expenses.

See "Business Segments" in Item 1 of Part I of this report for a description of the Company's segments.

Results of Operations

The following table summarizes the Company's results for the years ended December 31, 2025, 2024, and 2023:

(Dollars in thousands)	Years Ended December 31, 2025	Years Ended December 31, 2024	% Change	Years Ended December 31, 2024	Years Ended December 31, 2023	% Change
Gross written premiums	$ 398,868	$ 389,758	2.3%	$ 389,758	$ 416,397	(6.4%)
Net written premiums	$ 387,802	$ 379,190	2.3%	$ 379,190	$ 399,319	(5.0%)
Net earned premiums	$ 388,772	$ 376,992	3.1%	$ 376,992	$ 473,357	(20.4%)
Other income	2,330	1,365	70.7%	1,365	1,435	(4.9%)
Segment revenues	391,102	378,357	3.4%	378,357	474,792	(20.3%)
Losses and expenses:						
Net losses and loss adjustment expenses	228,279	213,190	7.1%	213,190	289,153	(26.3%)
Acquisition costs and other operating expenses (1)	156,815	147,345	6.4%	147,345	182,617	(19.3%)
Segment income	6,008	17,822	(66.3%)	17,822	3,022	NM
Net investment income	62,664	62,375	0.5%	62,375	55,444	12.5%
Net realized investment gains (losses)	(3,668)	455	NM	455	(2,107)	(121.6%)
Corporate expenses	(31,706)	(25,696)	23.4%	(25,696)	(23,383)	9.9%
Income before income taxes	33,298	54,956	(39.4%)	54,956	32,976	66.7%
Income tax expense	(7,965)	(11,715)	(32.0%)	(11,715)	(7,547)	55.2%
Net income	$ 25,333	$ 43,241	(41.4%)	$ 43,241	$ 25,429	70.0%
Underwriting Ratios:						
Loss ratio (2)	58.7%	56.6%		56.6%	61.1%	
Expense ratio (3)	39.9%	39.0%		39.0%	38.6%	
Combined ratio (4)	98.6%	95.6%		95.6%	99.7%	

NM – not meaningful

(1) Includes distribution expenses of $1.7 million in 2025. There were no distribution expenses in 2024 and 2023.
(2) The loss ratio is a GAAP financial measure that is generally viewed in the insurance industry as an indicator of underwriting profitability and is calculated by dividing net losses and loss adjustment expenses by net earned premiums.
(3) The expense ratio is a GAAP financial measure that is calculated by dividing the sum of acquisition costs and other operating expenses excluding distribution expenses by net earned premiums.
(4) The combined ratio is a GAAP financial measure and is the sum of the Company's loss and expense ratios.

Premiums

The following table summarizes the change in premium volume by reportable segment:

	Years Ended December 31,					
	Belmont Core		Belmont Non-Core		Total	
(Dollars in thousands)	2025	2024	2025	2024	2025	2024
Direct written premiums (1)	$ 356,516	$ 369,772	$ 36	$ 46	$ 356,552	$ 369,818
Assumed written premiums (2)	44,896	30,204	(2,580)	(10,264)	42,316	19,940
Gross written premiums (3)	$ 401,412	$ 399,976	$ (2,544)	$ (10,218)	$ 398,868	$ 389,758
Net written premiums (4)	$ 390,335	$ 389,582	$ (2,533)	$ (10,392)	$ 387,802	$ 379,190

(1) Direct written premiums represent the amount received or to be received for insurance policies written, without reduction for reinsurance costs, ceded premiums or other deductions.
(2) Assumed written premiums represent the amount received or to be received for assumed reinsurance treaties, without reduction for reinsurance costs, ceded premiums or other deductions.
(3) Gross written premiums equal the sum of direct and assumed written premiums.
(4) Net written premiums equal gross written premiums less ceded written premiums.

Gross written premiums increased by 2.3% to $398.9 million for 2025 compared to $389.8 million for the same period in 2024.

Direct written premiums produced by the Agency and Insurance Services segment for Belmont Core:

(Dollars in thousands)	Years Ended December 31,				% Change
		2025		2024	
Wholesale Commercial	$	256,001	$	248,600	3.0%
Vacant Express		46,781		40,497	15.5%
Collectibles		17,172		15,844	8.4%
Direct written premiums excluding Specialty Products		319,954		304,941	4.9%
Specialty Products		36,562		64,831	(43.6%)
Total direct written premiums	$	356,516	$	369,772	(3.6%)

- In the aggregate, direct written premiums for Wholesale Commercial, Vacant Express, and Collectibles grew by 4.9% in 2025 as compared to the same period in 2024 driven by premium rate increases, new agency appointments, organic growth of existing agents, and new products.

- Direct written premiums for Specialty Products declined by 43.6% in 2025 as compared to the same period in 2024 due to terminating products not meeting profitability expectations. Excluding terminated business, Specialty Product's direct written premiums grew by 3.4% in 2025 as compared to the same period in 2024.

Assumed written premiums produced by the Belmont segments:

(Dollars in thousands)	Years Ended December 31,				% Change
		2025		2024	
Belmont Core	$	44,896	$	30,204	48.6%
Belmont Non-Core		(2,580)		(10,264)	(74.9%)
Total assumed written premiums	$	42,316	$	19,940	112.2%

- Belmont Core's assumed business grew to $44.9 million in 2025 from $30.2 million for the same period in 2024 due to new treaties incepting during 2024 and 2025 and organic growth from existing treaties.

- Belmont Non-Core's business represents run-off premium from non-renewed treaties.

Segment Income (Loss)

The components of income (loss) from the Company's reportable segments and corresponding underwriting ratios are as follows:

	Years Ended December 31,										
	Agency and Insurance Services		**Belmont Core**		**Belmont Non-Core**		**Eliminations**		**Total**		
(Dollars in thousands)	**2025**	**2024**	**2025**	**2024**	**2025**	**2024**	**2025**	**2024**	**2025**	**2024**
Revenues:										
Net earned premiums	$ —	$ —	$ 388,379	$ 369,806	$ 393	$ 7,186	$ —	$ —	$ 388,772	$ 376,992
Commission and service fee income (1)	56,698	—	—	—	—	—	(56,294)	—	404	—
Policy and installment fee income	1,835	—	—	1,336	91	29	—	—	1,926	1,365
Total revenues	58,533	—	388,379	371,142	484	7,215	(56,294)	—	391,102	378,357
Losses and expenses:										
Net losses and loss adjustment expenses	—	—	230,019	210,293	(536)	2,897	(1,204)	—	228,279	213,190
Net commission expenses	—	—	134,059	86,863	566	2,712	(42,396)	—	92,229	89,575
Other operating expenses (2)	54,374	—	21,424	54,270	1,482	3,500	(12,694)	—	64,586	57,770
Total losses and expenses	54,374	—	385,502	351,426	1,512	9,109	(56,294)	—	385,094	360,535
Segment income (loss)	$ 4,159	$ —	$ 2,877	$ 19,716	$ (1,028)	$ (1,894)	$ —	$ —	$ 6,008	$ 17,822
Underwriting Ratios:										
Loss ratio:										
Current accident year			56.7%	56.4%	71.0%	64.6%			56.4%	56.5%
Prior accident year			2.5%	0.5%	(207.4%)	(24.3%)			2.3%	0.1%
Calendar year loss ratio			59.2%	56.9%	(136.4%)	40.3%			58.7%	56.6%
Expense ratio			40.0%	38.1%	521.1%	86.5%			39.9%	39.0%
Combined ratio			99.2%	95.0%	384.7%	126.8%			98.6%	95.6%
Accident year combined ratio			96.7%	94.4%	455.2%	145.6%			96.2%	95.4%

(1) Consists of intersegment revenues of $56.3 million, which are eliminated in consolidation, and third party commission and service fee income of $0.4 million in 2025. There was no intersegment revenues in 2024.
(2) Other operating expenses consist primarily of personnel expenses and general operating expenses related to underwriting and distribution activities.

Agency and Insurance Services segment

Agency and Insurance Services' segment income was $4.2 million in 2025. There was no income recognized in 2024 since its affiliated agreements with Belmont Holdings incepted effective on January 1, 2025.

- Commission income on direct premiums produced for Belmont Core was $42.4 million in 2025 and service fee income for technology and claims services provided to Belmont Core and Non-Core segments was $13.9 million for 2025. These amounts are eliminated in the Company's Consolidated Financial Statements.

- Policy and installment fee income was $1.8 million in 2025.

Belmont Core segment

Belmont Core's segment income of $2.9 million in 2025 includes net losses and loss adjustment expenses related to California Wildfires totaling $15.7 million, compared to $19.7 million of segment income for the same period in 2024. Excluding California Wildfires, the segment income was $18.6 million for 2025. The current accident year combined ratio, excluding the impact of the California Wildfires of 4.1 points, was 92.6% for 2025 compared to 94.4% for the same period in 2024.

- Net earned premiums within the Belmont Core segment increased by 5.0% to $388.4 million in 2025 compared to $369.8 million for the same period in 2024 due to growth in its gross written premiums. Property net earned premiums were $158.7 million and $167.2 million in 2025 and 2024, respectively. Casualty net earned premiums were $229.7 million and $202.6 million in 2025 and 2024, respectively.

- The current accident year loss ratio increased by 0.3 points to 56.7% for 2025 compared to 56.4% for the same period in 2024. The California Wildfires impacted the 2025 current accident year loss ratio by 4.1 points.

- Net losses and loss adjustment expenses related to prior accident years were an increase of $9.9 million and $1.8 million for 2025 and 2024, respectively. Please see Note 11 of the notes to the consolidated financial statements in Item 8 of Part II of this report for further discussion on prior accident year development.

The current accident year net losses and loss adjustment expenses and loss ratio are summarized as follows:

(Dollars in thousands)	Years Ended December 31, 2025	2024	% Change	Years Ended December 31, 2025	2024	Point Change
Property losses						
Non-catastrophe	$ 61,983	$ 77,388	(19.9%)	39.1%	46.3%	(7.2)
Catastrophe	25,100	12,696	97.7%	15.8%	7.6%	8.2
Property losses	87,083	90,084	(3.3%)	54.9%	53.9%	1.0
Casualty losses	133,060	118,389	12.4%	57.9%	58.4%	(0.5)
Total accident year losses	$ 220,143	$ 208,473	5.6%	56.7%	56.4%	0.3

- The current accident year non-catastrophe property loss ratio was 39.1% for 2025 compared to 46.3% for the same period in 2024, an improvement of 7.2 points driven by lower claims frequency.

- The current accident year catastrophe net losses and loss adjustment expenses increased to $25.1 million in 2025 compared to $12.7 million for the same period in 2024. Excluding the California Wildfires, catastrophe net losses and loss adjustment expenses would have been $9.4 million or a loss ratio of 5.9% for 2025 compared to $12.7 million of catastrophe net losses and loss adjustment expenses or an 7.6% catastrophe loss ratio for the same period in 2024.

- The current accident year casualty loss ratio improved by 0.5 points for 2025 mainly driven by lower claims frequency.

The following table summarizes the components of the expense ratio:

	Years Ended December 31, 2025	2024	Point Change
Net commission expenses	34.5%	23.5%	11.0
Other underwriting expenses	5.5%	14.6%	(9.1)
Expense Ratio	40.0%	38.1%	1.9

- The increase in the commission expense ratio and the decline in other underwriting expense ratio is a result of the commencement of affiliated agreements with Katalyx companies on January 1, 2025.

Belmont Non-Core segment

Belmont Non-Core segment comprises lines of business that have been de-emphasized or are no longer being written. Belmont Non-Core recognized a segment loss of $1.0 million and $1.9 million in 2025 and 2024, respectively.

Net investment income

Net investment income increased 0.5% to $62.7 million in 2025 from $62.4 million for the same period in 2024.

(Dollars in thousands)	Years Ended December 31, 2025	2024	Change
Fixed maturities	$ 59,519	$ 59,450	$ 69
Equities	1,762	784	978
Limited partnerships	1,383	2,141	(758)
Net investment income	$ 62,664	$ 62,375	$ 289

- Net investment income from the Company's fixed maturities portfolio for 2025 was in line with 2024.

- Net investment income from equities increased by $1.0 million to $1.8 million in 2025 as compared to the same periods in 2024 primarily driven by the Company's $25 million investment in common equities during the third quarter of 2025.

- Income from limited partnerships decreased by $0.8 million in 2025 as compared to the same period in 2024. This decrease was primarily attributable to changes in the fair value of one of the Company's limited partnership investments.

The Company's fixed maturities portfolio continues to maintain high quality with an AA- average rating and consists of the following:

(Dollars in thousands)	As of December 31,			
	2025		2024	
Structured bonds (1)	$	393,156	$	259,915
Other fixed maturities		291,717		246,747
U.S. treasuries		640,629		875,246
Total fixed maturities	$	1,325,502	$	1,381,908

(1) Structured bonds include asset-backed, mortgage-backed, commercial mortgage-backed and collateralized mortgage obligations.

Excluding the structured bonds, the average duration of the Company's fixed maturities portfolio was 0.5 years as of December 31, 2025 and December 31, 2024, respectively. Structured bonds are subject to conditional prepayment rates whereas the remaining bonds have a set maturity date. Changes in interest rates can cause principal payments on structured bonds to extend or shorten which can impact duration.

Net Realized Investment Gains (Losses)

The components of net realized investment gains (losses) were as follows:

(Dollars in thousands)	Years Ended December 31,					
	2025		2024		2023	
Equity securities	$	(3,636)	$	1,311	$	(453)
Fixed maturities		(32)		(856)		(1,654)
Net realized investment gains (losses)	$	(3,668)	$	455	$	(2,107)

Net realized investment losses for 2025 were primarily due to changes in fair value on the Company's $25 million investment in common equities purchased during the third quarter of 2025.

See Note 5 of the notes to the consolidated financial statements in Item 8 of Part II of this report for an analysis of total investment return on a pre-tax basis for the years ended December 31, 2025 and 2024.

Corporate Expenses

Corporate expenses consist of outside legal fees, other professional fees, directors' fees, management fees & advisory fees, salaries and benefits for holding company personnel, development costs for new products, impairment losses, and taxes incurred which are not directly related to operations.

Corporate expenses increased $6.0 million to $31.7 million in 2025 from $25.7 million for the same period in 2024 primarily driven by $2.9 million of advisory fees consisting mainly of stock compensation approved and granted by the Board of Directors to Fox Paine & Company, LLC in the first quarter of 2025 related to the Company's internal reorganization, an increase in professional fees related to the acquisition of Sayata, and an increase in employee and recruiting costs related to investment in the Company's newly formed Agency and Insurance Services segment.

See Note 14 of the notes to the consolidated financial statements in Item 8 of Part II of this report for additional information on the advisory fee.

Income Tax Expense

Income tax expense was $8.0 million on net income before tax of $33.3 million in 2025. This compares to income tax expense of $11.7 million on net income before tax of $55.0 million for the same period in 2024.

See Note 10 of the notes to the consolidated financial statements in Item 8 of Part II of this report for a comparison of income tax between periods.

Net Income

The Company had net income of $25.3 million in 2025 compared to net income of $43.2 million for the same period in 2024. Excluding the California Wildfires net losses and loss adjustment expenses of $12.0 million after tax, net income would have been $37.3 million in 2025 compared to net income of $43.2 million for the same period in 2024.

Reconciliation of non-GAAP financial measures and ratios

The tables below reconcile the non-GAAP financial measures or ratios, which excludes the impact of prior accident year adjustments in the first table and excludes the impact of prior accident year adjustments and the California Wildfires in the second table, to its most directly comparable GAAP measure or ratio. The Company believes the non-GAAP financial measures or ratios are useful to investors when evaluating the Company's underwriting performance as trends in the Company's segments may be obscured by prior accident year adjustments and the California Wildfires. These non-GAAP financial measures or ratios should not be considered as a substitute for the most directly comparable GAAP measures or ratios and do not reflect the overall underwriting profitability of the Company.

| | Years Ended December 31, | | | |
| | 2025 | | 2024 | |
	Net losses and loss adjustment expenses	Loss Ratio	Net losses and loss adjustment expenses	Loss Ratio
Property - Belmont Core				
Non catastrophe property (1)	$ 55,941	35.3%	$ 66,807	40.0%
Effect of prior accident year	6,042	3.8%	10,581	6.3%
Non catastrophe property excluding the effect of prior accident year (2)	$ 61,983	39.1%	$ 77,388	46.3%
Catastrophe (1)	$ 25,084	15.8%	$ 13,070	7.8%
Effect of prior accident year	16	—	(374)	(0.2%)
Catastrophe excluding the effect of prior accident year (2)	$ 25,100	15.8%	$ 12,696	7.6%
Total property (1)	$ 81,025	51.1%	$ 79,877	47.8%
Effect of prior accident year	6,058	3.8%	10,207	6.1%
Total property excluding the effect of prior accident year (2)	$ 87,083	54.9%	$ 90,084	53.9%
Casualty - Belmont Core				
Total casualty (1)	$ 148,994	64.9%	$ 130,416	64.4%
Effect of prior accident year	(15,934)	(7.0%)	(12,027)	(6.0%)
Total casualty excluding the effect of prior accident year (2)	$ 133,060	57.9%	$ 118,389	58.4%
Total - Belmont Core				
Total property and casualty (1)	$ 230,019	59.2%	$ 210,293	56.9%
Effect of prior accident year	(9,876)	(2.5%)	(1,820)	(0.5%)
Total property and casualty excluding the effect of prior accident year (2)	$ 220,143	56.7%	$ 208,473	56.4%

(1) Most directly comparable GAAP measure / ratio.
(2) Non-GAAP financial measure / ratio.

Reconciliation of non-GAAP financial measures and ratios continued

(Dollars in thousands)	Years Ended December 31,			
		2025		2024
Current accident year underwriting income excluding California Wildfires				
Underwriting income (1)	$	7,331	$	17,822
Effect of prior accident year (5)		9,610		999
Current accident year underwriting income (2)		16,941		18,821
California Wildfires net losses and loss adjustment expenses		15,740		—
Current accident year underwriting income excluding California Wildfires (2)	$	32,681	$	18,821
Net income excluding California Wildfires				
Net income (1)	$	25,333	$	43,241
California Wildfires net losses and loss adjustment expenses (net of tax) (3)		11,978		—
Net income excluding California Wildfires (2)	$	37,311	$	43,241
Underwriting income excluding California Wildfires net losses and loss adjustment expenses				
Underwriting income (1)	$	7,331	$	17,822
California Wildfires net losses and loss adjustment expenses		15,740		—
Underwriting income excluding California Wildfires (2)	$	23,071	$	17,822
Belmont Core segment income excluding California Wildfires				
Belmont Core segment income (1)	$	2,877	$	19,716
Impact of California Wildfires		15,740		—
Belmont Core segment income excluding California Wildfires (2)	$	18,617	$	19,716
Belmont Core current accident year catastrophe net losses and loss adjustment expenses excluding California Wildfires				
Belmont Core current accident year catastrophe net losses and loss adjustment expenses (4)	$	25,100	$	12,696
California Wildfires net losses and loss adjustment expenses		(15,740)		—
Belmont Core current accident year catastrophe net losses and loss adjustment expenses excluding California Wildfires (2)	$	9,360	$	12,696
Current accident year combined ratio excluding California Wildfires				
Combined ratio (1)		98.6%		95.6%
Effect of prior accident year		(2.4%)		(0.2%)
Current accident year combined ratio (2)		96.2%		95.4%
Impact of California Wildfires		(4.0%)		—
Current accident year combined ratio excluding California Wildfires (2)		92.2%		95.4%
Calendar year combined ratio excluding California Wildfires				
Combined ratio (1)		98.6%		95.6%
Impact of California Wildfires		(4.0%)		(—%)
Calendar year combined ratio excluding California Wildfires (2)		94.6%		95.6%
Belmont Core current accident year combined ratio excluding California Wildfires				
Belmont Core combined ratio (1)		99.2%		95.0%
Effect of prior accident year		(2.5%)		(0.6%)
Belmont Core current accident year combined ratio (2)		96.7%		94.4%
Impact of California Wildfires		(4.1%)		—
Belmont Core current accident year combined ratio excluding California Wildfires (2)		92.6%		94.4%
Belmont Core current accident year catastrophe loss ratio excluding California Wildfires				
Belmont Core current accident year catastrophe loss ratio (4)		15.8%		7.6%
Impact of California Wildfires		(9.9%)		—
Belmont Core current accident year catastrophe loss ratio excluding California Wildfires (2)		5.9%		7.6%

(1) Most directly comparable GAAP measure / ratio.
(2) Non-GAAP financial measure / ratio.
(3) Represents net losses and loss adjustment expenses of $15.7 million less tax benefit of $3.8 million.
(4) See previous table for reconciliation of non-GAAP financial measures or ratios to its most directly comparable GAAP measure or ratio for current accident year catastrophe net losses and loss adjustment expenses.
(5) Includes prior accident year adjustments for both net losses and loss adjustment expenses and net commission expenses.

Liquidity and Capital Resources

Sources and Uses of Funds

Global Indemnity Group, LLC is a holding company. Its principal assets are its ownership in the shares of (i) Belmont Holdings GX, Inc., an insurance holding company that owns the following insurance companies: United National Insurance Company, Diamond State Insurance Company, Penn-America Insurance Company, Penn-Star Insurance Company, and Penn-Patriot Insurance Company, and (ii) Katalyx Holdings LLC, an agency and specialized service holding company.

In December 2024, the Company completed an internal reorganization that established Katalyx Holdings LLC as a distinct intermediary platform. The reorganization was designed to:

- Establish separate, distinctly branded agency businesses for each business division (Wholesale Commercial, Vacant Express, Collectibles and Specialty Products) to strengthen branding, attract talent and deepen distribution relationships.

- Create stand-alone business for technology (Kaleidoscope Insurance Technologies, Inc.) and claims services (Liberty Insurance Adjustment Agency, Inc.) that support Belmont Holdings and are positioned to offer services to other insurance industry participants.

- De-stack the insurance companies within Belmont Holdings, resulting in an increased consolidated surplus and more efficient management of capital and liquidity.

The Katalyx Holdings group is responsible for agency/distribution services, marketing and sales, underwriting, product management including pricing, policy operations, billings and collections, claims, IT development, service and support, and enterprise data and analytics.

Global Indemnity Group, LLC's current short-term and long-term liquidity needs include but are not limited to the payment of corporate expenses, distributions to shareholders, capital contributions to subsidiaries, and share repurchases. In order to meet its current short-term and long-term needs, its principal sources of cash include investment income, interest and principal payments on intercompany debt with Belmont Holdings GX, Inc., and reimbursement for equity awards granted to employees of Belmont Holdings GX, Inc. and Katalyx Holdings LLC.

Katalyx Holdings LLC includes four agencies, three specialized insurance service businesses, and one service company. Collectively, current short-term and long-term liquidity needs include but are not limited to the payment of corporate expenses, operating expenses, capital expenditures in developing and integrating information technology platforms and operations, federal and state taxes, and payment for equity awards granted to its employees by Global Indemnity Group, LLC. In order to meet its current short-term and long-term needs, its principal sources of cash include commissions and fees from third parties, commissions / service fees from Belmont Holdings GX, Inc., and capital contributions from Global Indemnity Group, LLC.

Belmont Holdings GX, Inc.'s current short-term and long-term liquidity needs include but are not limited to the payment of corporate expenses, payment of interest and principal on intercompany debt, federal and state taxes, and payment for equity awards granted to its employees by Global Indemnity Group, LLC. In order to meet its current short-term and long-term needs, its principal sources of cash include dividends from insurance company subsidiaries and investment income.

The insurance companies' current short-term and long-term liquidity needs include but are not limited to the payment of claims, commissions, operating expenses, federal and state taxes, and dividends. Their principal sources of funds include cash from direct and assumed business written, investment income, and proceeds from sales and maturities of investments.

The Company continuously reviews and assesses the short-term and long-term needs of each of its holding companies, service companies, and insurance companies. In addition, the Company periodically reviews opportunities related to business acquisitions and the incubation and launch of new products and services. As a result, liquidity needs may arise in the future.

Belmont Holdings GX, Inc. is dependent on dividends from its insurance subsidiaries which are restricted by statute as to the amount of dividends that they may pay without the prior approval of regulatory authorities. The dividend limitations imposed by state laws are based on the statutory financial results of each insurance company that are determined by using statutory accounting practices that differ in various respects from accounting principles used in financial statements prepared in conformity with GAAP. See "Regulation—Statutory Accounting Principles" in Item 1 of Part I of this report. Key differences relate to, among other items, deferred acquisition costs, limitations on deferred income taxes, reserve calculation assumptions and surplus notes.

Under Virginia law, Penn-Patriot Insurance Company may not pay any dividend or make any distribution of cash or other property, the fair market value of which, together with that of any other dividends or distributions made within the preceding 12 consecutive months exceeds the greater of either (1) 10% of its surplus as of the 31st day of December of the last preceding year, or (2) its net income, not including net realized capital gains, for the 12 month period ending on the 31st day of December of the last preceding year, not including pro rata distributions of any class of its securities, unless the commissioner approves the proposed payment or fails to disapprove such payment within 30 days after receiving notice of such payment. In determining whether the dividend must be approved, undistributed net income from the second and third preceding years, not including net realized capital gains, may be carried forward.

Under Pennsylvania law, United National Insurance Company, Penn-America Insurance Company, and Penn-Star Insurance Company may not pay any dividend or make any distribution that, together with other dividends or distributions made within the preceding 12 consecutive months, exceeds the greater of (1) 10% of its surplus as shown on its last annual statement on file with the commissioner or (2) its net income for the period covered by such statement, not including pro rata distributions of any class of its own securities, unless the commissioner has received notice from the insurer of the declaration of the dividend and the commissioner approves the proposed payment or fails to disapprove such payment within 30 days after receiving notice of such payment. An additional limitation is that Pennsylvania does not permit a domestic insurer to declare or pay a dividend except out of unassigned funds (surplus) unless otherwise approved by the commissioner before the dividend is paid. Furthermore, no dividend or other distribution may be declared or paid by a Pennsylvania insurance company that would reduce its total capital and surplus to an amount that is less than the amount required by the Insurance Department for the kind or kinds of business that it is authorized to transact.

Under Indiana law, Diamond State Insurance Company may not pay any dividend or make any distribution of cash or other property, the fair market value of which, together with that of any other dividends or distributions made within the 12 consecutive months ending on the date on which the proposed dividend or distribution is scheduled to be made, exceeds the greater of (1) 10% of its surplus as of the 31st day of December of the last preceding year, or (2) its net income for the 12 month period ending on the 31st day of December of the last preceding year, unless the commissioner approves the proposed payment or fails to disapprove such payment within 30 days after receiving notice of such payment. An additional limitation is that Indiana does not permit a domestic insurer to declare or pay a dividend except out of unassigned surplus unless otherwise approved by the commissioner before the dividend is paid.

Extraordinary dividends of $100.0 million, in aggregate, were declared by the Company's insurance subsidiaries for distribution to Belmont Holdings GX, Inc. in June 2025. The dividends by the Company's insurance subsidiaries were approved or non-disapproved by the respective departments of insurance in Pennsylvania, Indiana and Virginia in July 2025. These dividends were paid in the third quarter of 2025. See Note 19 of the notes to the consolidated financial statements in Item 8 of Part II of this report for the maximum amount of distributions that the Company's insurance subsidiaries can pay as dividends in 2026.

The Company also has commitments in the form of operating leases, commitments to fund limited liability investments, and unpaid losses and loss expense obligations. See the contractual obligation table below for additional information on these commitments.

Surplus Levels

The insurance companies are required by law to maintain a certain minimum level of policyholders' surplus on a statutory basis. Policyholders' surplus is calculated by subtracting total liabilities from total assets. The NAIC has risk-based capital standards that are designed to identify property and casualty insurers that may be inadequately capitalized based on the inherent risks of each insurer's assets and liabilities and mix of net written premiums. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action. Based on the standards currently adopted, the policyholders' surplus of each of the insurance companies is in excess of the prescribed minimum company action level risk-based capital requirements.

Sources of operating cash consist primarily of net written premiums and investment income which are used to pay claims, underwriting expenses and corporate expenses. Operating cash flows are generally used for investing and financing activities. Funds may be used to pay distributions to the Company's shareholders.

Net cash provided by operating activities was $9.1 million and $38.8 million for 2025 and 2024, respectively, consisting of the following:

(Dollars in thousands)	2025	2024	Change
Net premiums collected	$ 407,847	$ 393,069	$ 14,778
Net losses paid	(280,102)	(243,931)	(36,171)
Underwriting and corporate expenses	(182,551)	(158,168)	(24,383)
Net investment income	72,884	50,676	22,208
Net income taxes paid	(9,013)	(2,794)	(6,219)
Interest paid	—	(17)	17
Net cash provided by operating activities	$ 9,065	$ 38,835	$ (29,770)

- The decline in cash flows of $29.8 million in 2025 compared to the same period in 2024 is primarily driven by an increase in current accident year catastrophe property net losses and loss adjustment expenses paid and increase in prior accident year casualty net losses and loss adjustment expenses paid from the Belmont Non-Core Casualty lines of business.

The reconciliation of net income to net cash provided by operating activities is generally influenced by the following:

- the timing of the Company's collection of premiums and payment of commissions;

- the timing of the Company's settlements with its reinsurers; and

- the timing of the Company's payments of net losses and loss adjustment expenses.

See the consolidated statements of cash flows in the consolidated financial statements in Item 8 of Part II of this report for details concerning the Company's investing and financing activities.

Liquidity

Currently, the Company believes each of its insurance companies maintains sufficient liquidity to pay claims through cash generated by operations and liquid investments. The holding companies also maintain sufficient liquidity to meet their obligations. The Company monitors its investment portfolios to assure liabilities and investment durations are closely matched.

Prospectively, as fixed income investments mature and new cash is obtained, the cash available to invest will be invested in accordance with the Company's investment policy. The Company's investment policy allows the Company to invest in taxable and tax-exempt fixed income investments as well as publicly traded and private equity investments. With respect to bonds, the Company's credit exposure limit for each issuer varies with the issuer's credit quality. The allocation between taxable and tax-exempt bonds is determined based on market conditions and tax considerations. The fixed income portfolio currently has a duration of 1.0 years.

As of December 31, 2025, the Company also had future funding commitments of $11.2 million related to investments. Since the investment period has concluded, the Company does not expect any capital calls will be made prospectively.

The Company has access to various capital sources including dividends from insurance subsidiaries and access to the debt and equity capital markets. The Company believes it has sufficient liquidity to meet its capital needs. See Note 19 of the notes to the consolidated financial statements in Item 8 of Part II of this report for a discussion of the Company's dividend capacity. However, the Company's future capital requirements depend on many factors, including the amount of premiums it writes, the amount of loss reserves by lines of business, and catastrophe exposure. To the extent that the Company needs to raise additional funds, any equity or debt financing for this purpose, if available at all, may be on terms that are not favorable to the Company. If the Company cannot obtain adequate capital, its business, results of operations and financial condition could be adversely affected.

Series A Cumulative Fixed Rate Perpetual Preferred Shares

At December 31, 2025, Fox Paine & Company, LLC held 4,000 Series A Cumulative Fixed Rate Perpetual Preferred Interests, which were issued and sold at a price of $1,000 per Series A Cumulative Fixed Rate Perpetual Preferred Interest, for an aggregate price of $4,000,000. The Series A Cumulative Fixed Rate Perpetual Preferred Shares are redeemable at the discretion of Global Indemnity Group, LLC or at the discretion of the holders upon the occurrence of a change of control (as defined in the Series A Preferred Share Designation) of Global Indemnity Group, LLC.

Share Repurchase Program

On October 21, 2022, Global Indemnity Group, LLC announced it commenced a share repurchase program beginning in the fourth quarter of 2022. Global Indemnity Group, LLC's Board of Directors has authorized share repurchases of up to $135 million in aggregate under this program that expires on December 31, 2027. As of December 31, 2025, the Company's remaining authorization to repurchase shares is $101.0 million. The timing and actual number of shares repurchased, if any, will depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities.

Under the repurchase program, repurchases may be made from time to time using a variety of methods, including open market purchases or privately negotiated transactions, all in compliance with Global Indemnity Group, LLC's Insider Trading Policy, the requirements of the United States Securities and Exchange Commission, and other applicable legal requirements. The repurchase program does not obligate Global Indemnity Group, LLC to acquire any particular amount of class A common shares, and the repurchase program may be suspended or discontinued at any time at Global Indemnity Group, LLC's discretion.

From the time of the initial announcement on October 21, 2022, a total of 1,357,082 shares were repurchased for approximately $34.0 million at an average purchase price of $25.05 per share. 138,151 shares that were acquired were reissued in December 2022 at an average price per share of $24.17. As a result of these transactions, book value per share increased by $1.69 per share since inception of the share repurchase program in October 2022.

Restructuring Related to Exited Lines of Business

The Company restructured its insurance operations to strengthen its market presence and enhance its focus on core products. The restructuring plan was initiated in the fourth quarter of 2022 and was completed in the first quarter of 2023. The Company incurred restructuring charges of $3.4 million in 2022 and $2.0 million in 2023 for a total of $5.4 million.

Distributions

On March 5, 2026, the Board of Directors approved a dividend of $0.35 per common share payable on March 30, 2026 to all shareholders of record as of the close of business on March 20, 2026. As of March 10, 2026, there were 14,350,839 shares outstanding. Future dividends remain subject to the discretion of Global Indemnity Group, LLC's Board of Directors, including the Board of Directors' evaluation of the company's financial performance, capital and reserve positions, liquidity, balance sheet, and other factors. In addition, the Board of Directors approved a distribution of $0.1 million to be paid to Global Indemnity Group, LLC's preferred shareholder on March 15, 2026.

During 2025, the Board of Directors approved a distribution payment of $0.35 per common share to all shareholders of record on the close of business on March 21, 2025, June 20, 2025, September 29, 2025, and December 22, 2025. Distributions paid to common shareholders were $20.0 million during the year ended December 31, 2025. In addition, distributions of $0.4 million were paid to Global Indemnity Group, LLC's preferred shareholder during the year ended December 31, 2025.

During 2024, the Board of Directors approved a distribution payment of $0.35 per common share to all shareholders of record on the close of business on March 21, 2024, June 21, 2024, September 30, 2024, and December 24, 2024. Distributions paid to common shareholders were $19.4 million during the year ended December 31, 2024. In addition, distributions of $0.4 million were paid to Global Indemnity Group, LLC's preferred shareholder during the year ended December 31, 2024.

During 2023, the Board of Directors approved a distribution payment of $0.25 per common share to all shareholders of record on the close of business on March 24, 2023, June 23, 2023, October 9, 2023, and December 22, 2023. Distributions paid to common shareholders were $14.2 million during the year ended December 31, 2023. In addition, distributions of $0.4 million were paid to Global Indemnity Group, LLC's preferred shareholder during the year ended December 31, 2023.

Investment Portfolio

As a result of duration shortening, the Company significantly reduced its interest rate risk with approximately 80% of the fixed maturity portfolio maturing over the next three years. With a shorter duration, the investment portfolio is positioned to increase book yield by investing maturities in higher yielding bonds. At December 31, 2025, the Company's embedded book yield on its fixed maturities, not including cash, was 4.3% compared with 4.4% at December 31, 2024 and 4.0% at December 31, 2023.

On July 31, 2023, the Company provided the Global Debt Fund, LP with a formal withdrawal request to fully redeem the partnership interest. Partial redemption proceeds of $9.2 million and $8.7 million were received during 2025 and 2024, respectively. The remaining proceeds are expected to be received in 2026. The Global Debt Fund, LP had a fair market value of $9.3 million at December 31, 2025.

Trust accounts

The Company established trust accounts, which are held by Penn-Patriot Insurance Company, to collateralize exposure it had to certain third party ceding companies. The Company believes that Penn-Patriot Insurance Company will have sufficient liquidity to pay claims prospectively.

Capital Resources

Intercompany Pooling Arrangement

The Company's U.S. insurance companies participate in an intercompany pooling arrangement whereby premiums, losses, and expenses are shared pro rata amongst the U.S. insurance companies.

The intercompany reinsurance agreement was updated in 2022 to require each company in the reinsurance pool to fund its proportionate share of collateral required to fund certain third party ceding companies.

Intercompany Loan

On April 13, 2022, GBLI Holdings, LLC issued a promissory note to Global Indemnity Group, LLC for the principal amount of $69.4 million. This note bore interest at a rate equal to the short-term, annual compounded Applicable Federal Rate ("AFR") in effect for April 2022 which was 1.26%. In connection with the corporate internal reorganization, there were a series of mergers which resulted in GBLI Holdings, LLC merging out of existence and Belmont Holdings GX, Inc. assuming all of the obligations of this promissory note. The interest rate was amended to the short-term, annual compounded AFR in effect for December 2024 which was 4.3%. On each third anniversary of this restated Note, the interest rate shall reset to the then applicable short-term, annual compounded AFR for such month. The Note is due on April 13, 2031. The outstanding balance on this note was $69.4 million at December 31, 2025.

On April 13, 2022, GBLI Holdings, LLC issued a promissory note to Global Indemnity Investment Inc. for the principal amount of $18.4 million. This note bore interest at a rate equal to the short-term, annual compounded AFR in effect for April 2022 which was 1.26%. In connection with the corporate internal reorganization, there were a series of mergers which resulted in GBLI Holdings, LLC merging out of existence and Belmont Holdings GX, Inc. assuming all of the obligations of this promissory note. The interest rate was amended to the short-term, annual compounded AFR in effect for December 2024 which was 4.3%. On each third anniversary of this restated Note, the interest rate shall reset to the then applicable short-term, annual compounded AFR for such month. The Note is due on April 13, 2031. The outstanding balance on this note was $18.4 million at December 31, 2025.

Internal Corporate Reorganization

In 2024, there were a series of intercompany capital contributions and dividend transactions in connection with the Company's internal corporate reorganization. In conjunction with this, Penn-Patriot Insurance Company, Penn-America Insurance Company, and United National Insurance Company received approval from their respective state insurance departments for distributions of investments in subsidiaries related to the Company's reorganization completed in December 2024. These distributions improved the Company's ability to manage capital and liquidity within the holding company structure of Belmont Holdings GX, Inc. and increased the aggregate capital at the Global Indemnity Group Pool.

All of the intercompany transactions discussed above eliminate in consolidation and have no impact on the consolidated financial statements.

Contractual Obligations

The Company has commitments in the form of operating leases, commitments to fund limited liability investments, and unpaid losses and loss expense obligations. As of December 31, 2025, contractual obligations related to Global Indemnity's commitments were as follows:

		Payment Due by Period			
(Dollars in thousands)	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating leases (1)	$ 9,748	$ 2,173	$ 2,441	$ 2,520	$ 2,614
Commitments to fund limited partnership investment (2)	11,214	11,214	—	—	—
Unpaid losses and loss adjustment expenses obligations (3)	750,191	228,058	275,320	118,530	128,283
Total	$ 771,153	$ 241,445	$ 277,761	$ 121,050	$ 130,897

(1) The Company leases office space and equipment as part of its normal operations. The amounts shown above represent future commitments under such operating leases.

(2) Represents future funding commitment of the Company's participation in a limited partnership investment. See Note 15 of the notes to the consolidated financial statements in Item 8 of Part II of this report for additional information on this commitment.

(3) These amounts represent the gross future amounts needed to pay losses and related loss adjustment expenses and do not reflect amounts that are expected to be recovered from the Company's reinsurers. See discussion in "Liability for Unpaid Losses and Loss Adjustment Expenses" for more details.

Inflation

Property and casualty insurance premiums are established before the Company knows the amount of losses and loss adjustment expenses or the extent to which inflation may affect such amounts. The Company attempts to anticipate the potential impact of inflation in establishing its reserves.

Future increases in inflation could result in future increases in interest rates, which in turn are likely to result in a decline in the market value of the investment portfolio and resulting in unrealized losses and reductions in shareholders' equity.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements under "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report are forward-looking statements within the meaning of Section 21E of the Security Exchange Act of 1934, as amended. These forward-looking statements reflect the Company's current views as of the date of this report. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should," "project," "plan," "seek," "intend," or "anticipate" or the negative thereof or comparable terminology, and include discussions of strategy, financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, expectations or consequences of identified transactions or natural disasters, and statements about the future, including future performance, operations, products and services of the companies.

The forward-looking statements contained in this report are primarily based on the Company's current expectations and projections about future events and trends that it believes may affect the Company's business, financial condition, results of operations, prospects, business strategy and financial needs. The outcome of the events described in these forward-looking statements, such as the Company's ability to execute on its strategy following its corporate reorganization, is subject to risks, uncertainties, assumptions, including, but not limited to, the impact of legislative or regulatory actions, the impact of natural or man-made disasters, the sufficiency of the Company's reserves, the impact of emerging claims issues, adverse capital market developments impacting investment performance, ability to effectively start-up or integrate new product opportunities, such as the ability to successfully integrate and develop acquired businesses and to establish a reinsurance agency, adverse effect of cyber-attacks, and other factors described in the section captioned "Risk Factors" and elsewhere in this report. These risks are not exhaustive, and new risks and uncertainties emerge from time to time. It is not possible for the Company to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this report. The Company cannot provide assurance that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements. Forward-looking statements are inherently uncertain and investors are cautioned not to unduly rely upon such statements.

The Company's forward-looking statements speak only as of the date of this report or as of the date they were made. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk is the risk of economic losses due to adverse changes in the estimated fair value of a financial instrument as the result of changes in interest rates, equity prices, credit risk, illiquidity, foreign exchange rates and commodity prices. The Company's consolidated balance sheets include the estimated fair values of assets that are subject to market risk. The Company's primary market risks are interest rate risk and credit risks associated with investments in fixed maturities, equity price risk associated with investments in equity securities, and foreign exchange risk associated with premium received that is denominated in foreign currencies. Each of these risks is discussed in more detail below. The Company has no commodity risk.

Interest Rate Risk

The Company's primary market risk exposure is to changes in interest rates. The Company's fixed income investments are exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. As interest rates rise, the market value of the Company's fixed income investments fall, and the converse is also true. The Company seeks to manage interest rate risk through an active portfolio management strategy that involves the selection, by the Company's managers, of investments with appropriate characteristics, such as duration, yield, currency, and liquidity that are tailored to the anticipated cash outflow characteristics of the Company's liabilities. The Company's strategy for managing interest rate risk also includes maintaining a high quality bond portfolio with a relatively short duration to reduce the effect of interest rate changes on book value. A significant portion of the Company's investment portfolio matures each year, allowing for reinvestment at current market rates.

As of December 31, 2025, assuming identical shifts in interest rates for securities of all maturities, the table below illustrates the sensitivity of market value in Global Indemnity's bonds to selected hypothetical changes in basis point increases and decreases:

(Dollars in thousands)		Change in Market Value	
Basis Point Change	Market Value	Dollar	%
(200)	$ 1,354,266	28,764	2.2%
(100)	1,339,491	13,989	1.1%
No change	1,325,502	—	—
100	1,312,230	(13,272)	(1.0%)
200	1,299,754	(25,748)	(1.9%)

Credit Risk

The Company's investment policy requires that its investments in debt instruments are of high credit quality issuers and limit the amount of credit exposure to any one issuer based upon the rating of the security.

As of December 31, 2025, the Company had approximately $51.3 million worth of investment exposure to subprime and Alt-A investments. As of December 31, 2025, approximately $22.0 million of those investments have been rated BBB to AAA by Standard & Poor's and $29.3 million were rated below investment grade. As of December 31, 2024, the Company had approximately $20.5 million worth of investment exposure to subprime and Alt-A investments. As of December 31, 2024, approximately $9.7 million of those investments have been rated BBB to AAA by Standard & Poor's and $10.8 million were rated below investment grade. There was no credit loss recorded on these investments during the years ended December 31, 2025 or 2024.

In addition, the Company has credit risk exposure to its general agencies and reinsurers. The Company seeks to mitigate and control its risks to producers by typically requiring its general agencies to render payments within no more than 45 days after the month in which a policy is effective and including provisions within the Company's general agency contracts that allow it to terminate a general agency's authority in the event of non-payment.

With respect to its credit exposure to reinsurers, the Company seeks to mitigate and control its risk by ceding business to only those reinsurers having adequate financial strength and sufficient capital to fund their obligation. In addition, the Company seeks to mitigate credit risk to reinsurers through the use of trusts and letters of credit for collateral.

Equity Price Risk

Starting in the 3rd quarter of 2025, the Company's strategy for the equity portfolio was to invest in firms that provide capital and assistance to small and medium sized growth companies. The strategy is expected to provide stable dividends and generates long-term capital appreciation through a combination of market upside participation and downside protection. At December 31, 2025, the Company's investment related to this strategy totaled $21.0 million and consisted of common stocks.

The carrying values of investments subject to equity price risk are based on quoted market prices as of the balance sheet dates. Market prices are- subject to fluctuation and thus the amount realized in the subsequent sale of an investment may differ from the reported market value. Fluctuation in the market price of an equity security results from perceived changes in the underlying economic makeup of a stock, the price of alternative investments and overall market conditions.

As of December 31, 2025, the table below summarizes the Company's equity price risk and reflects the effect of a hypothetical 10% and 20% increase or decrease in market prices. The selected hypothetical changes do not indicate what could be the potential best or worst scenarios.

	(Dollars in thousands)	
Hypothetical Price Change	Estimated Fair Value after Hypothetical Change in Prices	Hypothetical Percentage Increase (Decrease) in Shareholders' Equity
(20%)	$ 16,805	(0.6%)
(10%)	18,905	(0.3%)
No change	21,006	—
10%	23,107	0.3%
20%	25,207	0.6%

Foreign Currency Exchange Risk

The Company has foreign currency exchange risk associated with a portion of the business previously written at Global Indemnity Reinsurance, as well as a small portion of expenses related to corporate overhead in its Ireland and Israel offices. The Company also maintains cash accounts in foreign currencies in order to pay expenses in foreign countries. At period-end, the Company re-measures non-U.S. currency financial assets to their current U.S. dollar equivalent. Financial liabilities, if any, are generally adjusted within the loss reserving process. However, for known losses on claims to be paid in foreign currencies, the Company re-measures the liabilities to their current U.S. dollar equivalent each period end.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

GLOBAL INDEMNITY GROUP, LLC

Index to Financial Statements

Index to Financial Statement Schedules

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Global Indemnity Group, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Global Indemnity Group, LLC (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedules listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 10, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

	Valuation of Liability for Unpaid Losses and Loss Adjustment Expenses
Description of the Matter	At December 31, 2025, the Company's liability for unpaid losses and loss adjustment expenses was $750 million, of which a significant portion represents incurred but not reported reserves. As described in Notes 4 and 11 of the consolidated financial statements, the liability for unpaid losses and loss adjustment expenses represents the Company's best estimate of future amounts needed to pay losses and related settlement expenses with respect to events insured by the Company. The difference between the estimated ultimate losses and loss adjustment expenses and the case incurred loss (paid loss plus case reserve) is considered to be incurred but not reported. There is significant uncertainty inherent in determining management's best estimate of the ultimate losses and loss adjustment expenses, requiring the use of informed actuarially based estimates and management's judgment. Assumptions fundamental to the reserving process include incurred and paid loss development factors, weighting of actuarial methods and expected loss ratios.
	Auditing management's best estimate of the liability for unpaid losses and loss adjustment expenses was complex and involved the use of our actuarial specialists due to the significant estimation uncertainty associated with evaluating management's methods and assumptions in determining the Company's recorded liability for unpaid losses and loss adjustment expenses.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over management's process for estimating the liability for unpaid losses and loss adjustment expenses. This included, among others, the review and approval processes management has in place for the methods and assumptions used in estimating the liability for unpaid losses and loss adjustment expenses.
	To test the Company's estimate of the liability for unpaid losses and loss adjustment expenses, our audit procedures included among others, the use of our actuarial specialists to evaluate the selection and weighting of actuarial methods and assumptions used by management. We developed a range of reserve estimates, which included performing independent projections for a sample of lines of business and comparing the range of reserve estimates to the Company's recorded reserves. We also performed an analysis of historical results of the development of the liability for unpaid losses and loss adjustment expenses related to prior years.

/s/ Ernst & Young LLP
We have served as the Company's auditor since 2015.
Philadelphia, Pennsylvania
March 10, 2026

GLOBAL INDEMNITY GROUP, LLC

Consolidated Balance Sheets
(In thousands, except share amounts)

ASSETS		December 31, 2025		December 31, 2024
Fixed maturities:				
Available for sale, at fair value (amortized cost: $1,330,310 and $1,394,639; net of allowance for expected credit losses of: $0 at December 31, 2025 and 2024)	$	1,325,502	$	1,381,908
Equity securities, at fair value		33,673		12,284
Other invested assets		17,097		29,413
Total investments		1,376,272		1,423,605
Cash and cash equivalents		65,542		17,009
Premium receivables, net of allowance for expected credit losses of $3,640 and $3,530 at December 31, 2025 and 2024, respectively		66,969		75,088
Reinsurance receivables, net of allowance for expected credit losses of $1,488 and $8,992 at December 31, 2025 and 2024, respectively		62,595		66,855
Funds held by ceding insurers		22,114		30,026
Deferred income taxes		20,076		22,459
Deferred acquisition costs		41,183		41,136
Intangible assets		16,845		14,103
Goodwill		4,820		4,820
Prepaid reinsurance premiums		3,607		3,320
Receivable for securities		—		52
Income tax receivable		2,617		825
Lease right of use assets		8,166		9,295
Other assets		29,956		22,660
Total assets	$	1,720,762	$	1,731,253
LIABILITIES AND SHAREHOLDERS' EQUITY				
Liabilities:				
Unpaid losses and loss adjustment expenses	$	750,191	$	800,391
Unearned premiums		182,728		183,411
Reinsurance balances payable		1,860		8,181
Payable for securities		21,594		—
Contingent commissions		7,159		6,826
Lease liabilities		8,331		10,371
Other liabilities		42,309		32,924
Total liabilities		1,014,172		1,042,104
Commitments and contingencies (Note 15)		—		—
Shareholders' equity:				
Series A cumulative fixed rate preferred shares, $1,000 par value; 100,000,000 shares authorized, shares issued and outstanding: 4,000 and 4,000 shares, respectively, liquidation preference: $1,000 per share and $1,000 per share, respectively		4,000		4,000
Common shares: no par value; 900,000,000 common shares authorized; class A common shares issued: 11,844,995 and 11,202,355, respectively, (inclusive of class A common shares designated as class A-2 common shares of 550,000 and 0, respectively); class A common shares outstanding: 10,557,227 and 9,914,587, respectively, (inclusive of class A common shares designated as class A-2 common shares of 550,000 and 0, respectively); class B common shares issued and outstanding: 3,793,612 and 3,793,612, respectively		—		—
Additional paid-in capital		465,720		459,578
Accumulated other comprehensive income (loss), net of tax		(4,000)		(10,410)
Retained earnings		273,562		268,673
Class A common shares in treasury, at cost: 1,287,768 and 1,287,768 shares, respectively		(32,692)		(32,692)
Total shareholders' equity		706,590		689,149
Total liabilities and shareholders' equity	$	1,720,762	$	1,731,253

See accompanying notes to the consolidated financial statements.

GLOBAL INDEMNITY GROUP, LLC

Consolidated Statements of Operations

(In thousands, except shares and per share data)

		Years Ended December 31,				
		2025		**2024**		**2023**
Revenues:						
Gross written premiums	$	398,868	$	389,758	$	416,397
Ceded written premiums		(11,066)		(10,568)		(17,078)
Net written premiums		387,802		379,190		399,319
Change in net unearned premiums		970		(2,198)		74,038
Net earned premiums		388,772		376,992		473,357
Net investment income		62,664		62,375		55,444
Net realized investment gains (losses)		(3,668)		455		(2,107)
Other income		2,330		1,365		1,435
Total revenues		450,098		441,187		528,129
Losses and Expenses:						
Net losses and loss adjustment expenses		228,279		213,190		289,153
Acquisition costs and other operating expenses		156,815		147,345		182,617
Corporate expenses		31,706		25,696		23,383
Income before income taxes		33,298		54,956		32,976
Income tax expense		7,965		11,715		7,547
Net income		25,333		43,241		25,429
Less: preferred stock distributions		440		440		440
Net income available to common shareholders	$	24,893	$	42,801	$	24,989
Per share data:						
Net income available to common shareholders						
Basic	$	1.75	$	3.14	$	1.84
Diluted	$	1.75	$	3.12	$	1.83
Weighted-average number of shares outstanding						
Basic		14,192,310		13,635,582		13,553,168
Diluted		14,260,473		13,705,715		13,666,408
Cash distributions declared per common share	$	1.40	$	1.40	$	1.00

See accompanying notes to the consolidated financial statements.

GLOBAL INDEMNITY GROUP, LLC

Consolidated Statements of Comprehensive Income
(In thousands)

| | Years Ended December 31, | | |
	2025	2024	2023
Net income	$ 25,333	$ 43,241	$ 25,429
Other comprehensive income (loss), net of tax:			
Unrealized holding gains	6,276	11,827	18,892
Reclassification adjustment for losses included in net income	40	683	1,350
Unrealized foreign currency translation gains (losses)	94	(57)	(47)
Other comprehensive income (loss), net of tax	6,410	12,453	20,195
Comprehensive income, net of tax	$ 31,743	$ 55,694	$ 45,624

See accompanying notes to the consolidated financial statements.

GLOBAL INDEMNITY GROUP, LLC

Consolidated Statements of Changes in Shareholders' Equity
(In thousands, except share amounts)

	Years Ended December 31,		
	2025	**2024**	**2023**
Number of Series A Cumulative Fixed Rate Preferred Shares			
Number at beginning and end of period	4,000	4,000	4,000
Number of class A common shares issued:			
Number at beginning of period	11,202,355	11,042,670	10,876,041
Common shares issued to Fox Paine & Company, LLC, designated as class A-2 common shares	550,000	—	—
Common shares issued under share incentive plans, net of forfeitures	—	65,182	75,541
Common shares issued to directors	92,640	94,503	91,088
Number at end of period	11,844,995	11,202,355	11,042,670
Number of class B common shares issued:			
Number at beginning and end of period	3,793,612	3,793,612	3,793,612
Par value of Series A Cumulative Fixed Rate Preferred Shares:			
Balance at beginning and end of period	$ 4,000	$ 4,000	$ 4,000
Additional paid-in capital:			
Balance at beginning of period	$ 459,578	$ 454,791	$ 451,305
Share compensation plans	6,142	4,787	3,486
Balance at end of period	$ 465,720	$ 459,578	$ 454,791
Accumulated other comprehensive income (loss), net of deferred income tax:			
Balance at beginning of period	$ (10,410)	$ (22,863)	$ (43,058)
Other comprehensive income (loss):			
Change in unrealized holding gains	6,316	12,510	20,242
Unrealized foreign currency translation gains (losses)	94	(57)	(47)
Other comprehensive income (loss)	6,410	12,453	20,195
Balance at end of period	$ (4,000)	$ (10,410)	$ (22,863)
Retained earnings:			
Balance at beginning of period	$ 268,673	$ 244,988	$ 233,468
Net income	25,333	43,241	25,429
Preferred share distributions	(440)	(440)	(440)
Distributions to shareholders	(20,004)	(19,116)	(13,469)
Balance at end of period	$ 273,562	$ 268,673	$ 244,988
Number of treasury shares:			
Number at beginning of period	1,287,768	1,271,241	802,381
Class A common shares purchased	—	16,527	468,860
Number at end of period	1,287,768	1,287,768	1,271,241
Treasury shares, at cost:			
Balance at beginning of period	$ (32,692)	$ (32,163)	$ (19,486)
Class A common shares purchased, at cost	—	(529)	(12,677)
Balance at end of period	$ (32,692)	$ (32,692)	$ (32,163)
Total shareholders' equity	$ 706,590	$ 689,149	$ 648,753

See accompanying notes to the consolidated financial statements.

GLOBAL INDEMNITY GROUP, LLC

Consolidated Statements of Cash Flows
(In thousands)

	Years Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 25,333	$ 43,241	$ 25,429
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization and depreciation	5,662	5,764	6,199
Adjustment on lease right of use assets and lease liability	234	(917)	—
Impairment loss on furniture and fixtures and leasehold improvements	—	394	—
Restricted stock and stock option expense	6,142	4,787	3,486
Deferred income taxes	751	11,300	5,326
Amortization of bond premium and discount, net	11,709	(15,656)	(6,749)
Net realized investment (gains) losses	3,668	(455)	2,107
(Income) loss from equity method investments, net of distributions	309	(80)	(2,369)
Changes in:			
Premium receivables, net	12,453	27,070	66,585
Reinsurance receivables, net	4,260	13,584	5,282
Funds held by ceding insurers	8,030	(13,109)	2,142
Unpaid losses and loss adjustment expenses	(50,200)	(50,208)	18,195
Unearned premiums	(683)	559	(86,501)
Reinsurance balances payable	(6,321)	5,539	(14,599)
Other assets and liabilities	(10,489)	5,301	(14,970)
Contingent commissions	333	1,194	(3,184)
Income tax receivable / payable	(1,792)	(2,420)	1,595
Deferred acquisition costs	(47)	1,309	22,449
Prepaid reinsurance premiums	(287)	1,638	12,463
Net cash provided by operating activities	9,065	38,835	42,886
Cash flows from investing activities:			
Proceeds from sale of fixed maturities	258,007	112,507	148,164
Proceeds from sale of equity securities	—	—	1,158
Proceeds from maturity of fixed maturities	2,303,096	973,523	280,115
Proceeds from maturity of preferred stock	—	5,534	500
Proceeds from other invested assets	12,007	8,902	2,309
Purchases of fixed maturities	(2,486,869)	(1,139,971)	(448,465)
Purchases of equity securities	(25,024)	—	(111)
Acquisition of business, net of cash acquired	(1,305)	—	—
Net cash provided by (used for) investing activities	59,912	(39,505)	(16,330)
Cash flows from financing activities:			
Distributions paid to common shareholders	(20,004)	(19,389)	(14,248)
Distributions paid to preferred shareholders	(440)	(440)	(440)
Purchases of class A common shares	—	(529)	(12,677)
Net cash used for financing activities	(20,444)	(20,358)	(27,365)
Net change in cash and cash equivalents	48,533	(21,028)	(809)
Cash and cash equivalents at beginning of period	17,009	38,037	38,846
Cash and cash equivalents at end of period	$ 65,542	$ 17,009	$ 38,037
Supplemental disclosure of cash flow information:			
Interest paid	—	17	—

See accompanying notes to the consolidated financial statements.

1.   **Principles of Consolidation and Basis of Presentation**

Global Indemnity Group, LLC ("Global Indemnity" or "the Company"), is a Delaware limited liability company whose predecessors have been publicly traded since 2003. Effective after close of trading on November 3, 2025, the Company transferred the listing of its class A common shares (excluding class A common shares designated as class A-2 common shares) from the New York Stock Exchange to the Nasdaq Global Select Market where the shares continue to trade under the existing ticker symbol "GBLI".

Global Indemnity Group, LLC is a holding company that is classified as a publicly traded partnership for U.S. federal income tax purposes and meets the qualifying income exception to maintain partnership status. Global Indemnity operates through two primary subsidiaries:

- Katalyx Holdings LLC ("Katalyx") (formerly Penn-America Underwriters, LLC) is a specialty insurance intermediary formed through an internal reorganization completed in December 2024. Katalyx comprises:(i) four agencies focused on sourcing, underwriting, and servicing primary and assumed reinsurance business; and (ii) three specialized insurance service businesses providing technology, AI-enabled marketplace and claims services.

- Belmont Holdings GX, Inc. ("Belmont Holdings") owns five statutory insurance carriers: Penn-Patriot Insurance Company, Diamond State Insurance Company, Penn-Star Insurance Company, Penn-America Insurance Company, and United National Insurance Company, each of which are rated "A" (Excellent) by AM Best. Collectively, the insurance carriers are licensed in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands.

The consolidated financial statements have been prepared in conformity with United States of America generally accepted accounting principles ("GAAP"), which differs in certain respects from those principles followed in reports to insurance regulatory authorities. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of Global Indemnity Group, LLC and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

2.   **Acquisition**

On August 31, 2025, Sayata US Insurance Services, Inc. ("Sayata") was acquired in an all-cash transaction. The acquisition complements the Company's recent strategic reorganization of its Katalyx business to focus on agency and insurance services.

The results of Sayata's operations have been included in the Company's consolidated financial statements since the date of the acquisition on August 31, 2025.

3.   **Restructuring Related to Exited Lines of Business**

The Company restructured its insurance operations to strengthen its market presence and enhance its focus on core products. As a result, the Company exited its four brokerage divisions: Professional Liability, Excess Casualty, Environmental, and Middle Market Property. The Company ceased writing new business and non-renewed existing policies for these four divisions. The restructuring plan, which was initiated in the fourth quarter of 2022, was completed in the first quarter of 2023.

In connection with the restructuring plan, the Company incurred restructuring costs of $3.4 million in 2022 and $2.0 million in 2023 for total restructuring costs of $5.4 million. No additional restructuring costs were incurred during the years ended December 31, 2024 and 2025.

The following table summarizes charges incurred by expense type and the remaining liability as of December 31, 2025, 2024 and 2023:

(Dollars in thousands)	Employee Termination Costs
Liability at January 1, 2023	2,635
Charges incurred in 2023 (1)	1,997
Cash payments in 2023	(4,554)
Liability at December 31, 2023	78
Cash payments in 2024	(78)
Liability at December 31, 2024 and 2025	$ —

(1) These charges were recorded within the corporate expense line on the Company's Consolidated Statements of Operations.

Any information technology development initiatives related to business lines within Belmont Non-Core have been discontinued.

4.   Summary of Significant Accounting Policies

Investments

The Company's investments in fixed maturities, which are classified as available for sale, and equity securities are carried at their fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the Company's fixed maturities and equity securities are determined on the basis of quoted market prices where available. If quoted market prices are not available, the Company uses third-party pricing services to assist in determining fair value. In many instances, these services examine the pricing of similar instruments to estimate fair value. The Company purchases bonds with the expectation of holding them to their maturity; however, changes to the portfolio are sometimes required to ensure it is appropriately matched to liabilities. In addition, changes in financial market conditions and tax considerations may cause the Company to sell an investment before it matures. The difference between amortized cost and fair value of the Company's fixed maturity portfolio, net of the effect of deferred income taxes, is reflected in accumulated other comprehensive income (loss) within shareholders' equity and, accordingly, has no effect on net income other than for the credit loss component of impairments and losses recognized as a result of the intent to sell. Equity securities are measured at fair value with the changes in fair value recognized in net income.

The Company carries investments in limited partnerships at fair value and uses the equity method of accounting. The equity method for an investment in a limited partnership requires that its cost basis be updated to account for the income or loss earned on the investment. The receipt of results for investments in limited partnerships may vary. If results are received on a timely basis, they are included in current results. If they are not received on a timely basis, they are recorded on a one quarter lag. The recording of such results is applied consistently for each investment once the timing of receiving the results has been established. The income or loss associated with the limited partnerships is reflected in the consolidated statements of operations, and the adjusted cost basis approximates fair value.

The Company's investments in other invested assets were valued at $17.1 million and $29.4 million as of December 31, 2025 and 2024. These amounts relate to investments in limited partnerships whose carrying value approximates fair value.

Net realized gains and losses on investments are determined based on the first-in, first-out method.

The Company regularly performs various analytical valuation procedures with respect to its investments, including reviewing each available for sale debt security in an unrealized loss position to assess whether the decline in fair value below amortized cost basis has resulted from a credit loss or other factors. In assessing whether a credit loss exists, the Company compares the present value of the cash flows expected to be collected from the security to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost basis of the security, a credit loss exists and an allowance for expected credit losses is recorded. Subsequent changes in the allowances are recorded in the period of change as either credit loss expense or reversal of credit loss expense. Any declines in value related to factors other than credit losses and the intent to sell are recorded through other comprehensive income, net of taxes.

For fixed maturities, the factors considered in reaching the conclusion that a credit loss exists include, among others, whether:

(1) the extent to which the fair value is less than the amortized cost basis;
(2) the issuer is in financial distress;
(3) the investment is secured;
(4) a significant credit rating action occurred;

(5) scheduled interest payments were delayed or missed;

(6) changes in laws or regulations have affected an issuer or industry;

(7) the investment has an unrealized loss and was identified by the Company's investment manager as an investment to be sold before recovery or maturity;

(8) the investment failed cash flow projection testing to determine if anticipated principal and interest payments will be realized; and

(9) changes in US Treasury rates and/or credit spreads since original purchase to identify whether the unrealized loss is simply due to interest rate movement.

According to accounting guidance for debt securities in an unrealized loss position, the Company is required to assess whether it has the intent to sell the debt security or more likely than not will be required to sell the debt security before the anticipated recovery. If either of these conditions is met, any allowance for expected credit losses is written off and the amortized cost basis is written down to the fair value of the fixed maturity security with any incremental impairment reported in earnings. The new amortized cost basis shall not be adjusted for subsequent recoveries in fair value.

The Company elected the practical expedient to exclude accrued interest from both the fair value and the amortized cost basis of the available for sale debt securities for the purposes of identifying and measuring an impairment and to not measure an allowance for expected credit losses for accrued interest receivables. Accrued interest receivable is written off through net realized investment gains (losses) at the time the issuer of the bond defaults or is expected to default on payment. The Company made an accounting policy election to present the accrued interest receivable balance with other assets on the Company's consolidated statements of financial position. Accrued interest receivable related to fixed maturities was $4.8 million and $3.5 million as of December 31, 2025 and 2024, respectively.

Variable Interest Entities

A Variable Interest Entity ("VIE") refers to an investment in which an investor holds a controlling interest that is not based on the majority of voting rights. Under the VIE model, the party that has the power to exercise significant management influence and maintain a controlling financial interest in the entity's economics is said to be the primary beneficiary, and is required to consolidate the entity within their results. Other entities that participate in a VIE, for which their financial interests fluctuate with changes in the fair value of the investment entity's net assets but do not have significant management influence and the ability to direct the VIE's significant economic activities are said to have a variable interest in the VIE but do not consolidate the VIE in their financial results.

The Company has a variable interest in two limited partnership investments for which it is not the primary beneficiary.

Cash and Cash Equivalents

For the purpose of the statements of cash flows, the Company considers all liquid instruments with an original maturity of three months or less to be cash equivalents, with the exception of treasury bills, which are classified as fixed maturities. The Company has a cash management program that provides for the investment of excess cash balances primarily in short-term money market instruments. Generally, bank balances exceed federally insured limits. The carrying amount of cash and cash equivalents approximates fair value.

At December 31, 2025 and 2024, the Company had approximately $60.9 million and $15.3 million, respectively, of cash and cash equivalents that was invested in a diversified portfolio of high quality short-term debt securities.

Valuation of Premium Receivables

The Company evaluates the collectability of premium receivables based on a combination of factors. In instances in which the Company is aware of a specific circumstance where a party may be unable to meet its financial obligations to the Company, a specific allowance for expected credit losses against amounts due is recorded to reduce the net receivable to the amount reasonably believed by management to be collectible. For all remaining balances, the allowance is based upon the Company's ongoing review of key aspects of amounts outstanding, including but not limited to, length of collection periods, direct placement with collection agencies, solvency of insured or agent, terminated agents, and other relevant factors. The allowance for expected credit losses was $3.6 million and $3.5 million as of December 31, 2025 and 2024, respectively.

Goodwill and Intangible Assets

The Company tests for impairment of goodwill at least annually and more frequently as circumstances warrant in accordance with applicable accounting guidance. Accounting guidance allows for the testing of goodwill for impairment using both qualitative and quantitative factors. Impairment of goodwill is recognized only if the carrying amount of the reporting unit, including goodwill, exceeds the fair value of the reporting unit. The amount of the impairment loss would be equal to the excess carrying value of the goodwill over the implied fair value of the reporting unit goodwill.

Impairment of intangible assets with an indefinite useful life is tested at least annually and more frequently as circumstances warrant in accordance with applicable accounting guidance. Accounting guidance allows for the testing of indefinite lived intangible assets for impairment using both qualitative and quantitative factors. Impairment of indefinite lived intangible assets is recognized only if the carrying amount of the intangible assets exceeds the fair value of said assets. The amount of the impairment loss would be equal to the excess carrying value of the assets over the fair value of said assets.

Intangible assets that are not deemed to have an indefinite useful life are amortized over their estimated useful lives. The carrying amounts of definite lived intangible assets are regularly reviewed for indicators of impairment in accordance with applicable accounting guidance. Impairment is recognized only if the carrying amount of the intangible asset is in excess of its undiscounted projected cash flows. The impairment is measured as the difference between the carrying amount and the estimated fair value of the asset.

See Note 7 for additional information on goodwill and intangible assets as well as the results of qualitative impairment assessments performed.

Reinsurance

In the normal course of business, the Company seeks to reduce the loss that may arise from events that cause unfavorable underwriting results by reinsuring certain levels of risk from various areas of exposure with reinsurers. Amounts receivable from reinsurers are estimated in a manner consistent with the reinsured policy and the reinsurance contract.

The Company regularly reviews the collectability of reinsurance receivables. An allowance for uncollectible reinsurance receivables is recognized based upon the Company's ongoing review of key aspects of amounts outstanding, including but not limited to, length of collection periods, disputes, applicable coverage defenses, insolvent reinsurers, financial strength of solvent reinsurers based on AM Best Ratings and other relevant factors. Any changes in the allowance resulting from this review are included in net losses and loss adjustment expenses on the consolidated statements of operations during the period in which the determination is made. The allowance for expected credit losses was $1.5 million and $9.0 million as of December 31, 2025 and 2024, respectively.

The applicable accounting guidance requires that the reinsurer must assume significant insurance risk under the reinsured portions of the underlying insurance contracts and that there must be a reasonably possible chance that the reinsurer may realize a significant loss from the transaction. The Company has evaluated its reinsurance contracts and concluded that each contract qualifies for reinsurance accounting treatment pursuant to this guidance.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. The deferred tax asset balance is analyzed regularly by management. This assessment requires significant judgment and considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of carryforward periods, and tax planning strategies and/or actions. Management believes that it is more likely than not that the results of future operations can generate sufficient taxable income to realize the remaining deferred income tax assets, and accordingly, the Company has not established any valuation allowances.

Deferred Acquisition Costs

The costs of acquiring new and renewal insurance and reinsurance contracts primarily include commissions, premium taxes and certain other costs that are directly related to the successful acquisition of new and renewal insurance and reinsurance contracts. The excess of the Company's costs of acquiring new and renewal insurance and reinsurance contracts over the related ceding commissions earned from reinsurers is capitalized as deferred acquisition costs and amortized over the period in which the related premiums are earned.

The amortization of deferred acquisition costs for the years ended December 31, 2025, 2024, and 2023 was $89.7 million, $87.6 million, and $120.9 million, respectively.

Premium Deficiency

A premium deficiency is recognized if the sum of expected loss and loss adjustment expenses and unamortized acquisition costs exceeds related unearned premium after consideration of investment income. This evaluation is done at a distribution and product line/treaty level. Any future expected loss on the related unearned premium is recorded first by impairing the unamortized acquisition costs on the related unearned premium followed by an increase to loss and loss adjustment expense reserves on additional expected loss in excess of unamortized acquisition costs. No premium deficiency reserve existed as of December 31, 2025 or 2024.

Unpaid Losses and Loss Adjustment Expenses

The liability for unpaid losses and loss adjustment expenses represents the Company's best estimate of future amounts needed to pay losses and related settlement expenses with respect to events insured by the Company. This liability is based upon the accumulation of individual case estimates for losses reported prior to the close of the accounting period with respect to direct business, estimates received from ceding companies with respect to assumed reinsurance, and estimates of unreported losses.

The process of establishing the liability for unpaid losses and loss adjustment is complex, requiring the use of informed actuarially based estimates and Management's judgment. In some cases, significant periods of time, up to several years or more, may elapse between the occurrence of an insured loss and the reporting of that loss to the Company. To establish this liability, the Company regularly reviews and updates the methods of making such estimates and establishing the resulting liabilities. Any resulting adjustments are recorded in consolidated statements of operations during the period in which the determination is made.

Share Repurchases

Shares repurchased from employees or third parties by Global Indemnity Group, LLC are held as treasury stock and recorded at cost until formally retired by Global Indemnity Group, LLC.

Retirement of Treasury Stock

Upon the formal retirement of treasury stock, Global Indemnity Group, LLC offsets the par value of the treasury stock that is being retired against common shares and reflects any excess of cost over par value as a deduction from Additional Paid-in Capital.

Share Redemptions

When shares are redeemed, Global Indemnity Group, LLC offsets the par value of the redeemed shares against common shares and reflects any excess of cost over par value as a deduction from Retained Earnings.

Premiums

Premiums are recognized as revenue ratably over the term of the respective policies and treaties. Unearned premiums are computed on a pro rata basis to the day of expiration.

Mandatory reinstatement premiums assessed on reinsurance policies are earned in the period of the loss event that gave rise to the reinstatement premiums.

Contingent Commissions

Certain professional general agencies of Global Indemnity are paid special incentives, referred to as contingent commissions, when results of business produced by these agencies are more favorable than predetermined thresholds. Similarly, in some circumstances, companies that cede business to Global Indemnity are paid profit commissions based on the profitability of the ceded portfolio. These commissions are charged to other underwriting expenses when incurred.

Share-Based Compensation

The Company accounts for stock options and other equity based compensation using the modified prospective application of the fair value-based method permitted by the appropriate accounting guidance. See Note 16 for details.

Earnings per Share

Basic earnings per share have been calculated by dividing net income available to common shareholders by the weighted-average common shares outstanding. In periods of net income, diluted earnings per share have been calculated by dividing net income available to common shareholders by the sum of the weighted-average common shares outstanding and the weighted-average common share equivalents outstanding, which include options and other equity awards. In periods of net loss, diluted earnings per share is the same as basic earnings per share. See Note 18 for details.

Foreign Currency

At times, the Company maintains investments and cash accounts in foreign currencies related to the operations of its business. At period-end, the Company re-measures non-U.S. currency financial assets to their current U.S. dollar equivalent. The resulting gain or loss for foreign denominated fixed maturity investments, if any, is reflected in accumulated other comprehensive income (loss) within shareholders' equity; whereas, the gain or loss on foreign denominated cash accounts and equity securities is reflected in income during the period. Financial liabilities, if any, are generally adjusted within the loss reserving process. However, for known losses on claims to be paid in foreign currencies, the Company re-measures the liabilities to their current U.S. dollar equivalent each period end with the resulting gain or loss reflected in income during the period. Net transaction gains and losses, primarily comprised of re-measurement of known losses on claims to be paid in foreign currencies, were a loss of $0.2 million, a gain of $0.1 million, and a loss of $0.5 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Leases

The Company determines if an arrangement is a lease at inception. Leases with a term of 12 months or less are not recorded on the consolidated balance sheets. For leases with a term of greater than 12 months, lease right-of-use assets ("ROU") and lease liabilities are included on the consolidated balance sheets.

Lease ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company's leases do not provide an implicit rate; therefore, the Company uses its incremental borrowing rate at the commencement date in determining the present value of future payments. The ROU asset is calculated using the initial lease liability amount, plus any lease payments made at or before the commencement date, minus any lease incentives received, plus any initial direct costs incurred. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term.

The Company's lease agreements may contain both lease and non-lease components which are accounted separately. The Company elected the practical expedient on not separating lease components from non-lease components for its equipment leases.

Rental income derived from subleases are recognized on a straight-line basis over the operating lease term.

Other Income

Other income is primarily comprised of fee income and foreign exchange gains and losses.

Capitalized Software Costs

Capitalized software costs, which represent costs directly related to obtaining, developing or upgrading internal use software, are capitalized during the application development stage. These costs generally consist of internal personnel costs, external consulting fees, and software license fees. Capitalized software costs, which are included in other assets on the Company's Consolidated Balance Sheets, are amortized using the straight-line method over its estimated useful life beginning when the software is put into service. Internal and external costs incurred during the preliminary project stage, training costs, most data conversion costs, and maintenance costs are charged to expense as incurred.

Capitalized software costs were $17.3 million and $10.0 million at December 31, 2025 and 2024, respectively. Amortization expense related to capitalized software for the years ended December 31, 2025, 2024, and 2023 was $5.0 million, $4.4 million, and $4.9 million, respectively.

5.   **Investments**

The amortized cost and estimated fair value of the Company's fixed maturities securities were as follows as of December 31, 2025 and 2024:

(Dollars in thousands)	Amortized Cost	Allowance for Expected Credit Losses	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
As of December 31, 2025					
Fixed maturities:					
U.S. treasuries	$ 640,533	$ —	$ 216	$ (120)	$ 640,629
Obligations of states and political subdivisions	14,515	—	—	(350)	14,165
Mortgage-backed securities	199,901	—	2,610	(3,451)	199,060
Asset-backed securities	139,690	—	1,227	(3,649)	137,268
Commercial mortgage-backed securities	58,202	—	89	(1,463)	56,828
Corporate bonds	198,970	—	1,090	(867)	199,193
Foreign corporate bonds	78,499	—	425	(565)	78,359
Total fixed maturities	$ 1,330,310	$ —	$ 5,657	$ (10,465)	$ 1,325,502

(Dollars in thousands)	Amortized Cost		Allowance for Expected Credit Losses		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
As of December 31, 2024									
Fixed maturities:									
U.S. treasuries	$	875,273	$	—	$	757	$	(784)	$	875,246
Obligations of states and political subdivisions		17,125		—		—		(790)		16,335
Mortgage-backed securities		61,905		—		299		(3,284)		58,920
Asset-backed securities		137,445		—		864		(2,882)		135,427
Commercial mortgage-backed securities		68,041		—		15		(2,488)		65,568
Corporate bonds		158,798		—		189		(2,891)		156,096
Foreign corporate bonds		76,052		—		81		(1,817)		74,316
Total fixed maturities	$	1,394,639	$	—	$	2,205	$	(14,936)	$	1,381,908

As of December 31, 2025 and 2024, the Company's investments in equity securities consist of the following:

		December 31,		
(Dollars in thousands)		2025		2024
Common stock	$	21,006	$	—
Preferred stock		12,667		12,284
Total	$	33,673	$	12,284

Excluding U.S. treasuries and limited partnerships, the Company did not hold any debt or equity investments in a single issuer in excess of 2.7% and 1.7% of shareholders' equity at December 31, 2025 and 2024, respectively.

The amortized cost and estimated fair value of the Company's fixed maturities portfolio classified as available for sale at December 31, 2025, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollars in thousands)	Amortized Cost		Estimated Fair Value	
Due in one year or less	$	694,961	$	695,071
Due in one year through five years		224,576		224,965
Due in five years through ten years		3,972		3,785
Due after ten years		9,008		8,525
Mortgage-backed securities		199,901		199,060
Asset-backed securities		139,690		137,268
Commercial mortgage-backed securities		58,202		56,828
Total	$	1,330,310	$	1,325,502

The following table contains an analysis of the Company's fixed income securities with gross unrealized losses that are not deemed to have credit losses, categorized by the period that the securities were in a continuous loss position as of December 31, 2025. The fair value amounts reported in the table are estimates that are prepared using the process described in Note 6.

	Less than 12 months				12 months or longer				Total			
(Dollars in thousands)	Fair Value		Gross Unrealized Losses		Fair Value		Gross Unrealized Losses		Fair Value		Gross Unrealized Losses	
Fixed maturities:												
U.S. treasuries	$	21,804	$	(1)	$	7,643	$	(119)	$	29,447	$	(120)
Obligations of states and political subdivisions		—		—		12,714		(350)		12,714		(350)
Mortgage-backed securities		15,293		(716)		24,918		(2,735)		40,211		(3,451)
Asset-backed securities		24,080		(1,872)		31,604		(1,777)		55,684		(3,649)
Commercial mortgage-backed securities		13,954		(96)		32,183		(1,367)		46,137		(1,463)
Corporate bonds		2,509		(26)		48,935		(841)		51,444		(867)
Foreign corporate bonds		1,580		(17)		24,411		(548)		25,991		(565)
Total fixed maturities	$	79,220	$	(2,728)	$	182,408	$	(7,737)	$	261,628	$	(10,465)

The following table contains an analysis of the Company's fixed income securities with gross unrealized losses that are not deemed to have credit losses, categorized by the period that the securities were in a continuous loss position as of December 31, 2024. The fair value amounts reported in the table are estimates that are prepared using the process described in Note 6.

| (Dollars in thousands) | Less than 12 months | | 12 months or longer | | Total | |
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Fixed maturities:						
U.S. treasuries	$ 12,909	$ (180)	$ 67,662	$ (604)	$ 80,571	$ (784)
Obligations of states and political subdivisions	—	—	16,335	(790)	16,335	(790)
Mortgage-backed securities	20,832	(336)	26,802	(2,948)	47,634	(3,284)
Asset-backed securities	7,239	(49)	46,792	(2,833)	54,031	(2,882)
Commercial mortgage-backed securities	7,551	(242)	55,750	(2,246)	63,301	(2,488)
Corporate bonds	14,325	(54)	95,266	(2,837)	109,591	(2,891)
Foreign corporate bonds	17,635	(62)	46,696	(1,755)	64,331	(1,817)
Total fixed maturities	$ 80,491	$ (923)	$ 355,303	$ (14,013)	$ 435,794	$ (14,936)

Subject to the risks and uncertainties in evaluating the potential impairment of a security's value, the impairment evaluation conducted by the Company as of December 31, 2025 and 2024 concluded the unrealized losses in the tables above are non-credit losses on securities where management does not intend to sell, and it is more likely than not that the Company will not be required to sell the security before recovery. The impairment evaluation process is discussed in the "Investment" section of Note 4 ("Summary of Significant Accounting Policies").

The following is a description, by asset type, of the methodology and significant inputs that the Company used to measure the amount of credit loss recognized in earnings, if any:

U.S. treasuries – As of December 31, 2025, gross unrealized losses related to U.S. treasuries were $0.120 million. To assess whether the decline in fair value below amortized cost has resulted from a credit loss or other factors, macroeconomic and market analysis is conducted in evaluating these securities. Consideration is given to the interest rate environment, duration and yield curve management of the portfolio, sector allocation and security selection. Based on the analysis performed, the Company did not recognize a credit loss on U.S. treasuries during the period.

Obligations of states and political subdivisions – As of December 31, 2025, gross unrealized losses related to obligations of states and political subdivisions were $0.350 million. To assess whether the decline in fair value below amortized cost has resulted from a credit loss or other factors, elements that may influence the performance of the municipal bond market are considered in evaluating these securities such as investor expectations, supply and demand patterns, and current versus historical yield and spread relationships. The analysis relies on the output of fixed income credit analysts, as well as dedicated municipal bond analysts who perform extensive in-house fundamental analysis on each issuer, regardless of their rating by the major agencies. Based on the analysis performed, the Company did not recognize a credit loss on obligations of states and political subdivisions during the period.

Mortgage-backed securities ("MBS") – As of December 31, 2025, gross unrealized losses related to mortgage-backed securities were $3.451 million. To assess whether the decline in fair value below amortized cost has resulted from a credit loss or other factors, mortgage-backed securities are modeled to project principal losses under downside, base, and upside scenarios for the economy and home prices. The primary assumption that drives the security and loan level modeling is the Home Price Index ("HPI") projection. These forecasts incorporate not just national macro-economic trends, but also regional impacts to arrive at the most granular and detailed and comprehensive projections. These assumptions are incorporated into the model as a basis to generate delinquency probabilities, default curves, loss severity curves, and voluntary prepayment curves at the loan level within each deal. The model utilizes HPI-adjusted current loan to value, payment history, loan terms, loan modification history, and borrower characteristics as inputs to generate expected cash flows and principal loss for each bond under various scenarios. Based on the analysis performed, the Company did not recognize a credit loss on mortgage-backed securities during the period.

Asset backed securities ("ABS") - As of December 31, 2025, gross unrealized losses related to asset backed securities were $3.649 million. The weighted average credit enhancement for the Company's asset backed portfolio is 34.8. This represents the percentage of pool losses that can occur before an asset backed security will incur its first dollar of principal losses. To assess whether the decline in fair value below amortized cost has resulted from a credit loss or other factors, every ABS transaction is analyzed on a stand-alone basis. This analysis involves a thorough review of the collateral, prepayment, and structural risk in each transaction. Additionally, the analysis includes an in-depth credit analysis of the originator and servicer of the collateral. The analysis projects an expected loss for a deal given a set of assumptions specific to the asset type. These assumptions are used to calculate at what level of losses the deal will incur its first dollar of principal loss. The major assumptions used to calculate this ratio are loss severities, recovery lags, and no advances on principal and interest. Based on the analysis performed, the Company did not recognize a credit loss on asset backed securities during the period.

Commercial mortgage-backed securities ("CMBS") - As of December 31, 2025, gross unrealized losses related to the CMBS portfolio were $1.463 million. The weighted average credit enhancement for the Company's CMBS portfolio is 41.9. This represents the percentage of pool losses that can occur before a commercial mortgage-backed security will incur its first dollar of principal loss. To assess whether the decline in fair value below amortized cost has resulted from a credit loss or other factors, a loan level analysis is utilized where every underlying CMBS loan is re-underwritten based on a set of assumptions reflecting expectations for the future path of the economy. Each loan is analyzed over time using a series of tests to determine if a credit event will occur during the life of the loan. Inherent in this process are several economic scenarios and their corresponding rent/vacancy and capital market states. The five primary credit events that frame the analysis include loan modifications, term default, balloon default, extension, and ability to pay off the balloon. The resulting output is the expected loss adjusted cash flows for each bond under the base case and distressed scenarios. Based on the analysis performed, the Company did not recognize a credit loss on commercial mortgage-backed securities during the period.

Corporate bonds - As of December 31, 2025, gross unrealized losses related to corporate bonds were $0.867 million. To assess whether the decline in fair value below amortized cost has resulted from a credit loss or other factors, analysis for this asset class includes maintaining detailed financial models that include a projection of each issuer's future financial performance, including prospective debt servicing capabilities, capital structure composition, and the value of the collateral. The analysis incorporates the macroeconomic environment, industry conditions in which the issuer operates, the issuer's current competitive position, its vulnerability to changes in the competitive and regulatory environment, issuer liquidity, issuer commitment to bondholders, issuer creditworthiness, and asset protection. Part of the process also includes running downside scenarios to evaluate the expected likelihood of default as well as potential losses in the event of default. Based on the analysis performed, the Company did not recognize a credit loss on corporate bonds during the period.

Foreign bonds – As of December 31, 2025, gross unrealized losses related to foreign bonds were $0.565 million. To assess whether the decline in fair value below amortized cost has resulted from a credit loss or other factors, detailed financial models are maintained that include a projection of each issuer's future financial performance, including prospective debt servicing capabilities, capital structure composition, and the value of the collateral. The analysis incorporates the macroeconomic environment, industry conditions in which the issuer operates, the issuer's current competitive position, its vulnerability to changes in the competitive and regulatory environment, issuer liquidity, issuer commitment to bondholders, issuer creditworthiness, and asset protection. Part of the process also includes running downside scenarios to evaluate the expected likelihood of default as well as potential losses in the event of default. Based on the analysis performed, the Company did not recognize a credit loss on foreign bonds during the period.

The Company has evaluated its investment portfolio and has determined that an allowance for expected credit losses on its investments is not required.

Accumulated Other Comprehensive Income (Loss), Net of Tax

Accumulated other comprehensive income (loss), net of tax, as of December 31, 2025 and 2024 were as follows:

	December 31,	
(Dollars in thousands)	2025	2024
Net unrealized gains (losses) from:		
Fixed maturities	$ (4,808)	$ (12,731)
Foreign currency fluctuations	(140)	(259)
Deferred taxes	948	2,580
Accumulated other comprehensive income (loss), net of tax	$ (4,000)	$ (10,410)

The following tables present the changes in accumulated other comprehensive income (loss) by components, for the years ended December 31, 2025 and 2024:

Year Ended December 31, 2025 (Dollars in thousands)	Unrealized Gains and Losses on Available for Sale Securities	Foreign Currency Items	Accumulated Other Comprehensive Income (Loss)
Beginning balance, net of tax	$ (10,205)	$ (205)	$ (10,410)
Other comprehensive income (loss) before reclassification, before tax	7,891	119	8,010
Amounts reclassified from accumulated other comprehensive income, before tax	32	—	32
Other comprehensive income (loss), before tax	7,923	119	8,042
Income tax benefit (expense)	(1,607)	(25)	(1,632)
Ending balance, net of tax	$ (3,889)	$ (111)	$ (4,000)

Year Ended December 31, 2024 (Dollars in thousands)	Unrealized Gains and Losses on Available for Sale Securities	Foreign Currency Items	Accumulated Other Comprehensive Income (Loss)
Beginning balance, net of tax	$ (22,715)	$ (148)	$ (22,863)
Other comprehensive income (loss) before reclassification, before tax	14,712	(72)	14,640
Amounts reclassified from accumulated other comprehensive income, before tax	856	—	856
Other comprehensive income (loss), before tax	15,568	(72)	15,496
Income tax benefit (expense)	(3,058)	15	(3,043)
Ending balance, net of tax	$ (10,205)	$ (205)	$ (10,410)

The reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2025 and 2024 were as follows:

Details about Accumulated Other Comprehensive Income (Loss) Components (Dollars in thousands)	Affected Line Item in the Consolidated Statements of Operations	Amounts Reclassified from Accumulated Other Comprehensive Income (Loss) Years Ended December 31,	
		2025	2024
Unrealized gains and losses on available for sale securities	Other net realized investment (gains) losses	$ 32	$ 856
	Income tax expense (benefit)	8	(173)
	Total reclassifications, net of tax	$ 40	$ 683

Net Realized Investment Gains (Losses)

The components of net realized investment gains (losses) for the years ended December 31, 2025, 2024, and 2023 were as follows:

(Dollars in thousands)	Years Ended December 31,		
	2025	2024	2023
Fixed maturities:			
Gross realized gains	$ 95	$ 54	$ 49
Gross realized losses	(127)	(910)	(1,703)
Net realized gains (losses)	(32)	(856)	(1,654)
Equity securities:			
Gross realized gains	383	1,325	1,061
Gross realized losses	(4,019)	(14)	(1,514)
Net realized gains (losses)	(3,636)	1,311	(453)
Total net realized investment gains (losses)	$ (3,668)	$ 455	$ (2,107)

The following table shows the calculation of the portion of realized gains and losses related to equity securities held as of December 31, 2025, 2024, and 2023:

	Years Ended December 31,		
(Dollars in thousands)	2025	2024	2023
Net gains (losses) recognized during the period on equity securities	$ (3,636)	$ 1,311	$ (453)
Less: net gains (losses) recognized during the period on equity securities sold during the period	—	(423)	(36)
Unrealized gains (losses) recognized during the reporting period on equity securities still held	$ (3,636)	$ 1,734	$ (417)

The proceeds from sales and redemptions of available for sale and equity securities resulting in net realized investment gains (losses) for the years ended December 31, 2025, 2024, and 2023 were as follows:

	Years Ended December 31,		
(Dollars in thousands)	2025	2024	2023
Fixed maturities	$ 258,007	$ 112,507	$ 148,164
Equity securities	—	—	1,158

Net Investment Income

The sources of net investment income for the years ended December 31, 2025, 2024, and 2023 were as follows:

	Years Ended December 31,		
(Dollars in thousands)	2025	2024	2023
Fixed maturities	$ 58,798	$ 58,675	$ 49,987
Equity securities	1,762	784	917
Cash and cash equivalents	2,801	2,838	1,593
Other invested assets	1,383	2,141	4,463
Total investment income	64,744	64,438	56,960
Investment expense	(2,080)	(2,063)	(1,516)
Net investment income	$ 62,664	$ 62,375	$ 55,444

As of December 31, 2025 and 2024, the Company did not own any fixed maturity securities that were non-income producing for the preceding twelve months.

The Company's total investment return on a pre-tax basis for the years ended December 31, 2025, 2024, and 2023 were as follows:

	Years Ended December 31,		
(Dollars in thousands)	2025	2024	2023
Net investment income	$ 62,664	$ 62,375	$ 55,444
Net realized investment gains (losses)	(3,668)	455	(2,107)
Change in unrealized holding gains	8,042	15,496	25,166
Net realized and unrealized investment returns	4,374	15,951	23,059
Total investment return	$ 67,038	$ 78,326	$ 78,503
Total investment return %	4.7%	5.5%	5.7%
Average investment portfolio (1)	$ 1,430,443	$ 1,415,549	$ 1,366,553

(1)   Average of total cash and invested assets, net of receivable/payable for securities, as of the beginning and end of the period.

Bonds Held on Deposit

Certain cash and cash equivalents and bonds available for sale were deposited with various governmental authorities in accordance with statutory requirements, were held as collateral, or were held in trust. The fair values were as follows as of December 31, 2025 and 2024:

	Estimated Fair Value	
(Dollars in thousands)	December 31, 2025	December 31, 2024
On deposit with governmental authorities	$ 19,919	$ 19,378
Held in trust pursuant to third-party requirements	105,756	158,964
Total (1)	$ 125,675	$ 178,342

(1)   Includes cash and cash equivalents of $5.8 million and $5.2 million at December 31, 2025 and December 31, 2024, respectively, with the remainder related to bonds available for sale.

Variable Interest Entities

A Variable Interest Entity ("VIE") refers to an investment in which an investor holds a controlling interest that is not based on the majority of voting rights. Under the VIE model, the party that has the power to exercise significant management influence and maintain a controlling financial interest in the entity's economics is said to be the primary beneficiary, and is required to consolidate the entity within their results. Other entities that participate in a VIE, for which their financial interests fluctuate with changes in the fair value of the investment entity's net assets but do not have significant management influence and the ability to direct the VIE's significant economic activities are said to have a variable interest in the VIE but do not consolidate the VIE in their financial results.

The Company has interests in three limited partnership investments with an aggregate carrying value approximating fair value of $17.1 million and $29.4 million as of December 31, 2025 and 2024, respectively. The Company has a variable interest in two of these limited partnership investments for which it is not the primary beneficiary. These investments are accounted for under the equity method since its ownership interest exceeds 3%.

The carrying value of one of the Company's VIE's, the European Non-Performing Loan Fund, LP, which invests in distressed securities and assets, was $1.7 million and $2.6 million as of December 31, 2025 and 2024, respectively. The Company's maximum loss exposure from this VIE, which factors in future funding commitments of $11.2 million and $14.2 million, was $12.9 million and $16.8 million as of December 31, 2025 and 2024, respectively. Since the investment period has concluded, the Company does not expect any capital calls will be made prospectively. The carrying value and maximum loss exposure of a second VIE, the Mortgage Debt Fund, LP, which invests in Real Estate Investment Trust ("REIT") qualifying assets was $6.0 million and $8.9 million as of December 31, 2025 and 2024, respectively. The Company's investment in VIEs is included in other invested assets on the consolidated balance sheets with changes in carrying value recorded in the consolidated statements of operations.

6.   Fair Value Measurements

The accounting standards related to fair value measurements define fair value, establish a framework for measuring fair value, outline a fair value hierarchy based on inputs used to measure fair value, and enhance disclosure requirements for fair value measurements. These standards do not change existing guidance as to whether or not an instrument is carried at fair value. The Company has determined that its fair value measurements are in accordance with the requirements of these accounting standards.

The Company's invested assets are carried at their fair value and are categorized based upon a fair value hierarchy:

- Level 1 – inputs utilize quoted prices (unadjusted) in active markets for identical assets that the Company has the ability to access at the measurement date.

- Level 2 – inputs utilize other than quoted prices included in Level 1 that are observable for similar assets, either directly or indirectly.

- Level 3 – inputs are unobservable for the asset, and include situations where there is little, if any, market activity for the asset.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset.

The following table presents information about the Company's invested assets measured at fair value on a recurring basis as of December 31, 2025 and 2024 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

As of December 31, 2025 (Dollars in thousands)	Fair Value Measurements			
	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities:				
U.S. treasuries	$ 640,629	$ —	$ —	$ 640,629
Obligations of states and political subdivisions	—	14,165	—	14,165
Mortgage-backed securities	—	199,060	—	199,060
Commercial mortgage-backed securities	—	56,828	—	56,828
Asset-backed securities	—	137,268	—	137,268
Corporate bonds	—	199,193	—	199,193
Foreign corporate bonds	—	78,359	—	78,359
Total fixed maturities	640,629	684,873	—	1,325,502
Equity securities	21,006	12,667	—	33,673
Total assets measured at fair value	$ 661,635	$ 697,540	$ —	$ 1,359,175

As of December 31, 2024 (Dollars in thousands)	Fair Value Measurements			
	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities:				
U.S. treasuries	$ 875,246	$ —	$ —	$ 875,246
Obligations of states and political subdivisions	—	16,335	—	16,335
Mortgage-backed securities	—	58,920	—	58,920
Commercial mortgage-backed securities	—	65,568	—	65,568
Asset-backed securities	—	135,427	—	135,427
Corporate bonds	—	156,096	—	156,096
Foreign corporate bonds	—	74,316	—	74,316
Total fixed maturities	875,246	506,662	—	1,381,908
Equity securities	—	12,284	—	12,284
Total assets measured at fair value	$ 875,246	$ 518,946	$ —	$ 1,394,192

The securities classified as Level 1 in the above tables consist of U.S. treasuries and equity securities actively traded on an exchange.

The securities classified as Level 2 in the above tables consist primarily of fixed maturities and preferred stocks. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities and preferred stocks, security prices are derived through recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information. If there are no recent reported trades, matrix or model processes are used to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Included in the pricing of asset-backed securities, collateralized mortgage obligations, and mortgage-backed securities are estimates of the rate of future prepayments of principal over the remaining life of the securities. Such estimates are derived based on the characteristics of the underlying structure and prepayment speeds previously experienced at the interest rate levels projected for the underlying collateral.

The following table presents changes in Level 3 investments measured at fair value on a recurring basis for the years ended December 31, 2025, 2024, and 2023:

	Years Ended December 31,		
(Dollars in thousands)	2025	2024	2023
Beginning balance	$ —	$ —	$ 4,571
Total gains / (losses) (realized / unrealized):			
Included in accumulated other comprehensive income (loss)	—	—	30
Included in earnings attributable to realized gains / losses	—	—	(290)
Amortization of bond premium and discount, net	—	—	5
Purchases	—	—	332
Sales	—	—	(4,648)
Ending balance	—	—	—
Gains (losses) included in earnings attributable to the change in unrealized gains (losses) related to assets still held at end of reporting period	$ —	$ —	$ (155)

Financial Instruments not Carried at Fair Value

Other invested assets consist of limited partnerships whose carrying value approximates fair value. The Company uses the equity method to account for investments in limited partnerships, which requires that its cost basis be updated to account for the income or loss earned on the investment. These investments are booked on a one quarter lag due to non-availability of data at the time the financial statements are prepared. The investment income (loss) associated with the limited partnerships is reflected in the consolidated statements of operations in the amounts of $1.4 million, $2.1 million, and $4.5 million for the years ended December 31, 2025, 2024, and 2023, respectively.

The following table provides the carrying value and future funding commitments related to these investments at December 31, 2025 and 2024.

	December 31, 2025		December 31, 2024	
(Dollars in thousands)	Carrying Value	Future Funding Commitment	Carrying Value	Future Funding Commitment
European Non-Performing Loan Fund, LP [1]	$ 1,728	$ 11,214	$ 2,628	$ 14,214
Mortgage Debt Fund, LP [2]	6,036	—	8,882	—
Global Debt Fund, LP [3]	9,333	—	17,903	—
Total	$ 17,097	$ 11,214	$ 29,413	$ 14,214

[1] This limited partnership invests in distressed securities and assets through senior and subordinated, secured and unsecured debt and equity, in both public and private large-cap and middle-market companies. The Company does not have the ability to sell or transfer its limited partnership interest without consent from the general partner. The Company does not have the contractual option to redeem its limited partnership interest but receives distributions based on the liquidation of the underlying assets. As of December 31, 2025, the Company has an unfunded commitment of $11.2 million. Since the investment period has concluded, the Company does not expect any capital calls will be made prospectively.

[2] This limited partnership invests in REIT qualifying assets such as mortgage loans, investor property loans, and commercial mortgage loans. The Company does not have the ability to sell or transfer its limited partnership interest without consent from the general partner. The Company does not have the contractual option to redeem its limited partnership interest but receives distributions based on the liquidation of the underlying assets.

[3] This limited partnership invests in performing, stressed or distressed securities and loans across the global fixed income markets as well as other securities that offer attractive investment opportunities. The Company does have the contractual option to withdraw all or a portion of its limited partnership interest by providing notice to the fund. On July 31, 2023, the Company provided the Global Debt Fund, LP with a formal withdrawal request to fully redeem the partnership interest. Partial redemption proceeds of $9.2 million and $8.7 million were received during the years ended December 31, 2025 and 2024, respectively.

Pricing

The Company's pricing vendors provide prices for all investment categories except for investments in limited partnerships. Two primary vendors are utilized to provide prices for equity and fixed maturity securities.

The following is a description of the valuation methodologies used by the Company's pricing vendors for investment securities carried at fair value:

- Equity security prices are received from primary and secondary exchanges.

- Corporate and agency bonds, as well as preferred stock, are evaluated by utilizing a spread to a benchmark curve. Bonds with similar characteristics are grouped into specific sectors. Inputs for both asset classes consist of trade prices, broker quotes, the new issue market, and prices on comparable securities.

- Data from commercial vendors is aggregated with market information, then converted into an option adjusted spread ("OAS") matrix and prepayment model used for collateralized mortgage obligations ("CMO"). CMOs are categorized with mortgage-backed securities in the tables listed above. For asset-backed securities, spread data is derived from trade prices, dealer quotations, and research reports. For both asset classes, evaluations utilize standard inputs plus new issue data, and collateral performance. The evaluated pricing models incorporate cash flows, broker quotes, market trades, historical prepayment speeds, and dealer projected speeds.

- For obligations of state and political subdivisions, an attribute-based modeling system is used. The pricing model incorporates trades, market clearing yields, market color, and fundamental credit research.

- U.S. treasuries are evaluated by obtaining feeds from a number of live data sources including primary and secondary dealers as well as inter-dealer brokers.

- For mortgage-backed securities, various external analytical products are utilized and purchased from commercial vendors.

The Company performs certain procedures to validate whether the pricing information received from the pricing vendors is reasonable, to ensure that the fair value determination is consistent with accounting guidance, and to ensure that its assets are properly classified in the fair value hierarchy. The Company's procedures include, but are not limited to:

- Reviewing periodic reports provided by the Investment Manager that provides information regarding rating changes and securities placed on watch. This procedure allows the Company to understand why a particular security's market value may have changed or may potentially change.

- Understanding and periodically evaluating the various pricing methods and procedures used by the Company's pricing vendors to ensure that investments are properly classified within the fair value hierarchy.

- On a quarterly basis, the Company corroborates investment security prices received from its pricing vendors by obtaining pricing from a second pricing vendor for a sample of securities.

During 2025 and 2024, the Company has not adjusted quotes or prices obtained from the pricing vendors.

7. Goodwill and Intangible Assets

Goodwill

As a result of an acquisition in 2010, the Company has goodwill within the Belmont Core segment of $4.8 million at December 31, 2025 and 2024. The goodwill represents the excess purchase price over the Company's best estimate of the fair value of the assets acquired. There were no changes in the carrying value of Belmont Core's goodwill during 2025 and 2024 and there were no accumulated impairment losses at December 31, 2025 and 2024. Impairment testing performed in 2025, 2024, and 2023 did not result in an impairment of goodwill within the Belmont Core segment.

Intangible assets

The following table presents details of the Company's intangible assets as of December 31, 2025:

(Dollars in thousands) Description	Weighted Average Amortization Period	Cost	Accumulated Amortization	Impairment	Net Value
Trademarks	Indefinite	$ 5,480	$ —	$ —	$ 5,480
Tradenames	Indefinite	4,200	—	—	4,200
State insurance licenses	Indefinite	5,000	—	—	5,000
Customer relationships	15 years	5,330	5,302	—	28
Developed technology	5 years	2,290	153	—	2,137
		$ 22,300	$ 5,455	$ —	$ 16,845

In connection with the acquisition of Sayata, the Company acquired intangible assets of $3.0 million which are included in the table above. They consist of developed technology of $2.3 million, trademarks of $0.7 million, and customer relationships of less than $0.1 million. See Note 2 for additional information on the acquisition of Sayata.

The following table presents details of the Company's intangible assets as of December 31, 2024:

(Dollars in thousands) Description	Weighted Average Amortization Period	Cost		Accumulated Amortization		Impairment		Net Value
Trademarks	Indefinite	$	4,800	$	—	$	—	$	4,800
Tradenames	Indefinite		4,200		—		—		4,200
State insurance licenses	Indefinite		5,000		—		—		5,000
Customer relationships	15 years		5,300		5,197		—		103
		$	19,300	$	5,197	$	—	$	14,103

Amortization related to the Company's definite lived intangible assets was $0.3 million, $0.4 million, and $0.4 million for the years ended December 31, 2025, 2024, and 2023, respectively. The weighted average amortization period for total definite lived intangible assets was 12.0 years and 15.0 years at December 31, 2025 and 2024, respectively.

The Company expects that amortization expense for the next five years will be as follows:

(Dollars in thousands)		
2026	$	464
2027		464
2028		464
2029		464
2030		309

Intangible assets with indefinite lives

As of December 31, 2025 and 2024, indefinite lived intangible assets, which are comprised of tradenames, trademarks, and state insurance licenses, was $14.7 million and $14.0 million, respectively.

There was no impairment of intangible assets with indefinite lives in 2025, 2024, and 2023.

Intangible assets with definite lives

As of December 31, 2025 and 2024, definite lived intangible assets, net of accumulated amortization, were $2.2 million and $0.1 million, respectively, and were comprised of customer relationships.

There was no impairment of intangible assets with definite lives in 2025, 2024, and 2023.

8. Allowance for Expected Credit Losses - Premium Receivables and Reinsurance Receivables

For premium receivables, the allowance is based upon the Company's ongoing review of key aspects of amounts outstanding, including but not limited to, length of collection periods, direct placement with collection agencies, solvency of insured, agents, or reinsurers on assumed reinsurance, terminated agents, and other relevant factors.

The following table is an analysis of the allowance for expected credit losses related to the Company's premium receivables for the years ended December 31, 2025 and 2024:

		Years Ended December 31,		
(Dollars in thousands)		2025		2024
Beginning balance	$	3,530	$	4,796
Current period provision for expected credit losses		328		(609)
Write-offs		(218)		(657)
Ending balance	$	3,640	$	3,530

For reinsurance receivables, the allowance is based upon the Company's ongoing review of key aspects of amounts outstanding, including but not limited to, length of collection periods, disputes, applicable coverage defenses, insolvent reinsurers, financial strength of solvent reinsurers based on AM Best Ratings and other relevant factors.

The following table is an analysis of the allowance for expected credit losses related to the Company's reinsurance receivables for the years ended December 31, 2025 and 2024:

(Dollars in thousands)	Years Ended December 31,			
	2025		2024	
Beginning balance	$	8,992	$	8,992
Current period provision for expected credit losses		(3,320)		—
Write-offs (1)		(4,184)		—
Ending balance	$	1,488	$	8,992

(1) Amounts written off represent reinsurance receivables from defunct reinsurers for which the Company had previously recorded an allowance for expected credit losses.

9. Reinsurance

The Company cedes risk to unrelated reinsurers on a pro rata ("quota share") and excess of loss basis in the ordinary course of business to limit its net loss exposure on direct business insurance contracts. Reinsurance ceded arrangements do not discharge the Company of primary liability. Moreover, reinsurers may fail to pay the Company due to a lack of reinsurer liquidity, perceived improper underwriting, and losses for risks that are excluded from reinsurance coverage and other similar factors, all of which could adversely affect the Company's financial results.

The Company had the following reinsurance balances as of December 31, 2025 and 2024:

(Dollars in thousands)	December 31, 2025		December 31, 2024	
Reinsurance receivables, net	$	62,595	$	66,855
Collateral securing reinsurance receivables		(8,611)		(6,461)
Reinsurance receivables, net of collateral	$	53,984	$	60,394
Allowance for expected credit losses	$	1,488	$	8,992
Prepaid reinsurance premiums		3,607		3,320

As of December 31, 2025, the Company had the following aggregated unsecured reinsurance receivables from one reinsurer that exceeded 3% of shareholders' equity. Unsecured reinsurance receivables include amounts receivable for paid and unpaid losses and loss adjustment expenses, less amounts secured by collateral.

(Dollars in thousands)	Reinsurance Receivables		AM Best Ratings (As of December 31, 2025)
Munich Re America Corporation	$	30,964	A+

The effect of reinsurance on premiums written and earned is as follows:

(Dollars in thousands)	Written		Earned	
For the year ended December 31, 2025:				
Direct	$	356,552	$	359,146
Assumed		42,316		40,406
Ceded		(11,066)		(10,780)
Net premiums	$	387,802	$	388,772
For the year ended December 31, 2024:				
Direct	$	369,818	$	354,747
Assumed		19,940		34,451
Ceded		(10,568)		(12,206)
Net premiums	$	379,190	$	376,992
For the year ended December 31, 2023:				
Direct	$	350,748	$	376,288
Assumed		65,649		126,611
Ceded		(17,078)		(29,542)
Net premiums	$	399,319	$	473,357

Ceded losses and loss adjustment expenses incurred were $10.0 million, ($6.3) million, and $27.6 million for the years ended December 31, 2025, 2024, and 2023, respectively.

10. Income Taxes

Global Indemnity Group, LLC is a publicly traded partnership for U.S. federal income tax purposes and meets the qualifying income exception to maintain partnership status. As a publicly traded partnership, Global Indemnity Group, LLC is generally not subject to federal income tax and most state income taxes. However, income earned by the subsidiaries of Global Indemnity Group, LLC is subject to corporate tax in the United States and certain foreign jurisdictions.

As of December 31, 2025, the Company conducts business in the United States, where the statutory income tax rate is 21%, and performs certain functions in Ireland, where the statutory income tax rate on trading income is 12.5%, and in Israel, where the statutory income tax rate is 23%. The statutory income tax rate of each country is applied against the expected annual taxable income of the Company in each country to estimate the annual income tax expense.

The following table summarizes the components of income tax expense:

			Years Ended December 31,			
(Dollars in thousands)		2025		2024		2023
Current income tax expense:						
U.S. Federal	$	6,404	$	374	$	2,207
State		744		—		—
Foreign		66		41		14
Total current income tax expense		7,214		415		2,221
Deferred income tax expense:						
U.S. Federal		751		11,300		5,326
Total deferred income tax expense		751		11,300		5,326
Total income tax expense	$	7,965	$	11,715	$	7,547

The tax provision has been calculated using income before income taxes in each jurisdiction multiplied by that jurisdiction's applicable statutory tax rate. The Company's income before income taxes by jurisdiction was as follows:

			Years Ended December 31,			
(Dollars in thousands)		2025		2024		2023
United States	$	32,902	$	54,805	$	32,785
Foreign		396		151		191
Total income before income taxes	$	33,298	$	54,956	$	32,976

The following table summarizes the differences between the actual income tax expense and differences from the income tax calculated at the statutory U.S. federal tax rate:

| | Years Ended December 31, | | | | | | | | |
| | 2025 | | 2024 | | 2023 | | | | |
(Dollars in thousands)	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income	Amount	% of Pre-Tax Income
U.S. federal income tax at statutory rate	$ 6,993	21.0%	$ 11,541	21.0%	$ 6,925	21.0%
State income tax, net of federal income tax effect (1)	590	1.8	—	—	—	—
Foreign tax effects	(18)	(0.1)	9	—	(26)	(0.1)
Effect of changes in tax laws or rate enacted in the current period	—	—	—	—	—	—
Effect of cross-border tax laws (2)	38	0.1	(11)	—	40	0.1
Tax credits	—	—	—	—	—	—
Changes in valuation allowance	—	—	—	—	—	—
Nontaxable or nondeductible items						
Non-deductible executive compensation	655	2.0	420	0.7	1,753	5.3
Parent income treated as partnership for tax	(283)	(0.8)	(934)	(1.7)	(1,260)	(3.8)
Transaction costs	—	—	653	1.2	—	—
Other	(10)	(0.1)	37	0.1	115	0.4
Change in unrecognized tax benefits	—	—	—	—	—	—
Income tax expense	$ 7,965	23.9%	$ 11,715	21.3%	$ 7,547	22.9%

(1) State income taxes in Pennsylvania made up the majority (greater than 50 percent) of the tax effect in this category.
(2) The Company made a policy election to present the tax effect of cross border tax and its related tax credit on a net basis.

The effective income tax rate for 2025 was 23.9%, compared to 21.3% for 2024. The increase was primarily driven by (i) state income taxes, which reflected increased state taxable income resulting from the utilization of net operating loss carryforward and changes in the Company's filing profile following its internal reorganization in 2024, (ii) higher non-deductible executive compensation, and (iii) the impact of changes in income or loss at the parent company, treated as a partnership for tax purposes.

The effective income tax rate for 2024 was 21.3% compared to 22.9% for 2023. The differences between years are primarily due to the change in income or loss at the parent company, treated as a partnership for tax purposes, as well as the impact of non-tax deductible transaction costs related to the Company's internal reorganization executed in 2024.

In 2024, the intra-entity transfers of certain intangible assets related to the Company's internal reorganization resulted in tax expense on sale of $3.8 million, offset by the establishment of deferred tax assets and related tax benefits of $3.8 million. The tax-deductible amortization related to the transferred intangible assets will be recognized over a period of 15 years.

Income taxes paid were as follows:

| | Years Ended December 31, | | |
(Dollars in thousands)	2025	2024	2023
Income taxes paid			
Federal	$ 8,856	$ 2,794	$ 613
State	129	—	—
Foreign	28	—	—
Total Income Tax Paid	$ 9,013	$ 2,794	$ 613

The increase in income taxes paid during 2025 reflects the decline in net operating loss carryforwards available to offset Belmont Holdings GX, Inc.'s federal taxes in 2025.

The tax effects of temporary differences that give rise to the net deferred tax assets at December 31, 2025 and 2024 are presented below:

(Dollars in thousands)	2025		2024	
Deferred tax assets:				
Discounted unpaid losses and loss adjustment expenses	$	8,954	$	9,429
Unearned premiums		7,523		7,564
Net operating loss carryforward		1,535		4,352
Partnership K1 basis differences		97		943
Capital loss carryforwards		7,072		4,546
Investment impairments		362		390
Stock options		615		462
Stat-to-GAAP reinsurance reserve		312		1,668
Unrealized loss on securities available-for-sale		920		2,526
Change in market value on equity portfolio		1,246		412
Software		—		1,045
Intangible assets		3,405		3,805
Lease liability		1,876		—
Accrued bonuses		1,753		169
Goodwill		—		172
Other		1,560		1,218
Total deferred tax assets		37,230		38,701
Deferred tax liabilities:				
Intangible assets		2,940		2,961
Deferred acquisition costs		8,649		8,639
Bond discount		902		3,989
Right of use assets		1,715		—
Software		624		128
Other		2,324		525
Total deferred tax liabilities		17,154		16,242
Total net deferred tax assets	$	20,076	$	22,459

The deferred tax assets and deferred tax liabilities listed in the table above relate to temporary differences between the Company's accounting and tax carrying values and carryforwards for its companies in the United States. Management believes it is more likely than not that the remaining deferred tax assets will be completely utilized in future years. As a result, the Company has not recorded a valuation allowance at December 31, 2025 and 2024.

The Company has a net operating loss ("NOL") carryforward and a capital loss carryforward of $7.3 million and $33.7 million, respectively, as of December 31, 2025. The capital loss carryforward begins to expire in 2027 based on when the original carryforwards were generated. The Company's NOL carryforward and capital loss carryforward were $20.7 million and $21.6 million, respectively, as of December 31, 2024.

The Company and some of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various U.S. states and certain foreign jurisdictions. The Company is no longer subject to U.S. federal tax examinations by tax authorities for tax years before 2022.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties whereby it only recognizes those tax benefits that have a greater than 50% likelihood of being sustained upon examination by relevant taxing authorities. All tax benefits recognized by the Company in 2025, 2024, and 2023 have a greater than 50% likelihood of being sustained upon examination by relevant taxing authorities.

The Company classifies all interest and penalties related to uncertain tax positions as income tax expense. The Company did not incur any interest and penalties related to uncertain tax positions during the years ended December 31, 2025, 2024, and 2023. As of December 31, 2025, the Company did not record any significant liabilities for tax-related interest and penalties on its consolidated balance sheets.

On July 4, 2025, the U.S enacted the One Big Beautiful Bill Act (the "Act"). The Act includes provisions to expense previously deferred domestic research and development costs, increase bonus depreciation and modify the international tax framework. The Act did not have a material impact on the Company's consolidated financial statements.

11.   Liability for Unpaid Losses and Loss Adjustment Expenses

Consolidated Activity

Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

			Years Ended December 31,			
(Dollars in thousands)		2025		2024		2023
Balance at beginning of period	$	800,391	$	850,599	$	832,404
Less: ceded reinsurance receivables		60,754		72,829		73,021
Net balance at beginning of period		739,637		777,770		759,383
Net losses and loss adjustment expenses related to:						
Current year		219,218		213,118		279,609
Prior years		9,061		72		9,544
Total net losses and loss adjustment expenses		228,279		213,190		289,153
Paid net losses and loss adjustment expenses related to:						
Current year		60,004		40,063		72,717
Prior years		218,619		211,260		198,049
Total paid net losses and loss adjustment expenses		278,623		251,323		270,766
Net balance at end of period		689,293		739,637		777,770
Plus: ceded reinsurance receivables		60,898		60,754		72,829
Balance at end of period	$	750,191	$	800,391	$	850,599

When analyzing unpaid losses and loss adjustment expenses ("loss reserves") and prior year development, the Company considers many factors, including the frequency and severity of claims, loss trends, case reserve settlements that may have resulted in significant development, and any other additional or pertinent factors that may impact reserve estimates.

During 2025, the Company increased its prior accident year loss reserves by $9.1 million, which consisted of a $9.9 million increase related to Belmont Core and a $0.8 million decrease related to Belmont Non-Core.

- Belmont Core had an increase of $9.9 million consisting of (i) $6.1 million decrease for property lines primarily related to the 2019, 2020, and 2022 through 2024 accident years and (ii) $15.9 million increase for casualty lines primarily related to the 2020 through 2022 accident years mainly due to increased severity on claims of terminated products.

- Belmont Non-Core had a decrease of $0.8 million consisting of (i) $3.7 million decrease for property lines primarily related to the 2016 through 2023 accident years and (ii) $2.9 million increase for casualty lines primarily related to the 1989 and prior and 2021 through 2023 accident years mainly due to increased severity on claims.

During 2024, the Company increased its prior accident year loss reserves by $0.1 million, which consisted of a $1.8 million increase related to Belmont Core and a $1.7 million decrease related to Belmont Non-Core.

- Belmont Core had an increase of $1.8 million consisting of a $12.0 million increase for casualty lines across various accident years mainly due to severity offset by a $10.2 million decrease for property lines primarily related to the 2020 through 2023 accident years mainly due to severity.

- Belmont Non-Core had a decrease of $1.7 million mainly driven by severity on its casualty lines consisting of (i) a decrease of $7.8 million primarily related to accident years 2017 and 2019, (ii) an increase of $6.1 million related to accident years 2022 and 2023.

During 2023, the Company increased its prior accident year loss reserves by $9.5 million, which consisted of a $29.9 million increase related to Belmont Core and a $20.3 million decrease related to Belmont Non-Core.

- Belmont Core had an increase of $29.9 million consisting of (i) a $28.6 million increase for general liability mainly reflecting higher than expected claims severity in accident years 2018 through 2022, partially offset by decreases in the 1998, 2000 through 2010, 2012 and 2014 through 2017 accident years and (ii) a $1.3 million increase for property which primarily recognizes higher than expected claims severity in the 2016, 2019, 2020 and 2022 accident years, partially offset by decreases in the 2015 and 2021 accident years.

- Belmont Non-Core had a decrease of $20.3 million consisting of (i) a $0.8 million increase for property mainly recognizing higher than expected claims severity in the 2021 and 2022 accident years, partially offset by decreases in the 2016, 2018 and 2020 accident years, (ii) a $10.2 million increase for general liability primarily recognizing higher than expected claims severity in accident years prior to 1990 and 2019 through 2022, partially offset by decreases in the 1995, 2013, 2014 and 2016 through 2018 accident years, and (iii) a $31.2 million decrease in reinsurance which is comprised of a $17.7 million decrease in the property lines in the 2013 through 2021 accident years; a $7.2 million decrease recognized in professional lines in the 2017 and 2019 through 2021 accident years, partially offset by increases in the 2016 and 2022 accident years; and a $6.3 million decrease in general liability mainly in the 2012 and 2019 through 2022 accident years.

Prior to 2001, the Company underwrote multi-peril business insuring general contractors, developers, and sub-contractors primarily involved in residential construction that has resulted in significant exposure to construction defect ("CD") claims. The Company's reserves for CD claims are established based upon Management's best estimate in consideration of known facts, existing case law, and generally accepted actuarial methodologies. However, due to the inherent uncertainty concerning this type of business, the ultimate exposure for these claims may vary significantly from the amounts currently recorded. As of December 31, 2025 and 2024, gross reserves for CD claims were $21.6 million and $25.8 million, respectively, and net reserves for CD claims were $21.0 million and $24.8 million, respectively.

The Company has exposure to asbestos and environmental ("A&E") claims. The asbestos exposure primarily arises from the sale of product liability insurance, and the environmental exposure arises from the sale of general liability and commercial multi-peril insurance. In establishing the liability for unpaid losses and loss adjustment expenses related to A&E exposures, management considers facts currently known and the current state of the law and coverage litigation. Liabilities are recognized for known claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, liabilities have been established to cover additional exposures on both known and unasserted claims. Estimates of the liabilities are reviewed and updated regularly. Case law continues to evolve for such claims, and uncertainty exists about the outcome of coverage litigation and whether past claim experience will be representative of future claim experience. Included in net unpaid losses and loss adjustment expenses as of December 31, 2025, 2024, and 2023 were IBNR reserves of $9.5 million, $15.2 million, and $17.3 million, respectively, and case reserves of approximately $3.8 million, $5.5 million, and $3.8 million, respectively, for known A&E-related claims.

The following table shows the Company's gross reserves for A&E losses:

(Dollars in thousands)	Years Ended December 31,		
	2025	2024	2023
Gross reserve for A&E losses and loss adjustment expenses – beginning of period	$ 35,888	$ 36,831	$ 37,142
Plus: Change in incurred losses and loss adjustment expenses	46	179	1,419
Less: Payments	9,793	1,122	1,730
Gross reserves for A&E losses and loss adjustment expenses – end of period	$ 26,141	$ 35,888	$ 36,831

The following table shows the Company's net reserves for A&E losses:

(Dollars in thousands)	Years Ended December 31,		
	2025	2024	2023
Net reserve for A&E losses and loss adjustment expenses – beginning of period	$ 20,696	$ 21,107	$ 21,647
Plus: Change in incurred losses and loss adjustment expenses	1,815	2	(1)
Less: Payments	9,153	413	539
Net reserves for A&E losses and loss adjustment expenses – end of period	$ 13,358	$ 20,696	$ 21,107

Establishing reserves for A&E and other mass tort claims involves more judgment than other types of claims due to factors including, but not limited to, inconsistent court decisions, an increase in bankruptcy filings as a result of asbestos-related liabilities, and judicial interpretations that often expand theories of recovery and broaden the scope of coverage. The insurance industry continues to receive a substantial number of asbestos-related bodily injury claims, with an increasing focus being directed toward other parties, including installers of products containing asbestos rather than against asbestos manufacturers. This shift has resulted in significant insurance coverage litigation implicating applicable coverage defenses or determinations, if any, including but not limited to, determinations as to whether or not an asbestos-related bodily injury claim is subject to aggregate limits of liability found in most comprehensive general liability policies.

As of December 31, 2025, 2024, and 2023, the survival ratio on a gross basis for the Company's open A&E claims was 6.2 years, 14.3 years, and 15.1 years, respectively. As of December 31, 2025, 2024, and 2023, the survival ratio on a net basis for the Company's open A&E claims was 4.0 years, 19.1 years, and 20.9 years, respectively. The survival ratio, which is the ratio of gross or net reserves to the 3-year average of annual paid claims, is a financial measure that indicates how long the current amount of gross or net reserves are expected to last based on the current rate of paid claims.

Line of Business Categories

The following is information, presented by lines of business with similar characteristics including similar payout patterns, about incurred and paid claims development as of December 31, 2025, net of reinsurance, as well as cumulative claim frequency and the total of incurred-but-not-reported liabilities included within the net incurred claims amounts. The years included represent the number of years for which claims incurred typically remain outstanding but need not exceed 10 years including the most recent report period presented.

The information about incurred and paid claims development for the years ended December 31, 2016 to 2024, is presented as required supplementary unaudited information.

Belmont Core

Property and Casualty Methodologies

Belmont Core's internal actuarial reserve reviews were completed for loss and allocated loss adjustment expenses ("ALAE") separately for property excluding catastrophe experience, property catastrophes, and casualty reserve categories. The internal actuarial reserve reviews were completed with data through December 2025. Actuarial methodologies, such as the Loss Development, Expected Loss Ratio, Average Loss, and Bornhuetter-Ferguson methods, were employed to develop estimates of ultimate loss & ALAE for most reserve categories. Management's ultimate selections considered the internal actuarial review and a third-party actuarial review completed during the fourth quarter of 2025. Case incurred is subtracted from the management selected ultimates to obtain the booked IBNR reserves. These methodologies are consistent with last year.

Belmont Core's cumulative claim frequency has been calculated at the claim level and includes claims closed without payment.

Belmont Core – Property

(Dollars in thousands)

Accident Year	Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,			As of December 31, 2025	
	2023	2024	2025	IBNR (1)	Cumulative Number of Reported Claims
	(unaudited)	(unaudited)			
2023	$ 72,862	$ 71,298	$ 69,922	$ 2,937	3,064
2024		88,354	85,008	7,407	3,760
2025			85,142	24,777	1,995
		Total	$ 240,072		

Accident Year	Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,		
	2023	2024	2025
	(unaudited)	(unaudited)	
2023	$ 50,543	$ 64,492	$ 66,502
2024		51,575	74,087
2025			51,153
		Total	$ 191,742

All outstanding liabilities for the accident years presented, net of reinsurance	$ 48,330
All outstanding liabilities before 2023, net of reinsurance	4,387
Liabilities for unpaid losses and loss adjustment expenses, net of reinsurance	$ 52,717

(1)   Incurred-but-not-reported liabilities plus expected development on reported claims

The following is required supplementary information about average historical claims duration as of December 31, 2025:

Year	Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance (Unaudited)		
	1	2	3
Belmont Core - Property	64.3%	23.2%	2.9%

Belmont Core – Casualty

(Dollars in thousands)

Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
For the Years Ended December 31, — **As of December 31, 2025**

Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	IBNR (1)	Cumulative Number of Reported Claims
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)			
2016	$ 45,684	$ 45,230	$ 44,758	$ 43,055	$ 42,798	$ 42,237	$ 42,291	$ 42,166	$ 41,622	$ 41,506	$ 283	1,654
2017		46,050	45,970	44,720	44,078	45,071	45,581	45,212	43,503	43,830	1,124	1,675
2018			48,830	48,450	47,783	47,175	47,726	47,721	48,100	50,014	654	2,028
2019				59,512	59,384	61,055	63,139	69,013	72,663	75,808	2,254	2,379
2020					72,149	71,693	75,412	86,132	90,542	97,880	2,673	2,579
2021						96,705	96,268	108,042	114,164	120,954	3,755	3,289
2022							123,985	129,796	130,487	134,126	19,843	3,492
2023								122,770	123,133	118,133	44,477	2,537
2024									113,767	112,615	69,768	1,918
2025										127,360	104,727	1,383
									Total	$ 922,226		

Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance

For the Years Ended December 31,

Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	
2016	$ 3,478	$ 11,130	$ 17,314	$ 28,601	$ 33,734	$ 36,472	$ 38,597	$ 39,466	$ 39,924	$ 40,663
2017		4,412	10,286	19,818	26,834	31,766	36,672	39,833	40,137	41,824
2018			3,575	11,622	17,714	27,571	34,019	41,133	44,556	45,985
2019				4,818	12,015	24,082	38,153	51,672	61,450	67,370
2020					3,795	14,672	33,882	55,914	68,866	82,430
2021						5,639	20,405	44,663	67,334	93,039
2022							10,346	29,358	55,355	88,052
2023								7,378	23,662	45,528
2024									6,571	23,672
2025										7,235
									Total	$ 535,798

All outstanding liabilities for the accident years presented, net of reinsurance	$ 386,428
All outstanding liabilities before 2016, net of reinsurance	3,608
Liabilities for unpaid losses and loss adjustment expenses, net of reinsurance	$ 390,036

(1) Incurred-but-not-reported liabilities plus expected development on reported claims

The following is required supplementary information about average historical claims duration as of December 31, 2025:

Average Annual Percentage Payout of Incurred Losses by Age,
Net of Reinsurance (Unaudited)

Year	1	2	3	4	5	6	7	8	9	10
Belmont Core - Casualty	6.6%	13.8%	17.8%	21.0%	14.8%	11.8%	6.7%	1.9%	2.5%	1.8%

Belmont Non-Core

Property and Casualty Methodologies

Belmont Non-Core's internal actuarial reserve reviews were completed for loss and ALAE separately for property excluding catastrophe experience, property catastrophes, and casualty reserve categories. The internal actuarial reserve reviews were completed with data through December 2025. Actuarial methodologies, such as the Loss Development, Expected Loss Ratio, Average Loss, and Bornhuetter-Ferguson methods, were employed to develop estimates of ultimate loss & ALAE. Additional actuarial methodologies were employed to develop estimates of ultimate loss & ALAE for mass tort reserve categories due to the unique characteristics of the exposures involved. Management's ultimate selections considered the internal actuarial review and a third-party actuarial review completed during the fourth quarter of 2025. Case incurred is subtracted from the management selected ultimates to obtain the booked IBNR reserves. These methodologies are consistent with last year.

Belmont Non-Core includes experience for reinsurance contracts which the Company does not have direct access to claim frequency information, so claim frequency information will not be provided for Belmont Non-Core as it is not available for all the experience contained within this category.

Belmont Non-Core – Property

(Dollars in thousands)

Accident Year	Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,				As of December 31, 2025	
	2022	2023	2024	2025	IBNR (1)	Cumulative Number of Reported Claims
	(unaudited)	(unaudited)	(unaudited)			
2022	$ 44,668	$ 47,558	$ 47,765	$ 46,806	$ 1,353	8,758
2023		10,105	9,724	9,548	1,452	3,273
2024			179	167	134	176
2025				72	38	26
			Total	$ 56,593		

Accident Year	Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,			
	2022	2023	2024	2025
	(unaudited)	(unaudited)	(unaudited)	
2022	$ 35,635	$ 43,468	$ 45,613	$ 45,313
2023		7,802	8,008	8,095
2024			32	32
2025				34
			Total	$ 53,474

All outstanding liabilities for the accident years presented, net of reinsurance	$ 3,119
All outstanding liabilities before 2022, net of reinsurance	34,411
Liabilities for unpaid losses and loss adjustment expenses, net of reinsurance	$ 37,530

(1) Incurred-but-not-reported liabilities plus expected development on reported claims

The following is required supplementary information about average historical claims duration as of December 31, 2025.

Year	Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance (Unaudited)			
	1	2	3	4
Belmont Non-Core - Property	76.9%	14.2%	4.0%	1.2%

Belmont Non-Core – Casualty

(Dollars in thousands)

Accident Year	Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,										As of December 31, 2025	
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	IBNR (1)	Cumulative Number of Reported Claims
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)			
2016	$ 33,548	$ 33,246	$ 32,042	$ 29,685	$ 30,308	$ 30,047	$ 26,130	$ 29,460	$ 29,556	$ 29,478	$ 685	—
2017		32,645	32,097	31,138	32,040	31,077	31,260	26,168	24,629	24,179	685	—
2018			29,798	30,168	31,126	34,749	35,067	34,131	35,965	42,042	648	—
2019				36,892	36,933	40,469	41,398	37,619	35,919	35,200	3,114	—
2020					55,088	56,041	57,890	53,765	53,651	51,251	9,194	—
2021						76,971	79,396	81,538	80,870	80,157	22,946	—
2022							109,182	114,189	118,123	118,487	47,431	—
2023								66,102	68,229	70,853	35,797	—
2024									4,272	4,274	2,877	—
2025										$ 192	(13)	—
									Total	$ 456,113		

Accident Year	Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,									
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	
2016	$ 4,164	$ 9,782	$ 14,495	$ 18,196	$ 19,383	$ 22,005	$ 23,539	$ 25,791	$ 27,355	$ 27,441
2017		2,633	7,230	11,915	18,263	20,183	21,912	22,904	23,207	23,282
2018			2,063	6,769	13,320	19,773	23,041	25,403	31,092	38,698
2019				2,406	7,814	15,271	21,877	25,553	28,016	29,883
2020					3,346	12,074	18,816	27,235	32,237	37,407
2021						4,820	11,121	23,355	37,785	47,709
2022							4,517	14,607	33,305	53,749
2023								4,000	11,077	23,458
2024									378	885
2025										140
									Total	$ 282,652

All outstanding liabilities for the accident years presented, net of reinsurance	$ 173,461
All outstanding liabilities before 2016, net of reinsurance	21,138
Liabilities for unpaid losses and loss adjustment expenses, net of reinsurance	$ 194,599

(1) Incurred-but-not-reported liabilities plus expected development on reported claims

The following is required supplementary information about average historical claims duration as of December 31, 2025:

Year	Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance (Unaudited)									
	1	2	3	4	5	6	7	8	9	10
Belmont Non-Core - Casualty	14.1%	13.3%	16.7%	17.8%	8.7%	7.7%	7.0%	9.0%	2.8%	0.3%

The reconciliation of the net incurred and paid claims development tables to the liability for unpaid losses and loss adjustment expenses in the consolidated balance sheets as of December 31, 2025 is as follows:

Net outstanding liabilities		
Belmont Core – Property	$	52,717
Belmont Core – Casualty		390,036
Belmont Non-Core – Property		37,530
Belmont Non-Core – Casualty		194,599
Liabilities for unpaid losses and loss adjustment expenses, net of reinsurance		674,882
Reinsurance recoverable on unpaid losses		
Belmont Core – Property		1,145
Belmont Core – Casualty		7,255
Belmont Non-Core – Property		19,149
Belmont Non-Core – Casualty		33,349
Total reinsurance recoverable on unpaid losses		60,898
Other outstanding liabilities		
Belmont Core		
Ceded Allowance		—
Unallocated losses adjustment expenses		10,603
Loss Clearing		(610)
Belmont Non-Core		
Ceded Allowance		1,488
Unallocated losses adjustment expenses		3,565
Loss Clearing		(70)
Other		(565)
Total other outstanding liabilities		14,411
Total gross liability for unpaid losses and loss adjustment expenses	$	750,191

12. Leases

The Company leases office space and equipment under various operating lease arrangements. The Company's leases have remaining lease terms ranging from 10 months to 7 years. In December 2024, the Company entered into a new lease at its principal location in Bala Cynwyd, Pennsylvania through December 31, 2032. The principal changes in terms include less square footage, lower cost per square foot, and enhanced services provided by the building manager. The ROU asset and lease liability associated with the Bala Cynwyd lease were revalued as of the effective date of the lease, resulting in a $0.9 million adjustment which reduced acquisition costs and other operating expenses on the Company's Consolidated Statements of Operations during the year ended December 31, 2024.

The components of lease expenses were as follows:

	Years Ended December 31,					
(Dollars in thousands)		2025		2024		2023
Operating lease expenses	$	1,631	$	2,032	$	2,052
Short-term lease expenses		37		32		12
Sublease income (1)		(360)		(331)		(331)
Total lease expenses	$	1,308	$	1,733	$	1,733

(1) In connection with the sale of the renewal rights related to the Company's manufactured and dwelling homes business in 2021, K2 is subleasing approximately one third of the Company's Scottsdale, Arizona office. The Company exercised its early termination clause in the Scottsdale, Arizona lease and expects to receive $1.8 million in sublease payments between October 2021 through October 2026.

Supplemental cash flow information related to leases was as follows:

(Dollars in thousands)		Years Ended December 31,					
		2025		**2024**		**2023**	
Cash paid for amounts included in the measurement of liabilities:							
Operating leases	$	1,308	$	1,733	$	1,852	
Right-of-use assets obtained in exchange for new lease obligations:							
Operating leases	$	—	$	158	$	—	

Supplemental balance sheet information related to leases was as follows:

The table below presents the lease-related assets and liabilities recorded on the consolidated balance sheets.

(Dollars in thousands)	Classification on the consolidated balance sheets		December 31,		
			2025		**2024**
Assets:					
Operating lease assets	Lease right of use assets	$	8,166	$	9,295
Liabilities:					
Operating lease liabilities	Lease liabilities	$	8,331	$	10,371
Weighted-average remaining lease term					
Operating leases			6.1 years		4.3 years
Weighted-average discount rate					
Operating leases (1)			4.5%		4.2%

(1) Represents the Company's incremental borrowing rate at the time the leases were contracted.

At December 31, 2025, future minimum lease payments under non-cancelable operating leases were as follows:

(Dollars in thousands)		Operating Leases (1)		Expected Sublease Income
2026	$	2,173	$	406
2027		1,216		—
2028		1,225		—
2029		1,248		—
2030		1,272		—
Thereafter		2,614		—
Total future minimum lease payments		9,748		406
Less: amount representing interest		1,417		—
Present value of minimum lease payments	$	8,331	$	406

(1) Includes future minimum lease payments of $1.2 million on leases that have been impaired because the property is no longer in use.

13. Shareholders' Equity

Amendment of the Limited Liability Company Agreement

Effective January 16, 2025, the Company amended and restated its Second Amended and Restated Limited Liability Company Agreement (such amended and restated agreement, and as subsequently amended, the Third Amended and Restated Limited Liability Company Agreement ("LLCA")). The LLCA incorporates certain amendments, including, the authorization of 5,000,000 class A common shares that the Board may designate as class A-2 common shares pursuant to a grant agreement, as well as establishing the rights of the class A common shares designated as class A-2 common shares.

Class A common shares designated as class A-2 common shares issuance

On March 6, 2025, Global Indemnity Group, LLC issued 550,000 class A common shares designated as class A-2 common shares to Fox Paine & Company, LLC. These shares represent an interest in the profits of the Company in excess of a threshold amount of $475.3 million which is equal to the product of (i) the volume weighted average closing sale price of a class A common share on the

New York Stock Exchange for the 30 consecutive calendar days ending on and including the grant date of March 6, 2025, which is equal to $34.67 per share, multiplied by (ii) the total number of outstanding class A and class B common shares of 13,708,199 on the grant date, subject to adjustment as set forth in the class A common shares designated as class A-2 common shares grant agreement. These shares are fully vested and non-forfeitable. The class A common shares designated as class A-2 common shares have the same voting rights as the class A common shares and are entitled to ordinary cash dividends or other regular distributions in the same manner as both the class A and class B common shares. Other than distributions made in connection with a change of control transaction, the class A common shares designated as class A-2 common shares are also entitled to receive any special dividends or distributions that may be declared by the Board in the same manner as the class A and class B common shares provided the distribution relates solely to Company profits accrued since the grant date and does not result in the reduction of the threshold amount. Unless otherwise determined by the Board and the Conflicts Committee of the Board of Directors, the class A common shares designated as class A-2 common shares may not be assigned, sold, pledged, hypothecated, transferred, or disposed of in any manner until the occurrence of a change of control transaction. Upon a change of control transaction, the holders of shares, including the class A common shares designated as class A-2 common shares shall be entitled to receive distributions, if any, from the proceeds of the sale of the Company or the Company's assets in the following order:

1)   first, holders of Series A Cumulative Fixed Rate Perpetual Preferred Shares receive the sum of the Unpaid Priority Return and the Unreturned Liquidation Preference (each as defined in the Series A Preferred Shares Designation) with respect to their Series A Cumulative Fixed Rate Perpetual Preferred Shares;

2)   second, holders of class A and class B common shares (other than the class A common shares designated as class A-2 common shares) receive distributions equal to the Threshold Amount less the total amount of any special distributions or special dividends paid by the Company to holders of class A and class B common shares (other than the class A common shares designated as class A-2 common shares) following the grant date that relate solely to the capital (not profits) of the Company (which amount shall be determined by the Board);

3)   third, the holders of class A common shares designated as class A-2 common shares receive 100% of distributions until the amount received per class A common shares designated as a class A-2 common shares is "caught up" to the amount received under step (2) by each class A common share; and

4)   fourth, the class A common shares designated as class A-2 common shares participate in distributions of profits, pro-rata with other common shareholders (otherwise in accordance with the LLCA).

Distribution Restrictions

The ability of Global Indemnity Group, LLC to pay distributions is subject to applicable federal and state laws and Global Indemnity Group, LLC's LLCA. Distributions of cash or other assets of Global Indemnity Group, LLC may be paid to Global Indemnity Group, LLC's shareholders out of Global Indemnity Group, LLC's assets legally available therefor only when, and if determined by the Board. Each holder of Series A Preferred Shares (as defined in the LLCA) is entitled to a "Priority Return" (as defined in the applicable Share Designation). On each Distribution Date, Global Indemnity Group, LLC shall make a distribution to each holder of the Series A Preferred Shares out of, and subject to a determination by the Board that the Company has on the applicable Distribution Date, funds legally available therefor, payable in cash only, in an amount equal to the estimated amount necessary to reduce the Unpaid Priority Return of each Series A Preferred Share immediately after such Distribution Date to zero. All such distributions shall be made pro rata in relation to each such Series A Preferred Share's Unpaid Priority Return.

Since Global Indemnity Group, LLC is a holding company and has no direct operations, its ability to pay distributions depends, in part, on the ability of its subsidiaries to generate income to pay dividends and interest on intercompany debt and maturities. The Company's insurance subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay dividends. Global Indemnity Investments, Inc. is dependent on generating investment income in order to pay a dividend to Global Indemnity Group, LLC. See Note 19 for additional information regarding dividend limitations imposed on the Company's insurance subsidiaries.

Distributions

Quarterly distribution payments of $0.35 per common share were declared during the year ended December 31, 2025 as follows:

Approval Date	Record Date	Payment Date	Total Distributions Declared (Dollars in thousands)	
March 6, 2025	March 21, 2025	March 28, 2025	$	4,990
June 5, 2025	June 20, 2025	June 27, 2025		4,997
September 11, 2025	September 29, 2025	October 6, 2025		5,003
December 4, 2025	December 22, 2025	December 30, 2025		5,014
Total			$	20,004

Quarterly distribution payments of $0.35 per common share were declared during the year ended December 31, 2024 as follows:

Approval Date	Record Date	Payment Date	Total Distributions Declared (Dollars in thousands)
March 6, 2024	March 21, 2024	March 28, 2024	$ 4,752
June 6, 2024	June 21, 2024	June 28, 2024	4,774
September 19, 2024	September 30, 2024	October 7, 2024	4,782
December 5, 2024	December 24, 2024	December 31, 2024	4,790
Various (1)	Various	Various	18
Total			$ 19,116

(1) Represents distributions declared on unvested shares, net of forfeitures

Quarterly distribution payments of $0.25 per common share were declared during the year ended December 31, 2023 as follows:

Approval Date	Record Date	Payment Date	Total Distributions Declared (Dollars in thousands)
March 2, 2023	March 24, 2023	March 31, 2023	$ 3,410
June 1, 2023	June 23, 2023	June 30, 2023	3,375
September 28, 2023	October 9, 2023	October 16, 2023	3,385
December 7, 2023	December 22, 2023	December 29, 2023	3,385
Various (1)	Various	Various	(86)
Total			$ 13,469

(1) Represents distributions declared on unvested shares, net of forfeitures

In addition, distributions of $0.4 million were paid to Global Indemnity Group, LLC's preferred shareholder during each of the years ended December 31, 2025, 2024, and 2023.

There were no accrued distributions related to common shares as of December 31, 2025 and 2024. Accrued preferred distributions were less than $0.1 million as of December 31, 2025 and 2024 and were included in other liabilities on the consolidated balance sheets.

Repurchases and Redemptions of Global Indemnity Group, LLC's Common Shares

Global Indemnity Group, LLC allows employees to surrender class A common shares as payment for the tax liability incurred upon the vesting of restricted stock that was issued under the Company's share incentive plan in effect at the time of issuance. During 2024 and 2023, Global Indemnity purchased an aggregate of 16,527 and 18,860, respectively, of surrendered class A common shares from its employees for $0.5 million, and $0.6 million, respectively. Global Indemnity did not purchase any class A common shares from its employees during the year ended December 31, 2025.

On October 21, 2022, Global Indemnity Group, LLC announced it commenced a share repurchase program beginning in the fourth quarter of 2022. Global Indemnity Group, LLC's Board of Directors has authorized share repurchases of up to $135 million in aggregate under this program that expires on December 31, 2027. As of December 31, 2025, the Company's remaining authorization to repurchase shares is $101.0 million. The timing and actual number of shares repurchased, if any, will depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities.

Under the repurchase program, repurchases may be made from time to time using a variety of methods, including open market purchases or privately negotiated transactions, all in compliance with Global Indemnity Group, LLC's Insider Trading Policy, the requirements of the United States Securities and Exchange Commission, and other applicable legal requirements. The repurchase program does not obligate Global Indemnity Group, LLC to acquire any particular amount of class A common shares, and the repurchase program may be suspended or discontinued at any time at Global Indemnity Group, LLC's discretion.

From the time of the initial announcement, a total of 1,357,082 shares were repurchased for approximately $34.0 million at an average purchase price of $25.05 per share. As a result of these transactions and certain share re-issuances, book value per share increased by $1.69 per share since inception of the share repurchase program in October 2022.

Shares purchased from employees or third parties by Global Indemnity Group, LLC are held as treasury stock and recorded at cost until formally retired by Global Indemnity Group, LLC.

No class A common shares were surrendered, repurchased, or redeemed in 2025.

The following table provides information with respect to the class A common shares that were surrendered, repurchased, or redeemed in 2024:

(Dollars in thousands, except share and per share data) Period [1]	Total Number of Shares Purchased or Redeemed		Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [2]
Class A common shares:					
June 1-30, 2024	16,527 [3]	$	32.00	—	$ 101,004
Total	16,527	$	32.00	—	

(1) Based on settlement date.
(2) Based on the $135 million share repurchase authorization.
(3) Surrendered by employees as payment of taxes withheld on the vesting of restricted stock and/or restricted stock units.

The following table provides information with respect to the class A common shares that were surrendered, repurchased, or redeemed in 2023:

(Dollars in thousands, except share and per share data) Period [1]	Total Number of Shares Purchased or Redeemed		Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [2]
Class A common shares:					
January 1-31, 2023	3,302 [3]	$	23.31	—	$ 106,604
January 1-31, 2023	250,000 [4]	$	25.90	250,000	$ 106,604
April 1-30, 2023	200,000 [4]	$	28.00	200,000	$ 101,004
June 1-30, 2023	15,558 [3]	$	33.74	—	$ 101,004
Total	468,860	$	27.04	450,000	

(1) Based on settlement date.
(2) Based on the $135 million share repurchase authorization.
(3) Surrendered by employees as payment of taxes withheld on the vesting of restricted stock and/or restricted stock units.
(4) Purchased as part of the share repurchase program which commenced in fourth quarter of 2022.

There were no class B common shares that were surrendered, repurchased, or redeemed in 2025, 2024, or 2023.

Each class A common share has one vote and each class B common share has ten votes.

As of December 31, 2025, Global Indemnity Group, LLC's class A common shares were held by approximately 140 shareholders of record. The Fox Paine Entities comprise the two holders of record of Global Indemnity Group, LLC's class B common shares as of December 31, 2025. Global Indemnity Group, LLC's preferred shares were held by 1 holder of record, Fox Paine & Company, LLC, as of December 31, 2025.

14.   Related Party Transactions

Fox Paine Entities

Pursuant to Global Indemnity Group, LLC's LLCA, Fox Paine Capital Fund II International, L.P. (the "Fox Paine Fund"), together with Fox Mercury Investments, L.P. and certain of its affiliates (the "FM Entities"), and Fox Paine & Company LLC (collectively, the "Fox Paine Entities") currently constitute a Class B Majority Shareholder (as defined in the LLCA) and, as such, have the right to appoint a number of Global Indemnity Group, LLC's directors equal in aggregate to the pro rata percentage of the voting power in Global Indemnity Group, LLC beneficially held by the Fox Paine Entities, rounded up to the nearest whole number of directors. The Fox Paine Entities beneficially own shares representing approximately 83.9% of the voting power of Global Indemnity Group, LLC as of December 31, 2025. The Fox Paine Entities control the appointment or election of all of Global Indemnity Group, LLC's Directors due to the LLCA and their controlling share ownership. Global Indemnity Group, LLC's Chairman is the Chief Executive and founder of Fox Paine & Company, LLC.

Fox Paine & Company, LLC holds 4,000 Series A Cumulative Fixed Rate Perpetual Preferred Interests ("Series A Preferred Shares") issued by Global Indemnity Group, LLC at a price of $1,000 per Series A Preferred Share, for the aggregate price of $4,000,000. While the Series A Preferred Shares are non-voting, the preferred shareholders are entitled to appoint two additional members to Global Indemnity Group, LLC's Board of Directors whenever the "Unpaid Targeted Priority Return" with respect to the Series A Preferred Shares exceed zero immediately following six or more "Distribution Dates", whether or not such Distribution Dates occur consecutively. Global Indemnity Group, LLC's Board of Directors is obligated to take, and cause Global Indemnity Group, LLC's officers to take, any necessary actions to effectuate such appointments, including expanding the size of the Board of Directors, in connection with any exercise of the foregoing provisions. Distributions of $0.4 million were paid during each of the years ended December 31, 2025, 2024, and 2023.

Pursuant to the Third Amended and Restated Management Agreement, ("Management Agreement") dated August 28, 2020, between Global Indemnity Group, LLC and Fox Paine & Company, LLC, Global Indemnity Group, LLC agrees to pay, or to cause one of its affiliates to pay, an annual service fee ("Annual Service Fee") as compensation for Fox Paine & Company, LLC's ongoing provision of certain financial and strategic consulting, advisory and other services to Global Indemnity Group, LLC and its affiliates, and to reimburse all direct and indirect expenses paid or incurred in connection with such services upon request, excluding expenses for travel, lodging, meals, and other items relating to attendance at regularly scheduled meetings of the Board of Directors. The Annual Service Fee is adjusted annually to reflect the aggregate increase in the CPI-U. The current fee charged for the twelve month period beginning September 5, 2025 was $3.3 million. Should Global Indemnity Group, LLC and Fox Paine & Company, LLC agree that the Annual Service Fee will be deferred, the Annual Service Fee will become subject to an annual adjustment equal to the percentage rate of return the Company earns on its investment portfolio multiplied by the aggregate Annual Service Fees and adjustment amounts accumulated and unpaid through such date.

Management fee expense of $3.3 million, $3.2 million, and $3.1 million was incurred during the years ended December 31, 2025, 2024, and 2023, respectively. Prepaid management fees, which were included in other assets on the consolidated balance sheets, were $2.3 million and $2.2 million as of December 31, 2025 and 2024, respectively.

In addition, Fox Paine & Company, LLC may also propose and negotiate transaction fees with the Company subject to the provisions of the Company's related party transaction and conflict matter policies, including approval of Global Indemnity Group, LLC's Conflicts Committee of the Board of Directors, for those services from time to time. Each of the Company's transactions with Fox Paine & Company, LLC are reviewed and approved by Global Indemnity Group, LLC's Conflicts Committee, which is composed of Disinterested Directors (as defined in the LLCA), and upon the recommendation of the Conflicts Committee, the Board of Directors (Saul A. Fox, Chairman of the Board of Directors of Global Indemnity Group, LLC and Chief Executive of Fox Paine & Company, LLC, is not a member of the Conflicts Committee and recused himself from deliberations related to fees paid to Fox Paine & Company, LLC or its affiliates).

Advisory Fee related to Internal Reorganization

Fox Paine & Company, LLC conceived, designed, and directed the Company's successful completion of an extensive reorganization of its business in December 2024. The reorganization was designed to:

- Establish separate, distinctly branded agency businesses for each business division (Wholesale Commercial, Vacant Express, Collectibles and Specialty Products) to strengthen branding, attract talent and deepen distribution relationships.

- Create stand-alone business for technology (Kaleidoscope Insurance Technologies, Inc.), and claims services (Liberty Insurance Adjustment Agency, Inc.) that support Belmont Holdings and are positioned to offer services to other insurance industry participants.

- De-stack the insurance companies within Belmont Holdings, resulting in an increased consolidated surplus and more efficient management of capital and liquidity.

On March 6, 2025, upon the recommendation of the Conflicts Committee of the Board of Directors, Global Indemnity Group, LLC's Board of Directors (other than Joseph Brown, Chief Executive Officer of Global Indemnity Group, LLC, who recused himself due to his inherent conflict of interest in approving a compensation matter for Fox Paine) approved the issuance of 550,000 class A common shares designated as class A-2 common shares with a grant date fair value of $11.0 million and additional consideration of $0.2 million in cash for services performed in connection with the Company's internal corporate reorganization. Of the grant date fair value of the class A common shares designated as class A-2 common shares, $2.7 million was recorded in the first quarter of 2025. The remaining $8.3 million will be recognized, if at all, upon a change of control transaction. See Note 13 for additional information regarding the 550,000 class A common shares designated as class A-2 common shares.

Greenberg Traurig, LLP

Fred Karlinsky, Shareholder and Co-Chair of Greenberg Traurig, LLP, has been a member of Global Indemnity Group, LLC's Board of Directors since December 5, 2023. Effective January 17, 2025, Fred Karlinsky was appointed to the Audit Committee, and as a result, the Company is precluded from obtaining legal services from Greenberg Traurig, LLP. The Company did not incur any costs for legal services rendered by Greenberg Traurig, LLP during the year ended December 31, 2025. The Company incurred $0.2 million for legal services rendered by Greenberg Traurig, LLP during the year ended December 31, 2024.

15. Commitments and Contingencies

Legal Proceedings

The Company is, from time to time, involved in various legal proceedings in the ordinary course of business. The Company maintains insurance and reinsurance coverage for such risks in amounts that it considers adequate. However, there can be no assurance that the insurance and reinsurance coverage that the Company maintains is sufficient or will be available in adequate amounts or at a reasonable cost. The Company does not believe that the resolution of any currently pending legal proceedings, either individually or taken as a whole, will have a material adverse effect on its business, results of operations, cash flows, or financial condition.

There is a greater potential for disputes with reinsurers who are in runoff. Some of the Company's reinsurers have operations that are in runoff, and therefore, the Company closely monitors those relationships. The Company anticipates that, similar to the rest of the insurance and reinsurance industry, it will continue to be subject to litigation and arbitration proceedings in the ordinary course of business.

Commitments

In 2014, the Company entered into a $50 million commitment to purchase an alternative investment vehicle which is comprised of European non-performing loans. As of December 31, 2025, the Company has an unfunded commitment of $11.2 million. Since the investment period has concluded, the Company does not expect any capital calls will be made prospectively.

Other Commitments

The Company is party to a Management Agreement, as amended, with Fox Paine & Company, LLC, whereby in connection with certain management services provided to it by Fox Paine & Company, LLC, the Company agreed to pay an annual management fee to Fox Paine & Company, LLC. See Note 14 above for additional information pertaining to this management agreement.

16. Share-Based Compensation Plans

The fair value method of accounting recognizes share-based compensation to employees and non-employee directors in the consolidated statements of operations using the grant-date fair value of the stock options and other equity-based compensation expensed over the requisite service and vesting period.

For the purpose of determining the fair value of stock option awards, the Company uses the Black-Scholes option-pricing model. The Company elected a policy to accrue for compensation cost based on the number of awards that are expected to vest. An estimation of forfeitures is required when recognizing compensation expense which is then adjusted over the requisite service period should actual forfeitures differ from such estimates. Changes in estimated forfeitures are recognized through a cumulative adjustment to compensation in the period of change.

Excess tax benefits and tax deficiencies associated with share-based payment awards are required to be recognized as an income tax benefit or expense in net income with the corresponding cash flows recognized as an operating activity in the Consolidated Statement of Cash Flow.

Share Incentive Plan

On June 14, 2023, the Company's Shareholders approved the Global Indemnity Group, LLC 2023 Share Incentive Plan ("the 2023 Plan"). The primary purpose of the 2023 Plan is to provide Global Indemnity a competitive advantage in attracting, retaining, and motivating officers, employees, consultants and non-employee directors, and to position Global Indemnity to offer incentives linked to the financial results of the Company's business and increases in shareholder value. Under the 2023 Plan, the Company may issue up to 2.5 million class A common shares pursuant to awards granted under the Plan. The 2023 Plan replaced the Global Indemnity Group, LLC 2018 Share Incentive Plan, as amended and restated on August 28, 2020, which expired pursuant to its terms on March 4, 2023.

Options

Award activity for stock options granted under the Plan and the weighted average exercise price per share are summarized as follows:

	Time-Based Options	Performance-Based Options	Total Options	Weighted Average Exercise Price Per Share
Options outstanding at January 1, 2023	800,000	46,667	846,667	30.54
Options issued	—	—	—	—
Options forfeited	(600,000)	(46,667)	(646,667)	33.56
Options exercised	—	—	—	—
Options expired	—	—	—	—
Options purchased by the Company	—	—	—	—
Options outstanding at December 31, 2023	200,000	-	200,000	20.77
Options issued	550,000	—	550,000	30.73
Options forfeited	—	—	—	—
Options exercised	—	—	—	—
Options expired	—	—	—	—
Options purchased by the Company	—	—	—	—
Options outstanding at December 31, 2024 (1)	750,000	—	750,000	28.07
Options issued (2)	50,000	—	50,000	36.25
Options forfeited	—	—	—	—
Options exercised	—	—	—	—
Options expired	—	—	—	—
Options purchased by the Company	—	—	—	—
Options outstanding at December 31, 2025	800,000	—	800,000	$ 28.58
Options exercisable at December 31, 2025	516,662	—	516,662	$ 27.20

(1) Of the options outstanding, 350,000 time-based stock options were granted with a weighted average exercise price per share of $30.00. One‑third of these options vested on March 6, 2025, with the remaining two‑thirds scheduled to vest in equal installments on March 6, 2026 and March 6, 2027. The remaining 400,000 time-based options represent stock options granted to the Company's Chief Executive Officer. See discussion below under Chief Executive Officer for additional information.
(2) These time-based options were granted to the Company's Chief Executive Officer at a strike price of $36.25 and vest on December 31, 2028. See discussion below under Chief Executive Officer for additional information.

The Company recorded $0.7 million, $1.6 million, and $0.2 million of compensation expense for stock options under the Plan during the years ended December 31, 2025, 2024, and 2023, respectively.

The Company did not receive any proceeds from the exercise of options during 2025, 2024, or 2023 under the Plan.

Compensation expense related to options outstanding under the Plan as of December 31, 2025 is anticipated to be $0.8 million, $0.2 million, and $0.1 million in 2026, 2027, and 2028, respectively.

Option intrinsic values, which are the differences between the fair value of $28.38 at December 31, 2025 and the weighted average strike price of the option, are as follows:

	Number of Shares	Weighted Average Strike Price	Intrinsic Value
Outstanding	800,000	28.58	$1.5 Million
Exercisable	516,662	27.20	$1.5 Million
Exercised (1)	—	—	—

(1) The intrinsic value of the exercised options is the difference between the fair market value at time of exercise and the strike price of the option.

The weighted average fair value of options granted under the Plan was $9.89 in 2025 and $5.72 in 2024 using a Black-Scholes option-pricing model and the following weighted average assumptions.

	2025	2024
Dividend yield	2.8%	2.9%
Expected volatility	31.98%	28.88%
Risk-free interest rate	4.38%	4.32%
Expected option life	5.25 years	3.0 years

There were no options granted under the Plan in 2023.

The following tables summarize the range of exercise prices of options outstanding at December 31, 2025, 2024, and 2023:

Ranges of Exercise Prices	Outstanding at December 31, 2025	Weighted Average Per Share Exercise Price		Weighted Average Remaining Life
$20.00 - $24.99	200,000	$	20.77	3.8 years
$30.00 - $34.99	550,000	$	30.73	3.8 years
$35.00 - $39.99	50,000	$	36.25	6.0 years
Total	800,000			

Ranges of Exercise Prices	Outstanding at December 31, 2024	Weighted Average Per Share Exercise Price		Weighted Average Remaining Life
$20.00 - $24.99	200,000	$	20.77	4.8 years
$30.00 - $34.99	550,000	$	30.73	4.8 years
Total	750,000			

Ranges of Exercise Prices	Outstanding at December 31, 2023	Weighted Average Per Share Exercise Price		Weighted Average Remaining Life
$20.00 - $24.99	200,000	$	20.77	5.8 years
Total	200,000			

Advisory Fee related to Internal Reorganization

See Note 13 and Note 14 for additional information regarding the 550,000 class A common shares designated as class A-2 common shares issued to Fox Paine & Company, LLC.

Restricted Shares / Restricted Stock Units

The Plan also provides for the granting of restricted shares and restricted stock units to employees and non-employee Directors. The Company recognized compensation expense for restricted shares of $2.8 million, $3.0 million, and $2.7 million for 2025, 2024, and 2023, respectively. There is no unrecognized compensation expense for the non-vested restricted shares at December 31, 2025. The Company recognized compensation expense for restricted stock units of $0.2 million and $0.5 million for 2024 and 2023, respectively. The Company did not recognize any compensation expense for restricted stock units for 2025. There is no unrecognized compensation expense for the non-vested restricted stock units at December 31, 2025.

The following table summarizes the restricted stock grants since the 2003 inception of the original share incentive plan:

Year	Restricted Stock Awards		
	Employees	Directors	Total
Inception through 2022	1,171,576	928,060	2,099,636
2023	—	91,088	91,088
2024	—	94,503	94,503
2025	—	92,640	92,640
	1,171,576	1,206,291	2,377,867

There were no non-vested restricted shares at December 31, 2025, 2024, and 2023.

The following table summarizes the restricted stock unit grants since the 2003 inception of the original share incentive plan through 2020:

	Restricted Stock Unit Awards
Employees	336,736
Directors	41,667
	378,403

No additional restricted stock units have been granted since 2020.

The following table summarizes the non-vested restricted stock units activity for the years ended December 31, 2025, 2024, and 2023:

	Number of Restricted Stock Units	Weighted Average Price Per Restricted Stock Unit
Non-vested Restricted Stock Units at January 1, 2023	127,838	$ 30.53
Restricted Stock Units issued	—	—
Restricted Stock Units vested	(61,652)	30.43
Restricted Stock Units forfeited	(14,893)	30.18
Non-vested Restricted Stock Units at December 31, 2023	51,293	$ 30.75
Restricted Stock Units issued	—	—
Restricted Stock Units vested	(51,293)	30.75
Restricted Stock Units forfeited	—	—
Non-vested Restricted Stock Units at December 31, 2024 and 2025	—	$ —

Upon vesting, the restricted stock units are converted to restricted class A common shares. Based on the terms of the restricted share and restricted stock unit grants, all forfeited shares revert back to the Company.

During 2025, 2024, and 2023, the Company granted 92,640, 94,503, and 91,088 class A common shares, respectively, at a weighted average grant date value of $29.80, $31.64, and $29.83 per share, respectively, to non-employee directors of the Company under the Plan. The Company previously granted 157,139 shares to a non-employee director with deferred vesting. These shares vested on January 13, 2023. All other shares granted to non-employee directors of the Company are fully vested but subject to certain restrictions.

There were no restricted class A common shares or restricted stock units granted to key employees during the years ended December 31, 2025, 2024, or 2023.

Book Value Rights ("BVR")

Book Value Rights are awards issued to employees and are indexed to Belmont Holdings GX, Inc.'s equity. The BVRs are paid in cash. The Company does have the ability to issue Global Indemnity Group, LLC's class A common shares in lieu of cash. Vesting of the BVRs are subject to the employee's continuous service with the Company and remaining in good standing through the vesting date.

The Company recorded $2.1 million, $1.9 million, and $0.6 million in compensation expense during the years ended December 31, 2025, 2024, and 2023, respectively, and had $3.2 million and $2.6 million accrued as of December 31, 2025, and 2024, respectively, related to the book value rights.

Chief Executive Officer

Effective October 21, 2022, Global Indemnity Group, LLC's Board of Directors appointed Joseph W. Brown as the Company's Chief Executive Officer ("CEO"). The CEO Agreement provided for a grant of 200,000 stock options to acquire the Company's class A common shares with an exercise price equal to the closing price of the Company's class A common shares on the date of the grant. The options vested in four equal tranches as follows: 25% on each of November 1, 2022, February 1, 2023, May 1, 2023 and August 1, 2023 and are exercisable within 7 years of the grant. The stock options are subject to the terms and conditions for stock options as reflected in the Company's 2018 Share Incentive Plan and written option agreement.

The Company entered into a new Chief Executive Officer Agreement ("2024 CEO Agreement") with Joseph W. Brown on January 18, 2024. The 2024 CEO agreement provides for a grant of 200,000 stock options to acquire the Company's class A common shares with an exercise price equal to the closing price of the Company's class A common shares on the date of the grant. The options vested in four equal tranches as follows: 25% on each of the first business day of each quarter in 2024 and are exercisable within 7 years of the grant. The stock options are subject to the terms and conditions for stock options as reflected in the Company's 2023 Share Incentive Plan and written option agreement.

The 2024 CEO Agreement further provides that on the first business day of each year, beginning in 2025 through 2028, if Mr. Brown is employed by the Company, he shall be granted 50,000 stock options to acquire the Company's class A common shares with an exercise price equal to the closing price of the Company's class A common shares on the date of the grant. The options, if granted, will vest on December 31, 2028 (subject to Mr. Brown remaining employed with the Company or serving on the Company's Board of Directors through the vesting date), and to the extent vested, are exercisable within 7 years of the grant notwithstanding any earlier termination of employment. The stock options are subject to the terms and conditions for stock options as reflected in the Company's 2023 Share Incentive Plan and written option agreement.

17. 401(k) Plan

The Company maintains a 401(k) defined contribution plan that covers all eligible U.S. employees. Under this plan, the Company matches 100% of the first 6% contributed by an employee. Vesting on contributions made by the Company is immediate. Total expenses for the plan were $1.8 million, $1.6 million, and $1.6 million for the three years ended December 31, 2025, 2024, and 2023, respectively.

18. Earnings Per Share

Earnings per share was computed using the weighted average number of common shares and common share equivalents outstanding during the period.

The following table sets forth the computation of basic and diluted earnings per share attributable to class A common shares, class A common shares designated as class A-2 common shares, and class B common shares:

	Years Ended December 31,		
(Dollars in thousands, except share and per share data)	2025	2024	2023
Numerator:			
Net income	$ 25,333	$ 43,241	$ 25,429
Less: preferred stock distributions	440	440	440
Net income available to common shareholders	$ 24,893	$ 42,801	$ 24,989
Denominator:			
Weighted average shares for basic earnings per share	14,192,310	13,635,582	13,553,168
Non-vested restricted stock units	—	—	49,616
Options	68,163	70,133	63,624
Weighted average shares for diluted earnings per share	14,260,473	13,705,715	13,666,408
Net income per share available to common shareholders			
Basic	$ 1.75	$ 3.14	$ 1.84
Diluted	$ 1.75	$ 3.12	$ 1.83

The weighted average shares outstanding used to determine dilutive earnings per share for the years ended December 31, 2025 and 2024 does not include 483,338 and 550,000 options, respectively, which were deemed to be anti-dilutive. The year ended December 31, 2023 did not have any options that were deemed to be anti-dilutive.

19. Statutory Financial Information

GAAP differs in certain respects from Statutory Accounting Principles ("SAP") as prescribed or permitted by the various U.S. state insurance departments. The principal differences between SAP and GAAP are as follows:

- Under SAP, investments in debt securities are primarily carried at amortized cost, while under GAAP the Company records its debt securities at estimated fair value.

- Under SAP, policy acquisition costs, such as commissions, premium taxes, fees and other costs of underwriting policies are charged to current operations as incurred, while under GAAP such costs are deferred and amortized on a pro rata basis over the period covered by the policy.

- Under SAP, prepaid expenses and premium receivables over 90 days old are designated as "non-admitted assets" and are charged against surplus. Premium receivables, net of allowance for expected credit losses, and prepaid expenses are recorded as assets under GAAP.

- Under SAP, net deferred income tax assets are admitted following the application of specified criteria, with the resulting admitted deferred tax amount being credited directly to surplus.

- Under SAP, the costs and related receivables for guaranty funds and other assessments are recorded based on management's estimate of the ultimate liability and related receivable settlement, while under GAAP such costs are accrued when the liability is probable and reasonably estimable and the related receivable amount is based on future premium collections or policy surcharges from in-force policies.

- Under SAP, unpaid losses and loss adjustment expenses and unearned premiums are reported net of the effects of reinsurance transactions, whereas under GAAP, unpaid losses and loss adjustment expenses and unearned premiums are reported gross of reinsurance.

- Under SAP, a provision for reinsurance is charged to surplus based on the authorized status of reinsurers, available collateral, and certain aging criteria, whereas under GAAP, an allowance for uncollectible reinsurance is established based on Management's best estimate of the collectability of reinsurance receivables. For statutory purposes, the Company uses a hybrid approach and will record the higher of these two methodologies.

- Under SAP, the tax impact from the change in the federal tax rate as a result of the Tax Cuts and Jobs Act enacted on December 22, 2017 is recorded through surplus, whereas under GAAP, the tax impact is recorded in the Consolidated Statements of Operations.

The National Association of Insurance Commissioners ("NAIC") issues model laws and regulations, many of which have been adopted by state insurance regulators, relating to: (a) risk-based capital ("RBC") standards; (b) codification of insurance accounting principles; (c) investment restrictions; and (d) restrictions on the ability of insurance companies to pay dividends.

The Company's insurance subsidiaries are required by law to maintain certain minimum surplus on a statutory basis, and are subject to regulations under which payment of a dividend from statutory surplus is restricted and may require prior approval of regulatory authorities. Extraordinary dividends of $100.0 million, in aggregate, were declared by the Company's insurance subsidiaries for distribution to Belmont Holdings GX, Inc. in June 2025. The dividends by the Company's insurance subsidiaries were approved or non-disapproved by the respective departments of insurance in Pennsylvania, Indiana and Virginia in July 2025. These dividends were paid in the third quarter of 2025.

Applying the current regulatory restrictions as of December 31, 2025, the maximum amount of distributions that could be paid in 2026 without regulatory approval are as follows:

(Dollars in thousands)

Company	Maximum Distribution
Penn-Patriot Insurance Company	$ 4,726
Penn-America Insurance Company	3,077
Penn-Star Insurance Company	9,886
United National Insurance Company	19,320
Diamond State Insurance Company	7,310

The NAIC's RBC model provides a tool for insurance regulators to determine the levels of statutory capital and surplus an insurer must maintain in relation to its insurance and investment risks, as well as its reinsurance exposures, to assess the potential need for regulatory attention. The model provides four levels of regulatory attention, varying with the ratio of an insurance company's total adjusted capital to its authorized control level RBC ("ACLRBC"). If a company's total adjusted capital is:

(a) less than or equal to 200%, but greater than 150% of its ACLRBC (the "Company Action Level"), the company must submit a comprehensive plan to the regulatory authority proposing corrective actions aimed at improving its capital position;

(b) less than or equal to 150%, but greater than 100% of its ACLRBC (the "Regulatory Action Level"), the regulatory authority will perform a special examination of the company and issue an order specifying the corrective actions that must be followed;

(c) less than or equal to 100%, but greater than 70% of its ACLRBC (the "Authorized Control Level"), the regulatory authority may take any action it deems necessary, including placing the company under regulatory control; and

(d) less than or equal to 70% of its ACLRBC (the "Mandatory Control Level"), the regulatory authority must place the company under its control.

Based on the standards currently adopted, the Company reported in its 2025 statutory filings that the capital and surplus of the insurance companies are above the prescribed Company Action Level RBC requirements.

The following is selected information for the Company's insurance companies, net of intercompany eliminations, where applicable, as determined in accordance with SAP:

	Years Ended December 31,		
(Dollars in thousands)	2025	2024	2023
Statutory capital and surplus, as of end of period	$ 443,188	$ 498,531	$ 402,838
Statutory net income	40,841	65,865	60,976

20.   Segment Information

On December 31, 2024, the Company executed an extensive internal business reorganization that marked a significant milestone, positioning the Company for growth and enhanced operational efficiency, increased statutory capital, and more efficient capital management resulting from de-stacking of the insurance companies.

As a result of this reorganization, the Company's reportable segments are now structured under two holding companies: Katalyx Holdings and Belmont Holdings. See Note 1 for a description of these holding companies.

In the first quarter of 2025, the Company realigned its reportable segments to reflect changes in how the Company now manages its operations, reviews operating results, and allocates resources. The Company now has three reportable segments:

- *Agency and Insurance Services* includes (i) four agencies focused on sourcing, underwriting, and servicing primary and assumed reinsurance business; and (ii) three specialized insurance service businesses providing technology, AI-enabled marketplace and claims services.

- *Belmont Insurance Companies - Core ("Belmont Core")* - insurance company operations for ongoing direct insurance and assumed reinsurance products written in the E&S marketplace (formerly the Penn-America segment).

- *Belmont Insurance Companies - Non-Core ("Belmont Non-Core")* - insurance company operations for lines of business that have been de-emphasized or are no longer being written (formerly the Non-Core Operations segment).

The entities within the Agency and Insurance Services segment, other than Sayata and Valyn Re LLC, executed new affiliated service agreements with Belmont Holdings GX, Inc. and its insurance company subsidiaries effective January 1, 2025. As a result, there are no revenues and expenses for Agency and Insurance Services in the comparable period in 2024 or 2023.

The Company's segments are reported on a stand-alone basis. Intercompany transactions are eliminated in consolidation.

The Company analyzes the operating performance of each segment using the segment's income (loss). Segment income (loss) does not equate to "net income (loss)" as determined in accordance with U.S. GAAP but is the measure of segment profit or loss used by the Company's Chief Operating Decision Maker ("CODM"), the CEO, to evaluate segment performance and allocate resources, and consistent with authoritative guidance, is the measure of segment performance presented below.

Each segment follows the same accounting policies used for the Company's consolidated financial statements. For further disclosure regarding the Company's accounting policies, please see Note 4.

The following are tabulations of business segment information for the years ended December 31, 2025, 2024, and 2023. Corporate information is included to reconcile segment data to the consolidated financial statements. Segment results for the years ended December 31, 2024 and 2023 have been recast to conform to the new reportable segments.

2025: (Dollars in thousands)	Agency and Insurance Services	Belmont Core	Belmont Non-Core	Elimination	Total
Revenues:					
Gross written premiums	$ —	$ 401,412	$ (2,544)	$ —	$ 398,868
Net written premiums	$ —	$ 390,335	$ (2,533)	$ —	$ 387,802
Net earned premiums	$ —	$ 388,379	$ 393	$ —	$ 388,772
Commission and service fee income (1)	56,698	—	—	(56,294)	404
Policy and installment fee income	1,835	—	91	—	1,926
Total segment revenues	58,533	388,379	484	(56,294)	391,102
Reconciliation of revenue					
Net investment income					62,664
Net realized investment gains (losses)					(3,668)
Total consolidated revenues					$ 450,098
Less: (2)					
Net losses and loss adjustment expenses	—	230,019	(536)	(1,204)	228,279
Net commission expenses	—	134,059	566	(42,396)	92,229
Other operating expenses (3)	54,374	21,424	1,482	(12,694)	64,586
Income (loss) from segments	$ 4,159	$ 2,877	$ (1,028)	$ —	$ 6,008
Reconciliation of segment profit (loss)					
Unallocated items:					
Net investment income					62,664
Net realized investment gains (losses)					(3,668)
Corporate expenses					(31,706)
Income before income taxes					33,298
Income tax expense					(7,965)
Net income					$ 25,333
Segment assets	$ 42,849	$ 146,598	$ 77,813	$ (16,509)	$ 250,751
Corporate assets					1,470,011
Total assets					$ 1,720,762

(1) Consists of intersegment revenues of $56.3 million, which are eliminated in consolidation, and third party commission and service fee income of $0.4 million in 2025.
(2) The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(3) Other operating expenses consist primarily of personnel expenses and general operating expenses related to underwriting and distribution activities.

2024: (Dollars in thousands)	Agency and Insurance Services		Belmont Core		Belmont Non-Core		Elimination		Total	
Revenues:										
Gross written premiums	$	—	$	399,976	$	(10,218)	$	—	$	389,758
Net written premiums	$	—	$	389,582	$	(10,392)	$	—	$	379,190
Net earned premiums	$	—	$	369,806	$	7,186	$	—	$	376,992
Commission and service fee income		—		—		—		—		—
Policy and installment fee income		—		1,336		29		—		1,365
Total segment revenues		—		371,142		7,215		—		378,357
Reconciliation of revenue										
Net investment income										62,375
Net realized investment gains (losses)										455
Total consolidated revenues									$	441,187
Less: (1)										
Net losses and loss adjustment expenses		—		210,293		2,897		—		213,190
Net commission expenses		—		86,863		2,712		—		89,575
Other operating expenses (2)		—		54,270		3,500		—		57,770
Income (loss) from segments	$	—	$	19,716	$	(1,894)	$	—	$	17,822
Reconciliation of segment profit (loss)										
Unallocated items:										
Net investment income										62,375
Net realized investment gains (losses)										455
Corporate expenses										(25,696)
Income before income taxes										54,956
Income tax expense										(11,715)
Net income									$	43,241
Segment assets	$	—	$	167,909	$	95,670	$	—	$	263,579
Corporate assets										1,467,674
Total assets									$	1,731,253

(1) The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(2) Other operating expenses consist primarily of personnel expenses and general operating expenses related to underwriting activities.

2023: (Dollars in thousands)	Agency and Insurance Services	Belmont Core	Belmont Non-Core	Elimination	Total
Revenues:					
Gross written premiums	$ —	$ 369,660	$ 46,737	$ —	$ 416,397
Net written premiums	$ —	$ 356,796	$ 42,523	$ —	$ 399,319
Net earned premiums	$ —	$ 354,518	$ 118,839	$ —	$ 473,357
Commission and service fee income	—	—	—	—	—
Policy and installment fee income	—	1,257	178	—	1,435
Total segment revenues	—	355,775	119,017	—	474,792
Reconciliation of revenue					
Net investment income					55,444
Net realized investment gains (losses)					(2,107)
Total consolidated revenues					$ 528,129
Less: (1)					
Net losses and loss adjustment expenses	—	233,239	55,914	—	289,153
Net commission expenses	—	81,691	36,580	—	118,271
Other operating expenses (2)	—	52,464	11,882	—	64,346
Income (loss) from segments	$ —	$ (11,619)	$ 14,641	$ —	$ 3,022
Reconciliation of segment profit (loss)					
Unallocated items:					
Net investment income					55,444
Net realized investment gains (losses)					(2,107)
Corporate expenses					(23,383)
Income before income taxes					32,976
Income tax expense					(7,547)
Net income					$ 25,429
Segment assets	$ —	$ 154,950	$ 139,601	$ —	$ 294,551
Corporate assets					1,435,025
Total assets					$ 1,729,576

(1) The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(2) Other operating expenses consist primarily of personnel expenses and general operating expenses related to underwriting activities.

21.   New Accounting Pronouncements

Accounting Standard Adopted in 2025

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures ("ASU 2023-09"). The standard requires disaggregated information about a company's effective tax rate reconciliation as well as information on income taxes paid. The Company adopted this guidance in its 2025 Annual Report on Form 10-K on a retrospective basis. Since the new guidance only requires additional disclosures, the adoption of this new accounting guidance did not have an impact on the Company's financial condition, results of operations, or cash flows.

Recently Issued Accounting Guidance Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses ("ASU 2024-03"). The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. The Company is currently evaluating the effect the updated guidance will have on the Company's financial statement disclosures.

22. Subsequent Events

Distribution

On March 5, 2026, the Board of Directors approved a dividend of $0.35 per common share payable on March 30, 2026 to all shareholders of record as of the close of business on March 20, 2026.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Principal Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. The Company's management, with the participation of its Principal Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of disclosure controls and procedures as of December 31, 2025. Based upon that evaluation and subject to the foregoing, the Principal Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, the design and operation of the Company's disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of the consolidated financial statements of the Company in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of the Company's management and Directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the Company's internal control over financial reporting as of December 31, 2025. The standard measures adopted by management in making its evaluation are the measures in the Internal Control Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Management's assessment of, and conclusion on, the effectiveness of internal control over financial reporting did not include the internal controls of Sayata, acquired in 2025, which is included in the Company's consolidated financial statements and represented less than 1% of total assets as of December 31, 2025 and less than 1% of total revenues for the year ended December 31, 2025.

Based upon its assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2025, and that there were no material weaknesses in the Company's internal control over financial reporting as of that date.

Ernst & Young, LLP, an independent registered public accounting firm, which has audited and reported on the consolidated financial statements contained in this Form 10-K, has issued its report on the effectiveness of the Company's internal control over financial reporting. See "Report of Independent Registered Public Accounting Firm" on page 117.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Global Indemnity Group, LLC

Opinion on Internal Control Over Financial Reporting

We have audited Global Indemnity Group, LLC's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Global Indemnity Group, LLC (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Sayata US Insurance Services, Inc., which is included in the 2025 consolidated financial statements of the Company and constituted less than 1% of total assets, as of December 31, 2025 and less than 1% of revenues, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Sayata US Insurance Services, Inc.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedules listed in the Index at Item 15(a)(2) and our report dated March 10, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
March 10, 2026

Item 9B. OTHER INFORMATION

Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements

None of the Company's directors or Section 16 officers adopted or terminated a Rule 10b5-1 or non-Rule 10b5-1 trading arrangement, as each term is defined by Item 408 of Regulation S-K, during the quarter ended December 31, 2025.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

Item 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this Item is incorporated by reference to, and will be contained in, the Company's definitive proxy statement relating to the 2026 Annual Meeting of Shareholders to be filed with the United States Securities and Exchange Commission "SEC" within 120 days of the fiscal year ended December 31, 2025 ("2026 Proxy Statement").

The Company has adopted a Code of Business Conduct and Ethics (Code of Ethics) that applies to all of the directors, officers and employees of Global Indemnity and its subsidiaries. A copy of the Company's Corporate Governance Guidelines and Code of Business Conduct and Ethics is available on the Company's website at www.gbli.com. Within the time period specified, and to the extent required, by the SEC and the Nasdaq listing rules, the Company will post on its website any amendment to its Corporate Governance Guidelines and Code of Business Conduct and Ethics and any waiver applicable to its executive officers, including the Company's principal executive officer, principal financial officer and principal accounting officer, or its Board.

The Company has adopted an insider trading policy governing the purchase, sale and other dispositions of the Company's securities by the Company's directors, officer and employees, as well as by the Company itself. The Company believes its insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. The Company's insider trading policy is filed as Exhibit 19.1 to this Form 10-K.

Item 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to, and will be contained in, the Company's 2026 Proxy Statement.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to, and will be contained in, the Company's 2026 Proxy Statement.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference to, and will be contained in, the Company's 2026 Proxy Statement.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to, and will be contained in, the Company's 2026 Proxy Statement.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by the Company in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

The following documents are filed as part of this report:

(a)(1)		The Financial Statements listed in the accompanying index on page 64 are filed as part of this report.
(a)(2)		The Financial Statement Schedules listed in the accompanying index on page 64 are filed as part of this report.

Exhibit No.	Description
3.1	Share Designation (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K12B dated August 28, 2020 (File No. 001-34809)).
3.2	Third Amended and Restated LLC Agreement of Global Indemnity Group, LLC (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K12B dated January 16, 2025 (File no. 001-34809)).
3.3	Amendment No. 1 to Third Amended and Restated Limited Liability Company Agreement of Global Indemnity Group, LLC (incorporated by reference to Exhibit 3.1 of the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2025 (File No. 001-34809)).
4.1+	Description of Securities
4.2	Indenture, dated as of August 12, 2015, by and between the Company and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K dated August 12, 2015) (File No. 001-34809)).
4.3	First Supplemental Indenture, dated November 7, 2016, among Global Indemnity Limited, Global Indemnity plc and Wells Fargo Bank, National Association, as Trustee, to the Indenture dated as of August 12, 2015 (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K12B dated November 7, 2016 (File No. 001-34809)).
4.4	Officers' Certificate, dated August 12, 2015 (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K dated August 12, 2015 (File No. 001-34809)).
4.5	Second Supplemental Indenture, dated as of March 23, 2017, among Global Indemnity Limited, Wells Fargo Bank, National Association, and U.S. Bank National Association (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K dated March 23, 2017 (File No. 001-34809)).
4.6	Form of 7.875% Subordinated Notes due 2047 (incorporated by reference to Exhibit 4.7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (File No. 001-34809)).
4.7	Third Supplemental Indenture, dated as of April 25, 2018, by and among the Company, Wells Fargo Bank, National Association, and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K dated April 25, 2018 (File No. 001-34809)).
4.8	Fourth Supplemental Indenture, dated as of August 28, 2020, among Global Indemnity Limited, GBLI Holdings, LLC, New CayCo, Wells Fargo Bank, National Association, as trustee and U.S. Bank, National Association, as trustee, to the Indenture dated as of August 12, 2015 (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K12B dated August 28, 2020 (File no. 001-34809)).
4.9	Fifth Supplemental Indenture, dated as of August 28, 2020, among New CayCo, GBLI Holdings, LLC, Global Indemnity Group, LLC, Wells Fargo Bank, National Association, as trustee and U.S. Bank, National Association, as trustee, to the Indenture dated as of August 12, 2015 (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K12B dated August 28, 2020 (File no. 001-34809)).
10.1*	Second Amended and Restated Management Agreement, dated May 6, 2020, by and among Global Indemnity Limited and Fox Paine & Company, LLC (incorporated by reference to Exhibit 10.1 of the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2020 (File No. 001-34809)).

10.2*	Third Amended and Restated Management Agreement, dated as of August 28, 2020, by and between Global Indemnity Group, LLC and Fox Paine & Company, LLC (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K12B dated August 28, 2020 (File no. 001-34809)).
10.3*	Management Agreement, dated as of September 5, 2003, by and among United National Group, Ltd., Fox Paine & Company, LLC and The AMC Group, L.P. with related Indemnity Letter (incorporated by reference to Exhibit 10.3 of Amendment No. 1 to the Company's Registration Statement on Form S-1 (Registration No. 333-108857) filed on October 28, 2003)(File No. 000-50511)).
10.4*	Global Indemnity Limited Share Incentive Plan, as amended and restated and effective as of November 7, 2016 (incorporated by reference to Exhibit 10.15 of the Company's Current Report on Form 8-K12B dated November 7, 2016 (File No. 001-34809)).
10.5*	Global Indemnity Limited 2018 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's current Report on Form 8-K dated June 14, 2018 (File No. 001-34809)).
10.6*	Amended and Restated Global Indemnity Group, LLC 2018 Share Incentive Plan, dated as of August 28, 2020 (incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K12B dated August 28, 2020 (File no. 001-34809)).
10.7*	Global Indemnity Group, LLC 2023 Share Incentive Plan, dated as of April 4, 2023 (incorporated by reference to Appendix A of the Company's Definitive Proxy Statement on Schedule 14A, filed on April 28, 2023).
10.8*	Global Indemnity Limited Annual Incentive Awards Program, as amended and restated and effective as of November 7, 2016 (incorporated by reference to Exhibit 10.16 of the Company's Current Report on Form 8-K12B dated November 7, 2016 (File No. 001-34809)).
10.9*	Amended and Restated Global Indemnity Group, LLC Annual Incentive Awards Program, dated as of August 28, 2020 (incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K12B dated August 28, 2020 (File no. 001-34809)).
10.10*	Amended and Restated Shareholders Agreement, dated July 2, 2010, by and among Global Indemnity plc (as successor to United America Indemnity, Ltd.) and the signatories thereto (incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K12B dated July 2, 2010 (File No. 001-34809)).
10.11*	Assignment and Assumption Agreement relating to the Amended and Restated Shareholders Agreement, dated July 2, 2010 (incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K12B dated July 2, 2010 (File No. 001-34809)).
10.12*	Amendment to the Amended and Restated Shareholders Agreement, dated as of October 31, 2013, by and among Global Indemnity plc and the signatories thereto (incorporated by reference to Exhibit 10.3 of the Company's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2013 (File No. 001-34809)).
10.13*	Assignment and Assumption Agreement, dated as of November 7, 2016, between Global Indemnity Limited and Global Indemnity plc (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K12B dated November 7, 2016 (File No. 001-34809)).
10.14*	Indemnification Agreement between United America Indemnity, Ltd. and Fox Paine Capital Fund II International L.P., dated July 2, 2010 (incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K12b dated July 2, 2010 (File No. 001-34809)).
10.15*	Assignment and Assumption Agreement, dated as of November 7, 2016, between Global Indemnity Limited, Global Indemnity plc and Fox Paine Capital Fund II International L.P. (incorporated by reference to Exhibit 10.13 of the Company's Current Report on Form 8-K12B dated November 7, 2016 (File No. 001-34809)).
10.16*	Executive Employment Agreement, dated as of December 8, 2009, between United America Indemnity, Ltd. and Thomas M. McGeehan (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 000-50511)).
10.17*	Amendment to Executive Employment Agreement with Thomas M. McGeehan, dated November 7, 2016 (incorporated by reference to Exhibit 10.10 of the Company's Current Report on Form 8-K12B dated November 7, 2016 (File No. 001-34809)).
10.18*	Amendment to the Executive Employment Agreement with Thomas M. McGeehan, dated as of August 28, 2020 (incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K12B dated August 28, 2020 (File no. 001-34809)).

10.19*	Terms of Employment with Jonathan E. Oltman effective January 19, 2021. (incorporated by reference to Exhibit 10.24 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (File No. 001-34809)).
10.20*	Separation Agreement with Jonathan E. Oltman effective January 17, 2024 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated January 19, 2024 (File No. 001-34809)).
10.21*	Chief Executive Officer Agreement with Joseph W. Brown dated November 16, 2022 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated November 22, 2022 (File No. 001-34809)).
10.22	Chief Executive Officer Agreement with Joseph W. Brown dated January 18, 2024 (incorporated by reference to Exhibit 10.22 of the Company's Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-34809)).
10.23	Institutional Services Customer Agreement dated as of December 12, 2016 (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (File No. 001-34809)).
10.24	Confidentiality Agreement between Fox Paine & Company, LLC and Global Indemnity Limited, dated September 17, 2017 (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 (File No. 001-34809)).
10.25	Preferred Interest Purchase Agreement, dated as of August 27, 2020, by and between Global Indemnity Group, LLC and Wyncote LLC (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K12B dated August 28, 2020 (File No. 001-34809)).
10.26*	Executive Employment Agreement with Brian J. Riley dated October 14, 2004 (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (File No. 001-34809)).
10.27	Class A-2 Common Share Grant Agreement, dated as of March 6, 2025, between Global Indemnity Group, LLC and Fox Paine & Company, LLC (incorporated by reference to Exhibit 10.27 of the Company's Annual Report on Form 10K for the fiscal year ended December 31, 2024 (File No. 001-34809)).
10.28*+	Form of Option Award Agreement (2024 Grants)
10.29*+	Form of Option Awards Agreement
10.30*+	Belmont Holdings GX, Inc. Book Value Rights Plan – Performance and Form of Notice of Book Value Rights Grant
19.1+	Global Indemnity Group, LLC Insider Trading Policy.
21.1+	List of Subsidiaries.
23.1+	Consent of Independent Registered Public Accounting Firm.
31.1+	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2+	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1+	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2+	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1+	Clawback Policy.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbases Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
+	Filed or furnished herewith.
*	Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Section 13 or 15 (d) of the Securities Exchange Act of 1934, Global Indemnity has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL INDEMNITY GROUP, LLC

By: /s/ Joseph W. Brown
Name: Joseph W. Brown
Title: Chief Executive Officer
Date: *March 10, 2026*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated below on March 10, 2026.

SIGNATURE	TITLE
/s/ Saul A. Fox Saul A. Fox	Chairman
/s/ Joseph W. Brown Joseph W. Brown	Chief Executive Officer and Director (Principal Executive Officer)
/s/ Brian J. Riley Brian J. Riley	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Seth J. Gersch Seth J. Gersch	Director
/s/ Fred E. Karlinsky Fred E. Karlinsky	Director
/s/ Bruce R. Lederman Bruce R. Lederman	Director
/s/ Thomas M. McGeehan Thomas M. McGeehan	Director
/s/ Jason C. Murgio Jason C. Murgio	Director

GLOBAL INDEMNITY GROUP, LLC

SCHEDULE I -- SUMMARY OF INVESTMENTS -- OTHER THAN INVESTMENTS IN RELATED PARTIES
(In thousands)

Type of Investment:	As of December 31, 2025		
	Cost *	Value	Amount Included in the Balance Sheet
Fixed maturities:			
United States government and government agencies and authorities	$ 640,533	$ 640,629	$ 640,629
States, municipalities, and political subdivisions	14,515	14,165	14,165
Mortgage-backed and asset-backed securities	397,793	393,156	393,156
Public utilities	9,028	8,892	8,892
All other corporate bonds	268,441	268,660	268,660
Total fixed maturities	1,330,310	1,325,502	1,325,502
Equity securities:			
Public utilities	—	—	—
Industrial and miscellaneous	33,673	33,673	33,673
Total equity securities	33,673	33,673	33,673
Other long-term investments	17,097	17,097	17,097
Total investments	$ 1,381,080	$ 1,376,272	$ 1,376,272

* Original cost of fixed maturities adjusted for amortization of premiums and accretion of discounts; original cost of equity securities and other long-term investments adjusted for income or loss earned on investments in accordance with equity method of accounting. All amounts are shown net of impairment losses.

GLOBAL INDEMNITY GROUP, LLC

SCHEDULE II – Condensed Financial Information of Registrant
(Parent Only)
Balance Sheets
(Dollars in thousands, except share data)

ASSETS		December 31, 2025		December 31, 2024
Fixed maturities, at fair value (amortized cost: $11,113 and $67,528; net of allowance for expected credit losses of: $0 at December 31, 2025 and 2024)	$	10,680	$	66,824
Equity securities, at fair value		496		483
Other invested assets		9,333		17,903
Total investments		20,509		85,210
Cash and cash equivalents		3,182		110
Intercompany note receivable (1)		69,400		69,400
Interest receivable – affiliates		8		633
Equity in unconsolidated subsidiaries (1)		612,017		576,394
Due to affiliates (1)		1,524		—
Other assets		299		388
Total assets	$	706,939	$	732,135
LIABILITIES AND SHAREHOLDERS' EQUITY				
Liabilities:				
Due to affiliates (1)	$	—	$	42,919
Other liabilities		349		67
Total liabilities		349		42,986
Commitments and contingencies		—		—
Shareholders' equity:				
Series A cumulative fixed rate preferred shares, $1,000 par value; 100,000,000 shares authorized, shares issued and outstanding: 4,000 and 4,000 shares, respectively, liquidation preference: $1,000 per share and $1,000 per share, respectively		4,000		4,000
Common shares: no par value; 900,000,000 common shares authorized; class A common shares issued: 11,844,995 and 11,202,355, respectively, (inclusive of class A common shares designated as class A-2 common shares of 550,000 and 0, respectively); class A common shares outstanding: 10,557,227 and 9,914,587, respectively, (inclusive of class A common shares designated as class A-2 common shares of 550,000 and 0, respectively); class B common shares issued and outstanding: 3,793,612 and 3,793,612, respectively		—		—
Additional paid-in capital		465,720		459,578
Accumulated other comprehensive income (loss), net of tax		(4,000)		(10,410)
Retained earnings		273,562		268,673
Class A common shares in treasury, at cost: 1,287,768 and 1,287,768 shares, respectively		(32,692)		(32,692)
Total shareholders' equity		706,590		689,149
Total liabilities and shareholders' equity	$	706,939	$	732,135

(1)   This item has been eliminated in the Company's Consolidated Financial Statements.

See Notes to the Consolidated Financial Statements included in Item 8.

SCHEDULE II – Condensed Financial Information of Registrant (continued)
(Parent Only)
Statement of Operations and Comprehensive Income
(Dollars in thousands)

		Years Ended December 31,				
		2025		**2024**		**2023**
Revenues:						
Net investment income	$	2,081	$	4,067	$	6,141
Intercompany interest income (1)		2,984		880		874
Net realized investment gains (losses)		(58)		14		(416)
Total revenues		5,007		4,961		6,599
Expenses:						
Corporate expenses		3,659		1,015		601
Income before equity in earnings of unconsolidated subsidiaries		1,348		3,946		5,998
Equity in earnings of unconsolidated subsidiaries (1)		23,985		39,295		19,431
Net income		25,333		43,241		25,429
Other comprehensive income, net of tax:						
Unrealized holdings gain arising during the period		200		973		1,287
Equity in other comprehensive income of unconsolidated subsidiaries (1)		6,139		11,446		18,703
Recognition of previously unrealized holding losses		71		34		205
Other comprehensive income, net of tax		6,410		12,453		20,195
Comprehensive income, net of tax	$	31,743	$	55,694	$	45,624

(1) This item has been eliminated in the Company's Consolidated Financial Statements.

See Notes to the Consolidated Financial Statements included in Item 8.

GLOBAL INDEMNITY GROUP, LLC

Condensed Financial Information of Registrant – (continued)
(Parent Only)
Statements of Cash Flows
(Dollars in thousands)

	Years Ended December 31,		
	2025	**2024**	**2023**
Net cash provided by operating activities	$ 7,544	$ 7,124	$ 4,388
Cash flows from investing activities:			
Proceeds from sale of fixed maturities	18,299	709	17,226
Proceeds from sale of equity securities	—	—	1,158
Proceeds from maturity of fixed maturities	66,567	91,213	240
Proceeds from other invested assets	8,570	8,113	—
Purchases of fixed maturities	(28,964)	(86,731)	(271)
Purchases of equity securities	—	—	(111)
Capital contribution to subsidiary	(48,500)	—	—
Net cash provided by investing activities	15,972	13,304	18,242
Cash flows from financing activities:			
Distributions paid to common shareholders	(20,004)	(19,389)	(14,248)
Distributions paid to preferred shareholders	(440)	(440)	(440)
Purchase of class A common shares	—	(529)	(12,677)
Net cash used in financing activities	(20,444)	(20,358)	(27,365)
Net change in cash and equivalents	3,072	70	(4,735)
Cash and cash equivalents at beginning of period	110	40	4,775
Cash and cash equivalents at end of period	$ 3,182	$ 110	$ 40

Supplemental Non-Cash Disclosure:

In connection with the internal reorganization in December 2024, Global Indemnity Group, LLC entered into the following non-cash transactions in 2024:

- Global Indemnity Group, LLC transferred all of the issued and outstanding common shares of Penn-Patriot Insurance Company with a value of $498 million to Belmont Holdings GX, Inc. for 750 common shares of Belmont Holdings GX, Inc.

- Global Indemnity Group, LLC's capital contribution of $43 million to Katalyx Holdings LLC effective on December 31, 2024 was settled in February of 2025.

All of these transactions are eliminated in the Company's Consolidated Financial Statements.

See Notes to the Consolidated Financial Statements included in Item 8.

GLOBAL INDEMNITY GROUP, LLC
SCHEDULE III -- SUPPLEMENTARY INSURANCE INFORMATION
(Dollars in thousands)

Segment	Deferred Policy Acquisition Costs		Future Policy Benefits, Losses, Claims And Loss Expenses		Unearned Premiums		Other Policy and Benefits Payable	
At December 31, 2025:								
Belmont Core	$	41,164	$	461,146	$	182,629	$	—
Belmont Non-Core		19		289,045		99		—
At December 31, 2024:								
Belmont Core	$	40,091	$	445,186	$	180,310	$	—
Belmont Non-Core		1,045		355,205		3,101		—
At December 31, 2023:								
Belmont Core	$	34,908	$	408,720	$	161,135	$	—
Belmont Non-Core		7,537		441,879		21,717		—

Segment	Premium Revenue		Benefits, Claims, Losses And Settlement Expenses		Amortization of Deferred Policy Acquisition Costs		Net Written Premium	
For the year ended December 31, 2025:								
Belmont Core	$	388,379	$	230,019	$	89,241	$	390,335
Belmont Non-Core		393		(536)		479		(2,533)
Elimination		—		(1,204)		—		—
Total	$	388,772	$	228,279	$	89,720	$	387,802
For the year ended December 31, 2024:								
Belmont Core	$	369,806	$	210,293	$	84,691	$	389,582
Belmont Non-Core		7,186		2,897		2,944		(10,392)
Total	$	376,992	$	213,190	$	87,635	$	379,190
For the year ended December 31, 2023:								
Belmont Core	$	354,518	$	233,239	$	80,226	$	356,796
Belmont Non-Core		118,839		55,914		40,657		42,523
Total	$	473,357	$	289,153	$	120,883	$	399,319

Unallocated Corporate Items	Net Investment Income		Corporate Expenses	
For the year ended December 31, 2025:	$	62,664	$	31,706
For the year ended December 31, 2024:		62,375		25,696
For the year ended December 31, 2023:		55,444		23,383

GLOBAL INDEMNITY GROUP, LLC

SCHEDULE IV -- REINSURANCE
EARNED PREMIUMS
(Dollars in thousands)

	Direct Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
For the year ended December 31, 2025:					
Property & Liability Insurance	$ 359,146	$ 10,780	$ 40,406	$ 388,772	10.4%
For the year ended December 31, 2024:					
Property & Liability Insurance	$ 354,747	$ 12,206	$ 34,451	$ 376,992	9.1%
For the year ended December 31, 2023:					
Property & Liability Insurance	$ 376,288	$ 29,542	$ 126,611	$ 473,357	26.7%

SCHEDULE V - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
(Dollars in thousands)

Description	Balance at Beginning of Period		Charged (Credited) to Costs and Expenses		Charged (Credited) to Other Accounts		Other Deductions		Balance at End of Period	
For the year ended December 31, 2025:										
Investment asset valuation reserves:										
Mortgage loans	$	—	$	—	$	—	$	—	$	—
Real estate		—		—		—		—		—
Allowance for doubtful accounts:										
Premiums, accounts and notes receivable	$	3,530	$	110	$	—	$	—	$	3,640
Deferred tax asset valuation allowance		—		—		—		—		—
Reinsurance receivables		8,992		(7,504)		—		—		1,488
For the year ended December 31, 2024:										
Investment asset valuation reserves:										
Mortgage loans	$	—	$	—	$	—	$	—	$	—
Real estate		—		—		—		—		—
Allowance for doubtful accounts:										
Premiums, accounts and notes receivable	$	4,796	$	(1,266)	$	—	$	—	$	3,530
Deferred tax asset valuation allowance		—		—		—		—		—
Reinsurance receivables		8,992		—		—		—		8,992
For the year ended December 31, 2023:										
Investment asset valuation reserves:										
Mortgage loans	$	—	$	—	$	—	$	—	$	—
Real estate		—		—		—		—		—
Allowance for doubtful accounts:										
Premiums, accounts and notes receivable	$	3,322	$	1,474	$	—	$	—	$	4,796
Deferred tax asset valuation allowance		—		—		—		—		—
Reinsurance receivables		8,992		—		—		—		8,992

GLOBAL INDEMNITY GROUP, LLC

SCHEDULE VI -- SUPPLEMENTARY INFORMATION FOR PROPERTY CASUALTY UNDERWRITERS

(Dollars in thousands)

	Deferred Policy Acquisition Costs	Reserves for Unpaid Claims and Claim Adjustment Expenses	Discount If Any Deducted	Unearned Premiums
Consolidated Property & Casualty Entities:				
As of December 31, 2025	$ 41,183	$ 750,191	$ —	$ 182,728
As of December 31, 2024	41,136	800,391	—	183,411
As of December 31, 2023	42,445	850,599	—	182,852

	Earned Premiums	Net Investment Income	Claims and Claim Adjustment Expense Incurred Related To		Amortization Of Deferred Policy Acquisition Costs	Paid Claims and Claim Adjustment Expenses	Premiums Written
			Current Year	Prior Year			
Consolidated Property & Casualty Entities:							
For the year ended December 31, 2025:	$ 388,772	$ 62,664	$ 219,218	$ 9,061	$ 89,720	$ 278,623	$ 387,802
For the year ended December 31, 2024:	376,992	62,375	213,118	72	87,635	251,323	379,190
For the year ended December 31, 2023:	473,357	55,444	279,609	9,544	120,883	270,766	399,319

Note: All of the Company's insurance subsidiaries are 100% owned and consolidated.

ANNUAL GENERAL MEETING

The 2026 Annual Meeting is scheduled for 12:00 p.m. EST
Wednesday, June 10, 2026 and will be held virtually.











Independent Auditors
Ernst & Young
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Transfer Agent
Stock Trading
Computershare
250 Royall Street
Canton, MA 02021
781-575-3120
800-962-4284

Stock Trading
Class A Common Shares of
Global Indemnity Group, LLC
on Nasdaq under the ticker
symbol "GBLI"

Please refer to Global Indemnity Group, LLC's Safe Harbor Statement, which is located within
the Legal and Privacy Notices section of its website at **www.GBLI.com**



Principal Executive Office
112 S. French Street, Suite 105
Wilmington, DE 19801

Insurance Group Headquarters
Three Bala Plaza East, Suite 300
Bala Cynwyd, PA 19004
610-664-1500

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